Filed with the SEC on April 13, 1995               Registration No. 33-58427


                       SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549
                             ____________________


                              Amendment No. 1 to


                                    FORM S-4
                        REGISTRATION STATEMENT UNDER THE
                             SECURITIES ACT OF 1933
                             ____________________

                             DEPOSIT GUARANTY CORP.
             (Exact name of registrant as specified in its charter)

     MISSISSIPPI                                 6711                                64-072169
(State or other jurisdiction         (Primary Standard Industrial               (IRS Employer Identi-
of incorporation or                  Classification Code Number)                fication Number)
organization)

                                                               ARLEN L. MCDONALD
   210 EAST CAPITOL STREET                                     210 EAST CAPITOL STREET
   POST OFFICE BOX 730                                         POST OFFICE BOX 730
   JACKSON, MISSISSIPPI  39205                                 JACKSON, MISSISSIPPI  39205
   TELEPHONE NUMBER: (601)354-8497                             TELEPHONE NUMBER: (601)354-8497
   (Address, including zip code,                               (Name, address, including zip
   and telephone number, including                             code, and telephone number,
   area code of registrant's                                   including area code, of agent
   principal executive offices)                                for service)

                                                            Copies to:

   L. Keith Parsons, Esq.                                      Paul M. Haygood, Esq.
   Watkins Ludlam & Stennis                                    Stone Pigman Walther Wittmann
   633 North State Street                                           & Hutchinson
   Post Office Box 427                                         546 Carondelet Street
   Jackson, Mississippi  39205-0427                            New Orleans, Louisiana  70130
   Telephone Number: (601)949-4701                             Telephone Number: (504) 581-3200

Approximate date of commencement of proposed sale of securities to the public:
At the Effective Time of the merger of Citizens National Bancshares, Inc. into Commercial National Corporation as described in the attached Proxy Statement/Prospectus.

If the securities being registered on this form are being offered in conjunction with the formation of a holding company and there is compliance with General Instruction G, check the following box. /__/




THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SECTION 8(a), MAY DETERMINE.

                             DEPOSIT GUARANTY CORP.

                             CROSS REFERENCE SHEET
                   PURSUANT TO ITEM 501(B) OF REGULATION S-K


                                                                      Caption or Location
                                                                            in Proxy
Items in Form S-4                                                     Statement/Prospectus
- -----------------                                                     --------------------
1.       Forepart of Registration Statement
         and Outside Front Cover Page of
         Prospectus.......................                            Cover Page of
                                                                      Registration Statement;
                                                                      Cross Reference Sheet;
                                                                      Cover Page of the Proxy
                                                                      Statement/Prospectus

2.       Inside Front and Outside Back
         Cover Pages of Prospectus........                            Available Information;
                                                                      Incorporation of
                                                                      Certain Documents by
                                                                      Reference

3.       Risk Factors, Ratio of Earnings
         to Fixed Charges and Other
         Information......................                            Summary

4.       Terms of the Transaction.........                            Summary; The Merger; Comparison of the Rights of Holders of
                                                                      CNB Common Stock and Deposit Guaranty Common Stock

5.       Pro Forma Financial Information..                            Not Applicable

6.       Material Contracts with the
         Company Being Acquired...........                            Not Applicable

7.       Additional Information Required
         for Reoffering by Persons and
         Parties Deemed to be Under-
         writers..........................                            Not Applicable

8.       Interest of Named Experts and
         Counsel..........................                            Legal Opinion; Experts

9.       Disclosure of Commission
         Position on Indemnification
         for Securities Act Liabilities...                            Not Applicable

10.      Information with Respect to
         S-3 Registrants..................                            Available Information;
                                                                      Incorporation of
                                                                      Certain Documents by
                                                                      Reference

11.      Incorporation of Certain Infor-
         mation by Reference..............                            Available Information;
                                                                      Incorporation of
                                                                      Certain Documents by
                                                                      Reference

12.      Information with Respect to S-2
         or S-3 Registrants...............                            Not Applicable

13.      Incorporation of Certain Infor-
         mation by Reference..............                            Not Applicable

14.      Information with Respect to
         Registrants Other Than S-3 or
         S-2 Registrants..................                            Not Applicable

15.      Information with Respect to S-3
         Companies........................                            Not Applicable

16.      Information with Respect to S-2
         or S-3 Companies.................                            Not Applicable

17.      Information with Respect to
         Companies Other Than S-3 or
         S-2 Companies....................                            Information Concerning
                                                                      CNB; Market Prices of and
                                                                      Dividends on CNB Common
                                                                      Stock; CNB - Selected
                                                                      Financial Data;
                                                                      Management's Discussion
                                                                      and Analysis of Consolidated
                                                                      Financial Condition and
                                                                      Results of Operations for the
                                                                      Years Ended December 31, 1994,
                                                                      1993 and 1992;
                                                                      Index to Financial
                                                                      Statements

18.      Information if Proxies, Consents
         or Authorizations Are to be
         Solicited........................                            Incorporation of
                                                                      Certain Documents by
                                                                      Reference; Summary;
                                                                      Introduction; The Merger--Interests
                                                                      of Certain Persons in
                                                                      the Merger;  Stock
                                                                      Ownership of Management of
                                                                      CNB; Principal Shareholders of CNB; Experts

19.      Information if Proxies, Consents
         or Authorizations Are Not to be
         Solicited or in an Exchange
         Offer............................                            Not Applicable

                                                                  April 14, 1995


To Our Shareholders:

         You are cordially invited to attend a Special Meeting (the "Meeting") of Shareholders of Citizens National Bancshares, Inc. ("CNB") to be held at 2:00 p.m., local time, on May 18, 1995 at the main branch of Citizens National Bank, 201 NW Railroad Avenue, Hammond, Louisiana 70401-3249.

         At the Meeting you will be asked to consider and vote upon a proposal to approve the merger (the "Merger") of CNB with and into Commercial National Corporation, a wholly-owned subsidiary of Deposit Guaranty Corp. ("Deposit Guaranty") and the related Agreement and Plan of Merger. If the Merger is consummated, CNB will be merged into Commercial National Corporation and Citizens National Bank will become a wholly-owned subsidiary of Commercial National Corporation, and you will receive shares of common stock of Deposit Guaranty for each share of common stock of CNB which you own at the effective time of the Merger.

         The affirmative vote of the holders of at least two-thirds of the total voting power of the shares of common stock of CNB, present or represented by proxy at the Meeting, must approve the Merger. Consummation of the Merger also requires certain regulatory approvals.

         The Board of Directors of CNB believes the Merger is in the best interests of CNB and its shareholders and unanimously recommends that you vote for approval of the Merger. The reasons for such recommendation are set forth in the accompanying Proxy Statement/Prospectus. Furthermore, CNB's financial advisor, Alex Sheshunoff & Co. Investment Banking, has issued its opinion to the effect that, as of the date of such opinion and based upon the considerations described therein, the terms of the Merger are fair, from a financial point of view, to the shareholders of CNB.

         We believe that the Merger represents an exceptional opportunity for CNB shareholders to join on favorable terms in a combined enterprise with greater financial resources and a more geographically diversified business. As a result of the proposed Merger, you, as a shareholder of Deposit Guaranty, will own common stock in a bank holding company whose shares are publicly traded. Combining CNB with Deposit Guaranty through the Merger should thus provide CNB shareholders with a continued equity interest in a larger, more diversified banking company.

         We urge you to read the enclosed materials carefully so that you can evaluate the Merger for yourself.

         All shareholders are invited to attend the Meeting in person. However, in order to ensure that your shares will be represented at the Meeting, please date, sign and promptly return the enclosed proxy card in the enclosed postage-paid envelope whether or not you plan to attend the Meeting. If you attend the Meeting in person, you may, if you wish, vote personally on all matters brought before the Meeting.



Chairman of the Board                           President and Chief
                                                Executive Officer

                       CITIZENS NATIONAL BANCSHARES, INC.
                              201 NW RAILROAD AVE.
                         HAMMOND, LOUISIANA 70401-3249

                   NOTICE OF SPECIAL MEETING OF SHAREHOLDERS
                     OF CITIZENS NATIONAL BANCSHARES, INC.
                            TO BE HELD MAY 18, 1995


To the Shareholders of Citizens National Bancshares, Inc.:

         Notice is hereby given that a Special Meeting (the "Meeting") of Shareholders of Citizens National Bancshares, Inc. ("CNB") will be held at the main branch of Citizens National Bank, 201 NW Railroad Avenue, Hammond, Louisiana 70401-3249 on May 18, 1995 at 2:00 p.m., local time, for the purpose of considering and voting upon the following matters:

         1. To consider and vote upon the proposal to approve an Agreement and Plan of Merger (the "Merger Agreement"), dated as of December 2, 1994, by and among Deposit Guaranty Corp., a Mississippi corporation ("Deposit Guaranty"), Commercial National Corporation ("CNC"), a Louisiana corporation and a wholly-owned subsidiary of Deposit Guaranty, and Citizens National Bancshares, Inc., a Louisiana corporation ("CNB"), as amended by the Amendment to Agreement and Plan of Merger dated effective March 27, 1995 and by the Second Amendment to Agreement and Plan of Merger dated as of April 11, 1995, conformed copies of which are attached to the accompanying Proxy Statement/Prospectus as Exhibit A and incorporated herein by this reference, and pursuant to which (a) CNB will merge into CNC and Citizens National Bank will become a wholly-owned subsidiary of CNC (the "Merger"), and (b) except as provided in the Merger Agreement, each share of common stock of CNB ("CNB Common Stock") issued and outstanding at the effective time of the Merger will be converted into and exchangeable for shares of common stock of Deposit Guaranty.

         2. To transact such other business as may lawfully come before the meeting or any adjournment or postponement thereof.

         DISSENTING SHAREHOLDERS WHO COMPLY WITH THE PROCEDURAL REQUIREMENTS OF THE BUSINESS CORPORATION LAW OF LOUISIANA WILL BE ENTITLED TO RECEIVE PAYMENT OF THE FAIR CASH VALUE OF THEIR SHARES IF THE MERGER IS EFFECTED UPON APPROVAL BY LESS THAN EIGHTY PERCENT (80%) OF THE TOTAL VOTING POWER OF CNB.


         The affirmative vote of the holders of two-thirds of the total voting power of the shares of CNB Common Stock, present or represented by proxy at the Meeting, is required for approval of the Merger.

         Only shareholders of record as of the close of business on April 12, 1995, are entitled to vote at the Meeting.

         Action may be taken on the foregoing proposals at the Meeting on the date specified above, or on any date to which the Meeting may be adjourned or postponed.

                                              By Order of the Board of Directors



                                              Mayson H. Foster
                                              Secretary

April 14, 1995
Hammond, Louisiana

                             YOUR VOTE IS IMPORTANT

All shareholders are invited to attend the Meeting in person. However, in order to ensure that your shares will be represented at the Meeting, please date, sign and promptly return the enclosed proxy card in the enclosed postage-paid envelope, whether or not you plan to attend the Meeting. Your proxy may be revoked by appropriate notice to the Secretary of CNB at any time prior to the voting thereof. If you attend the Meeting in person, you may, if you wish, vote personally on all matters brought before the Meeting.

PROSPECTUS                                           PROXY STATEMENT

DEPOSIT GUARANTY CORP.                               CITIZENS NATIONAL
                                                     BANCSHARES, INC.

___________________                                  ______________

1,491,228 SHARES OF                                  SPECIAL MEETING OF
COMMON STOCK, NO PAR VALUE                           SHAREHOLDERS TO BE HELD
                                                     MAY 18, 1995


         This Proxy Statement/Prospectus is being furnished to the shareholders of Citizens National Bancshares, Inc. ("CNB") in connection with the solicitation of proxies by the Board of Directors of CNB for use at its Special Meeting (the "Meeting") of Shareholders to be held on May 18, 1995. This Proxy Statement/Prospectus was first mailed to shareholders of CNB on or about April 14, 1995.

         At the Meeting, the holders of CNB Common Stock, par value $10.00 per share ("CNB Common Stock"), will be asked to approve the Agreement and Plan of Merger (the "Merger Agreement"), dated as of December 2, 1994, by and among Deposit Guaranty Corp. ("Deposit Guaranty"), a Mississippi corporation, Commercial National Corporation ("CNC"), a Louisiana corporation and a wholly-owned subsidiary of Deposit Guaranty, and CNB, as amended by the Amendment to Agreement and Plan of Merger dated effective March 27, 1995, and by the Second Amendment to Agreement and Plan of Merger dated as of April 11, 1995, pursuant to which CNB will merge into CNC and Citizens National Bank will become a wholly-owned subsidiary of CNC (the "Merger"). Upon consummation of the Merger, each outstanding share of CNB Common Stock, other than shares held by CNB shareholders who perfect dissenters' rights, will be converted into shares of Deposit Guaranty common stock, no par value per share ("Deposit Guaranty Common Stock"), and cash in lieu of any fractional shares. For a more complete description of the Merger Agreement and the terms of the Merger, see "The Merger." A conformed copy of the Merger Agreement is attached to this Proxy Statement/Prospectus as Exhibit A. For a more complete description of dissenters' rights see "Appraisal Rights" and "Comparison of the Rights of Holders of CNB Common Stock and Deposit Guaranty Common Stock."

         Deposit Guaranty has filed a Registration Statement on Form S-4 with the Securities and Exchange Commission (the "Commission"), pursuant to the Securities Act of 1933, as amended, covering up to 1,491,228 shares of Deposit Guaranty Common Stock to be issued in connection with the Merger.

         No person is authorized to give any information or to make any representation concerning the Merger not contained in this Proxy Statement/Prospectus and, if given or made, such information or representation should not be relied upon as having been authorized. This Proxy Statement/Prospectus does not constitute an offer to sell, or a solicitation of an offer to purchase, the securities offered by this Proxy Statement/Prospectus, or the solicitation of a proxy, in any jurisdiction, to or from any person to whom it is unlawful to make such offer or solicitation of an offer or proxy solicitation in such jurisdiction. Neither the delivery of this Proxy Statement/Prospectus nor any distribution of the securities made under this Proxy Statement/Prospectus shall, under any circumstances, create any implication that there has been no change in the information set forth herein since the date of this Proxy Statement/Prospectus.

         This Proxy Statement/Prospectus does not cover any resales of Deposit Guaranty Common Stock to be received by CNB shareholders upon consummation of the Merger, and no person is authorized to make use of this Proxy
Statement/Prospectus in connection with any such resale.


                           _________________________


THE SECURITIES TO BE ISSUED IN THE MERGER HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION NOR HAS THE COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROXY STATEMENT/PROSPECTUS. ANY
REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.


                           __________________________



        The date of this Proxy Statement/Prospectus is April 14, 1995.

                             AVAILABLE INFORMATION

         Deposit Guaranty is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith, files periodic reports, proxy statements and other information with the Commission. Such reports, proxy statements and other information filed by Deposit Guaranty can be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street N.W., Washington, D.C. 20549 and at its Regional Offices located in the Northwest Atrium Center, 500 West Madison Street, Chicago, Illinois 60661 and Seven World Trade Center, 13th Floor, New York, New York 10048. Copies of such material can also be obtained from the Commission's Public Reference Section, Judiciary Plaza, 450 Fifth Street N.W., Washington, D.C. 20549, at prescribed rates.

         This Proxy Statement/Prospectus does not contain all the information set forth in the Registration Statement on Form S-4 covering the securities offered hereby which has been filed with the Commission, certain portions of which have been omitted pursuant to the Rules and Regulations of the Commission, and to which portions reference is hereby made for further information with respect to Deposit Guaranty and the securities offered hereby.

         AS INDICATED BELOW, THIS PROXY STATEMENT/PROSPECTUS INCORPORATES DOCUMENTS BY REFERENCE WHICH ARE NOT PRESENTED HEREIN OR DELIVERED HEREWITH. COPIES OF ANY SUCH DOCUMENTS, OTHER THAN EXHIBITS TO SUCH DOCUMENTS WHICH ARE NOT SPECIFICALLY INCORPORATED BY REFERENCE HEREIN, ARE AVAILABLE WITHOUT CHARGE, UPON THE WRITTEN OR ORAL REQUEST OF ANY PERSON, INCLUDING ANY BENEFICIAL OWNER, TO WHOM THIS PROXY STATEMENT/PROSPECTUS IS DELIVERED. IN ORDER TO ENSURE TIMELY DELIVERY OF SUCH DOCUMENTS, ANY REQUEST SHOULD BE MADE BY MAY 10, 1995, AND SUCH REQUESTS SHOULD BE DIRECTED TO DEPOSIT GUARANTY'S PRINCIPAL EXECUTIVE OFFICES AT 210 EAST CAPITOL STREET, JACKSON, MISSISSIPPI 39201, ATTENTION: ARLEN L. MCDONALD, EXECUTIVE VICE PRESIDENT AND CHIEF FINANCIAL OFFICER, TELEPHONE NUMBER (601) 354-8497.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

         The following documents filed by Deposit Guaranty with the Commission are hereby incorporated by reference:

         (1) Deposit Guaranty's Annual Report on Form 10-K for the fiscal year ended December 31, 1994;

         (2) The description of capital stock contained in Item 14 of Deposit Guaranty's Registration Statement on Form 10 filed April 21, 1970, Item 4 of Deposit Guaranty's Quarterly Report on Form 10-Q for the quarter ended March 31, 1982, Item 4 of Deposit Guaranty's Quarterly Report on Form 10-Q for the quarter ended March 31, 1986, Item 4 of Deposit Guaranty's Quarterly Report on Form 10-Q for the quarter ended March 31, 1987, relating to the description of Deposit Guaranty's Common Stock.

         All documents filed by Deposit Guaranty pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date hereof and prior to the date of the Meeting of shareholders of CNB are hereby incorporated by reference into this Proxy Statement/Prospectus and shall be deemed a part hereof from the date of filing of such documents.

         Any statement contained in a document incorporated by reference shall be deemed to be modified or superseded for purposes hereof to the extent that a statement contained herein (or in any other subsequently filed document which also is incorporated by reference herein) modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed to constitute a part hereof except as so modified or superseded.

                               TABLE OF CONTENTS


                                                                                                           Page
                                                                                                           ----
Summary . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .                 1
       The Merger   . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .                 1
       The Parties  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .                 1
       Date, Time, Place and Purpose of Meeting;
         Record Date  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .                 2
       Vote Required  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .                 2
       Recommendation of the CNB and Deposit
         Guaranty Boards of Directors; Reasons for the Merger   . . . . . . . . . . . . . .                 2
       Fairness Opinion   . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .                 2
       Regulatory Approvals   . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .                 2
       Interests of Certain Persons in the Merger   . . . . . . . . . . . . . . . . . . . .                 3
       Certain Federal Income Tax Consequences  . . . . . . . . . . . . . . . . . . . . . .                 3
       Effective Time   . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .                 3
       Affiliates   . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .                 3
       Accounting Treatment   . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .                 3
       Exchange of CNB Certificates;
         No Fractional Shares   . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .                 3
       Appraisal Rights   . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .                 4
       Conditions to Consummation of the Merger   . . . . . . . . . . . . . . . . . . . . .                 4
       Termination  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .                 4
       Comparison of the Rights of Holders
         of CNB Common Stock and Deposit
         Guaranty Common Stock  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .                 4
       CNB and Subsidiaries - Selected Financial Data . . . . . . . . . . . . . . . . . . .
         Deposit Guaranty and Subsidiaries - Selected Financial Data  . . . . . . . . . . .                 5
       Comparative per Share Information  . . . . . . . . . . . . . . . . . . . . . . . . .                 7
Introduction
       General  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .                 8
       Record Date; Voting Rights; Proxies  . . . . . . . . . . . . . . . . . . . . . . . .                 8
       Employee Stock Ownership Plan  . . . . . . . . . . . . . . . . . . . . . . . . . . .                 9
The Merger  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .                 9
       General  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .                 9
       Exchange Ratio   . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .                 9
       Background of Merger   . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .                11
       Recommendation of the CNB and Deposit
         Guaranty Boards of Directors; Reasons for the Merger   . . . . . . . . . . . . . .                13
       Fairness Opinion of CNB's Financial
         Advisor  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .                14
       Interests of Certain Persons in the Merger   . . . . . . . . . . . . . . . . . . . .                18
       Certain Federal Income Tax Consequences  . . . . . . . . . . . . . . . . . . . . . .                20
       Cash in Lieu of Fractional Shares  . . . . . . . . . . . . . . . . . . . . . . . . .                20
       Dissenters' Shares   . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .                21
       Backup Withholding   . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .                21
       Effective Time   . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .                21
       Exchange of CNB Certificates   . . . . . . . . . . . . . . . . . . . . . . . . . . .                21
       No Fractional Shares   . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .                22
       Conditions   . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .                22
       Amendment and Termination  . . . . . . . . . . . . . . . . . . . . . . . . . . . . .                23

       Covenants  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .       23
       Employee Benefits  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .       23
       Resales of Deposit Guaranty Common Stock Issued
         in the Merger; Affiliates  . . . . . . . . . . . . . . . . . . . . . . . . . . . .       24
       Accounting Treatment   . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .       24
       Expenses and Fees  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .       24
       Regulatory Approvals   . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .       24
Appraisal Rights  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .       24
       Filing Written Objection and Vote Against
         the Merger   . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .       25
       Notice by CNB  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .       25
       Written Demand   . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .       25
       Appraisal  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .       25
       Payment and Costs  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .       26
Comparison of the Rights of Holders of CNB
  Common Stock and Deposit Guaranty Common Stock  . . . . . . . . . . . . . . . . . . . . .       26
       Authorized Shares of Capital Stock;
         Dividend Rights  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .       27
       Voting Rights  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .       27
       Appraisal Rights   . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .       28
       Limitations on Directors' and Officers'
         Liability  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .       28
       Indemnification  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .       28
       Supermajority Voting Requirements; Business Combinations; Control Shares   . . . . .       29
       Removal of Directors   . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .       30
       Vacancies in the Board of Directors  . . . . . . . . . . . . . . . . . . . . . . . .       30
       Amendment of the Articles of Incorporation
          or Bylaws   . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .       30
       Special Meetings of Shareholders   . . . . . . . . . . . . . . . . . . . . . . . . .       31
       Shareholder Proposals and Nominations  . . . . . . . . . . . . . . . . . . . . . . .       31
Information Concerning CNB  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .       31
Market Prices of and Dividends on CNB
  Common Stock  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .       32
Stock Ownership of Management of CNB  . . . . . . . . . . . . . . . . . . . . . . . . . . .       33
Principal Shareholders of CNB . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .       34
Selected Financial Data - CNB and Subsidiary. . . . . . . . . . . . . . . . . . . . . . . .       35
Management's Discussion and Analysis of Financial Condition and Results
  of Operations for the Years Ended December 31, 1994, 1993 and 1992  . . . . . . . . . . .       36
       Results of Operations. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .       36
       Net Interest Income. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .       37
       Provision for Loan Losses. . . . . . . . . . . . . . . . . . . . . . . . . . . . . .       40
       Non-Interest Income. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .       41
       Non-Interest Expense . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .       41
       Income Taxes . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .       42
       Financial Position . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .       42
       Investment Securities. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .       42
       Loans. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .       44
       Deposits . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .       47
       Remaining Maturity . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .       48
       Interest Rate Sensitivity. . . . . . . . . . . . . . . . . . . . . . . . . . . . . .       48
       Liquidity. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .       49
       Capital Adequacy . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .       50
       Fair Value of Financial Instruments. . . . . . . . . . . . . . . . . . . . . . . . .       51
       New Accounting Standards . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .       51
Legal Opinion . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .       52
Experts . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .       52
Other Matters . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .       52
Index to Financial Statements . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .       53

                                    SUMMARY

         The following is a brief summary of certain information contained elsewhere in this Proxy Statement/Prospectus and the documents incorporated herein by reference. This summary does not contain a complete statement of all material information relating to the proposed Merger and is subject to and qualified in its entirety by reference to the more detailed information and financial statements contained elsewhere in this Proxy Statement/Prospectus, including the Exhibits and the documents incorporated in this Proxy Statement/Prospectus by reference. Certain capitalized terms used in this summary are defined elsewhere in this Proxy Statement/Prospectus.

THE MERGER

         The shareholders of CNB are being asked to consider and vote upon a proposal to approve the Merger Agreement pursuant to which CNB will be merged into a subsidiary of Deposit Guaranty and each share of CNB Common Stock issued and outstanding immediately prior to the Effective Time of the Merger (except shares held directly or indirectly by Deposit Guaranty other than in a fiduciary capacity and except Dissenting Shares) will be converted into and exchangeable for shares of Deposit Guaranty Common Stock, with the exchange ratio to be determined in accordance with a formula. Under the formula, if the "Average Market Price" (as defined below) of Deposit Guaranty Common Stock is greater than $28.50 per share, but less than $30.50 per share, each share of CNB Common Stock will be exchanged for the number of shares of Deposit Guaranty Common Stock determined by dividing $42,500,000 by the Average Market Price, and then dividing the resulting quotient by the total number of shares of CNB Common Stock outstanding immediately before the effective time of the Merger. If the Average Market Price is greater than or equal to $30.50 per share, the exchange ratio instead will equal 1,393,442 divided by the total number of shares of CNB Common Stock outstanding. If the Average Market Price is less than or equal to $28.50 per share, the exchange ratio will equal 1,491,228 divided by the total number of shares of CNB Common Stock outstanding. In general, the "Average Market Price" will be the average of the closing per share trading prices of Deposit Guaranty Common Stock (adjusted for any stock split or similar transaction) over 20 consecutive trading days preceding the trading day immediately before the effective time of the Merger. As a result of the Merger, the shareholders of CNB will become shareholders of Deposit Guaranty. A conformed copy of the Merger Agreement is attached hereto as Exhibit A.

THE PARTIES

         Deposit Guaranty Corp. Deposit Guaranty is a bank holding company headquartered at 210 East Capitol Street, Jackson, Mississippi 39201, telephone
(601) 354-8497. Its principal subsidiaries are Deposit Guaranty National Bank, a national banking association, with its principal office in Jackson, Mississippi, and Commercial National Bank, a national banking association with its principal office in Shreveport, Louisiana. Deposit Guaranty, through its subsidiaries, provides comprehensive corporate, commercial, correspondent and individual banking services, and personal and corporate trust services.

         As of December 31, 1994, Deposit Guaranty had total assets of $5.1 billion, total deposits of $4 billion, total loans of $2.9 billion and shareholders' equity of $443.5 million. Based on total assets at December 31, 1994, Deposit Guaranty ranked first among Mississippi-based bank holding companies.

         Commercial National Corporation. Commercial National Corporation is a Louisiana corporation, which owns 100% of Commercial National Bank. Deposit Guaranty acquired 100% of the stock of Commercial National Corporation in February, 1990. Other than its ownership of Commercial National Bank, Commercial National Corporation does not engage in substantial business activities.

         Citizens National Bancshares, Inc. CNB is a bank holding company headquartered at 201 NW Railroad Ave., Hammond, Louisiana 70401-3249, telephone number (504) 542-2265. Its only subsidiary is Citizens National Bank in Hammond, a national bank ("Citizens National"). CNB, through its subsidiary, provides a full complement of consumer and commercial banking services in Tangipahoa Parish, Louisiana.

         As of December 31, 1994, CNB had total assets of $189.9 million, total deposits of $167.3 million, total loans of $84.8 million and shareholders' equity of $21 million.

DATE, TIME, PLACE AND PURPOSE OF MEETING; RECORD DATE

         A Special Meeting (the "Meeting") of the Shareholders of CNB will be held on May 18, 1995, at 2:00 p.m., at the main branch of Citizens National Bank at 201 NW Railroad Avenue, Hammond, Louisiana 70401-3249, to consider and vote upon the proposal to approve the Merger Agreement. The Board of Directors of CNB has fixed the close of business on April 12, 1995, as the record date (the "Record Date") for determining holders of outstanding shares of CNB Common Stock entitled to notice of and to vote at the Meeting. Only holders of CNB Common Stock of record on the books of CNB at the close of business on the Record Date are entitled to vote at the Meeting or at any adjournment or postponement thereof. As of the Record Date, there were 361,684 shares of CNB Common Stock issued and outstanding, each of which is entitled to one vote.
See "Introduction -- General" and "Introduction -- Record Date; Voting Rights; Proxies."

VOTE REQUIRED

         Approval of the Merger Agreement requires the affirmative vote at the Meeting of the holders of two-thirds of the total voting power of the shares of CNB Common Stock. Executive officers, directors and affiliates of CNB are entitled to vote approximately 141,079 shares of CNB Common Stock, representing approximately 39.06% of the outstanding shares, all of which are expected to be voted in favor of the Merger.

RECOMMENDATION OF THE CNB AND DEPOSIT GUARANTY BOARDS OF DIRECTORS; REASONS FOR THE MERGER

         The CNB Board has unanimously approved the Merger and the Merger Agreement and has determined that the Merger is in the best interests of CNB and its shareholders. In approving the Merger, CNB's directors considered among other factors the financial terms of the transaction; the liquidity afforded to shareholders of CNB through ownership of a publicly traded stock; a review of the business and prospects of CNB and Deposit Guaranty; the federal income tax consequences of the Merger; the likelihood of the Merger being approved by regulatory authorities without undue conditions or delays; and a report and opinion from Alex Sheshunoff & Co. Investment Banking ("Sheshunoff") regarding the fairness of the terms of the Merger, from a financial point of view, to CNB's shareholders. THE CNB BOARD OF DIRECTORS BELIEVES THE MERGER IS IN THE BEST INTEREST OF CNB'S SHAREHOLDERS AND UNANIMOUSLY RECOMMENDS THAT CNB'S SHAREHOLDERS VOTE FOR THE APPROVAL OF THE MERGER AGREEMENT.

         The Board of Directors of Deposit Guaranty has approved the Merger Agreement because it believes that the Merger will enhance Deposit Guaranty's earnings capacity by enabling it to deliver products and provide services to a larger geographic customer base and that the combination of Deposit Guaranty and CNB can take advantage of increased overall efficiencies and economies of scale. See "The Merger -- Recommendation of the CNB and Deposit Guaranty Boards of Directors; Reasons for the Merger," "The Merger -- Fairness Opinion of CNB's Financial Advisor" and Exhibit B.

FAIRNESS OPINION

         The Board of Directors of CNB has received the written opinion of Sheshunoff, CNB's financial advisor, that the terms of the Merger are fair, from a financial point of view, to CNB and CNB shareholders. The opinion of Sheshunoff is attached hereto as Exhibit B and should be read in its entirety. See "The Merger -- Fairness Opinion of CNB's Financial Advisor."

REGULATORY APPROVALS

         It is a condition to the consummation of the Merger that all required regulatory approvals, including the approval of the Federal Reserve Board, be obtained. Federal Reserve Board approval was obtained on March 8, 1995. See "The Merger -- Conditions" and "The Merger -- Regulatory Approvals."

INTERESTS OF CERTAIN PERSONS IN THE MERGER

         Certain members of CNB's management and Board of Directors have interests in the Merger in addition to their interests as shareholders of CNB generally. Those interests relate to, among other things, provisions in the Merger Agreement regarding indemnification and eligibility to participate in certain Deposit Guaranty employee benefit plans. Executive officers of CNB have an interest in the Merger as a result of change in control severance arrangements in their existing employment agreements, and certain directors will benefit from registration rights which Deposit Guaranty has agreed to provide to certain major shareholders of CNB. See "The Merger - Interests of Certain Persons in the Merger."

CERTAIN FEDERAL INCOME TAX CONSEQUENCES

         Consummation of the Merger is conditioned upon receipt of an opinion of counsel substantially to the effect that the Merger will be treated, for federal income tax purposes, as a tax-free reorganization, with the result that, no gain or loss will be recognized by CNB or by holders of CNB Common Stock who exchange all of their CNB Common Stock solely for Deposit Guaranty Common Stock pursuant to the Merger (except with respect to cash, if any, received in lieu of fractional shares). CNB shareholders are urged to consult their own tax advisors as to the specific tax consequences to them of the Merger. See "The Merger -- Certain Federal Income Tax Consequences."

EFFECTIVE TIME

         If the Merger Agreement is approved by the requisite vote of the shareholders of CNB and the Merger is approved by all required regulatory agencies and the other conditions to the Merger are satisfied or waived (where permissible), the Merger will become effective at the time (the "Effective Time") specified in a short form merger agreement or certificate of merger (the "Certificate of Merger") is filed with the Secretary of State of Louisiana, or as of such later date in time to which Deposit Guaranty and CNB agree, which may be specified in the short form merger agreement or the Certificate of Merger to be filed with the Louisiana Secretary of State pursuant to the Business Corporation Law of the State of Louisiana (the "Louisiana BCL"). It is expected that the Effective Time will occur in mid-1995; however, there can be no assurance that the conditions to the Merger will be satisfied or waived so that the Merger can be consummated. See "The Merger -- Effective Time" and "The Merger -- Conditions."

AFFILIATES

         It is a condition to Deposit Guaranty's obligation to consummate the Merger that, at or prior to the Effective Time, each person who may be deemed to be an "affiliate" (as such term is defined by Rule 145 of the Securities Act of 1933) of CNB shall have executed and delivered to Deposit Guaranty an agreement which provides, among other things, that such affiliate will not sell, transfer or otherwise dispose of any Deposit Guaranty Common Stock to be received by such affiliate pursuant to the Merger in violation of the Securities Act of 1933 and the rules and regulations thereunder. For a further discussion of the provisions of the agreements between Deposit Guaranty and such affiliates, see "The Merger -- Resales of Deposit Guaranty Common Stock Issued in the Merger; Affiliates."

ACCOUNTING TREATMENT

         The pooling method of accounting will be used to reflect the Merger upon consummation. "The Merger -- Accounting Treatment."

EXCHANGE OF CNB CERTIFICATES; NO FRACTIONAL SHARES

         As soon as practicable after the Effective Time, The Bank of New York (the "Exchange Agent") will mail to each holder of record of CNB Common Stock, a letter of transmittal and instructions for use in effecting the surrender of the certificates which, immediately prior to the Effective Time, represented outstanding shares of CNB Common Stock in exchange for certificates representing Deposit Guaranty Common Stock. See "The Merger -- Exchange of CNB Certificates." Cash will be paid in lieu of any fractional share interests in Deposit Guaranty Common Stock. See "The

Merger -- No Fractional Shares." Certificates representing CNB Common Stock should not be surrendered until the transmittal form is received.

APPRAISAL RIGHTS

         Under certain conditions and by complying with the specific procedures required by Louisiana law and described herein, CNB's shareholders will have the right to dissent from the Merger, in which event, if the Merger is consummated, such shareholders may be entitled to receive in cash the fair value of their shares of CNB Common Stock. See "Appraisal Rights" and Exhibit C hereto.


CONDITIONS TO CONSUMMATION OF THE MERGER

         The respective obligations of each party under the Merger Agreement are subject, among other conditions, to approval of the Merger Agreement by the affirmative vote of the holders of at least two-thirds of the total voting power of the shares of CNB Common Stock, the receipt of all necessary regulatory approvals, and the absence of any material adverse change from September 30, 1994 in the financial condition, results of operations, business, or prospects of the other party's consolidated group, taken as a whole. See "The Merger -- Conditions" for a fuller discussion of the conditions to consummation.

TERMINATION

         Among other reasons, the Merger Agreement may be terminated by either party at any time prior to the Effective Time, in the event any consent or approval of any regulatory authority required for consummation of the Merger and the other related transactions has been denied by final nonappealable action of such authority; the shareholders of CNB fail to vote their approval of the Merger Agreement and the related transactions as required by the Louisiana BCL at the Meeting; or if the Closing has not occurred by September 30, 1995. See "The Merger -- Amendment and Termination."

COMPARISON OF THE RIGHTS OF HOLDERS OF CNB COMMON STOCK AND DEPOSIT GUARANTY COMMON STOCK

         For a comparison of Louisiana and Mississippi law and the charter and bylaw provisions of CNB and Deposit Guaranty governing the rights of holders of CNB Common Stock and Deposit Guaranty Common Stock, see "Comparison of the Rights of Holders of CNB Common Stock and Deposit Guaranty Common Stock."

CITIZENS NATIONAL BANCSHARES, INC. AND SUBSIDIARIES - SELECTED FINANCIAL DATA
 (In Thousands Except Per Share Amounts)

                                                                       Year Ended December 31,
                                                       ---------------------------------------------------------
                                                           1994        1993        1992         1991        1990
                                                       ---------------------------------------------------------
 STATEMENTS OF  EARNINGS
 Interest income                                        $13,149     $13,952     $15,067      $15,215     $14,583
 Interest expense                                         4,858       5,337       6,938        8,608       8,682
                                                       ---------------------------------------------------------
 Net interest income                                      8,291       8,615       8,129        6,607       5,901
 Provision for possible loan losses                         ---         ---         ---          634       1,311
                                                       ---------------------------------------------------------
 Net interest income after provision for                  8,291       8,615       8,129        5,973       4,590
   possible loan losses
 Other operating income                                   1,982       1,976       1,927        1,798       1,697
 Other operating expense                                  6,758       6,146       6,226        6,026       5,866
                                                       ---------------------------------------------------------
 Income before income taxes and cumulative                3,515       4,445       3,830        1,745         421
   effect of accounting change
 Income tax expense                                         919       1,315       1,119          354          58
                                                       ---------------------------------------------------------
 Income before cumulative effect of                       2,596       3,130       2,711        1,391         363
   accounting change
 Cumulative effect of accounting change                     ---         172         ---          ---         ---
                                                       ---------------------------------------------------------
 Net income                                              $2,596      $3,302      $2,711       $1,391        $363
                                                       =========================================================
 NET INCOME PER SHARE
 Income before cumulative effect of                       $7.14       $8.93       $8.05        $4.15       $1.07
 accounting change
 Cumulative effect of accounting change                     ---        0.49         ---          ---         ---
                                                       ---------------------------------------------------------
 Net income per share                                     $7.14       $9.42       $8.05        $4.15       $1.07
                                                       =========================================================


 WEIGHTED AVERAGE SHARES OUTSTANDING                    363,360     350,634     336,981      334,294     278,704
 CASH DIVIDENDS PER SHARE                                 $2.20       $1.45       $1.32        $1.32       $1.32

 STATEMENTS OF CONDITION - AVERAGES
 Securities available for sale and                      $83,954     $88,389     $86,609      $68,676     $40,056
 investment securities
 Loans, net of unearned income                           84,821      79,424      81,521       84,397      89,575
 Total deposits                                         169,500     176,211     184,048      167,311     146,938
 Total assets                                           188,753     194,242     201,355      176,815     158,081
 Total stockholders' equity                              17,943      16,684      15,582       13,049      12,907

 SELECTED RATIOS
 Return on average assets                               1.38%       1.70%       1.35%        0.79%       0.23%
 Return on average equity                              14.47       19.79       17.40        10.66        2.81
 Net interest margin - tax equivalent                   4.70        4.73        4.30         3.91        4.10
 Allowance for possible loan losses to
 loans, net of unearned income                          1.95        2.14        2.17         2.08        1.88
 Net charge-offs to average loans, net of
   unearned income                                      0.12        0.07        0.11         0.54        0.96
 Dividend payout                                       30.81       15.39       16.40        31.81      123.36
 Average equity to average assets                       9.51        8.59        7.74         7.38        8.16
 Leverage ratio                                         9.59        8.70        7.83         7.86        7.97
 Tier I risk-based capital                             19.34       18.26       17.84        14.78       18.21
 Total risk-based capital                              20.59       19.51       19.10        16.04       14.47

        DEPOSIT GUARANTY CORP. AND SUBSIDIARIES - SELECTED FINANCIAL DATA

        (In Thousands Except Per Share Amounts)                                        Year Ended December 31,
                                                                  -----------------------------------------------------------------
                                                                      1994          1993          1992          1991         1990
                                                                  -----------------------------------------------------------------
        STATEMENTS OF  EARNINGS
        Interest income                                             $307,272      $299,327      $322,114      $382,432     $406,724
        Interest expense                                             125,881       124,687       155,459       231,473      257,023
                                                                  -----------------------------------------------------------------
        Net interest income                                          181,391       174,640       166,655       150,959      149,701
        Provision for possible loan losses                           (4,750)      (16,000)        10,378        17,260       46,409
                                                                  -----------------------------------------------------------------

        Net interest income after provision for  possible            186,141       190,640       156,277       133,699      103,292
        loan losses
        Other operating income                                        93,499        74,781        67,977        61,439       74,955
        Other operating expense                                      180,047       171,567       164,470       152,828      145,315
                                                                  -----------------------------------------------------------------

        Income before income taxes                                    99,593        93,854        59,784        42,310       32,932
        Income tax expense                                            32,463        27,302        14,270        10,090        8,407
                                                                  -----------------------------------------------------------------

        Net income                                                   $67,130       $66,552       $45,514       $32,220      $24,525
                                                                  =================================================================

        NET INCOME PER SHARE
          Primary                                                      $3.80         $3.77         $2.67         $2.04        $1.55
          Fully diluted                                                 3.80          3.77          2.63          1.93         1.49

        WEIGHTED AVERAGE SHARES OUTSTANDING
          Primary                                                 17,668,062    17,649,852    17,033,664    15,799,996   15,799,996
          Fully diluted                                           17,668,062    17,649,852    17,465,282    17,442,388   17,442,388

        CASH DIVIDENDS PER SHARE                                       $1.06          $.93          $.80          $.78         $.78

        STATEMENTS OF CONDITION - AVERAGES
        Total assets                                              $4,940,977    $4,826,726    $4,777,596    $4,814,533   $4,522,212
        Earning assets                                             4,413,938     4,333,740     4,275,345     4,329,336    4,036,671
        Securities available for sale                                712,184     1,308,634           ---           ---          ---
        Investment securities                                        718,891       396,011     1,616,658     1,417,299    1,036,123
        Loans, net of unearned income                              2,581,724     2,293,416     2,261,034     2,411,731    2,633,394
        Deposits                                                   3,997,038     3,867,669     3,876,927     3,990,963    3,692,556
        Long-term debt                                                   ---           ---         6,320        24,020       24,236
        Total stockholders' equity                                   429,967       367,592       315,833       275,345      259,644

        SELECTED RATIOS
        Return on average assets                                       1.36%         1.38%          .95%          .67%         .54%
        Return on average equity                                      15.61         18.10         14.41         11.70         9.45
        Net interest margin - tax equivalent                           4.24          4.18          4.12          3.77         4.04
        Allowance for possible loan losses to loans,
         net of unearned income                                        1.95          2.56          3.30          3.74         3.46
        Net charge-offs (recoveries) to average
         loans, net of unearned income                                  .10         (.14)          1.02           .77         1.14
        Dividend payout                                               27.89         24.67         29.96         38.24        50.32
        Average equity to average assets                               8.70          7.62          6.61          5.72         5.74
        Leverage ratio                                                 8.43          8.13          6.80          5.42         5.19
        Tier I risk-based capital                                     12.49         13.28         12.00          9.95         8.25
        Total risk-based capital                                      13.75         14.54         13.27         12.11        10.31

        COMPARATIVE PER SHARE INFORMATION


                                                              Historical
                                                     --------------------------
                                                                                                 Deposit                 CNB
                                                                                              Guaranty and            Pro Forma
                                                     Deposit                                  CNB Pro Forma           Equivalent
                 Per Common Share                    Guaranty                CNB               Combined(a)               (b)
                 ----------------                    --------                ---               -----------            ----------
        NET INCOME (c)
        For the twelve months ended
           December 31, 1994
            Primary                                     $3.80               $7.14                     $3.64               $14.88
            Fully Diluted                                3.80                7.14                      3.64                14.88
          For the year ended
           December 31,
        1993
            Primary                                      3.77                9.42                      3.65                14.93
            Fully Diluted                                3.77                9.42                      3.65                14.93
         1992
            Primary                                      2.67                8.05                      2.60                10.65
            Fully Diluted                                2.63                8.05                      2.56                10.49
         1991
            Primary                                      2.04                4.15                      1.94                 7.95
            Fully Diluted                                1.93                4.15                      1.85                 7.56
        CASH DIVIDENDS (d)
          For the twelve months ended
           December 31, 1994                             1.06                2.20                      1.06                 4.34

          For the year ended
            December 31,
            1993                                          .93                1.45                       .93                 3.80
            1992                                          .80                1.32                       .80                 3.27
            1991                                          .78                1.32                       .78                 3.19
        BOOK VALUE (e)
          As of December 31, 1994                       25.23               52.77                     24.36                99.65
          As of December 31, 1993                       22.41               48.05                     21.66                88.60

(a) In accordance with generally accepted acccounting principles, Deposit Guaranty will account for the Merger using the pooling-of-interests method.

(b) CNB pro forma equivalent amounts are computed by multiplying the pro forma combined amounts by assuming the maximum number of shares issued which results in an assumed Conversion Number of 4.090.

(c) Net income per common share is based on weighted average common shares outstanding.

(d) Pro forma cash dividends represent historical cash dividends of Deposit Guaranty.

(e) Book value per common share is based on total period-end shareholders' equity.

                                  INTRODUCTION

GENERAL

       This Proxy Statement/Prospectus is being furnished to shareholders of CNB in connection with the solicitation by the Board of Directors of CNB of proxies for use at a Special Meeting of Shareholders (the "Meeting") to be held on May 18, 1995 at 2:00 p.m., local time, at the main branch of Citizens National, 201 NW Railroad Avenue, Hammond, Louisiana 70401-3249, and at any adjournment or postponement thereof. At the Meeting, shareholders will consider and vote upon a proposal to approve the Merger Agreement, by and among Deposit Guaranty, CNC and CNB, pursuant to which CNB will be merged into CNC (the "Merger") and each share of CNB Common Stock issued and outstanding immediately prior to the effective time of the Merger (except shares held directly or indirectly by Deposit Guaranty other than in a fiduciary capacity and Dissenting Shares, as hereinafter defined) will be converted into and exchangeable for a number of shares of common stock, no par value, of Deposit Guaranty Common Stock determined in accordance with a formula. Under the formula, if the Average Market Price of Deposit Guaranty Common Stock is greater than $28.50 per share, but less than $30.50 per share, each share of CNB Common Stock will be exchanged for the number of shares of Deposit Guaranty Common Stock determined by dividing $42,500,000 by the Average Market Price, and then dividing the resulting quotient by the total number of shares of CNB Common Stock outstanding immediately before the effective time of the Merger. If the Average Market Price is greater than or equal to $30.50 per share, the exchange ratio instead will equal 1,393,442 divided by the total number of shares of CNB Common Stock outstanding. If the Average Market Price is less than or equal to $28.50 per share, the exchange ratio will equal 1,491,228 divided by the total number of shares of CNB Common Stock outstanding. See "The Merger."

       This Proxy Statement/Prospectus constitutes a prospectus of Deposit Guaranty with respect to the shares of Deposit Guaranty Common Stock to be issued in connection with the Merger. The information in this Proxy Statement/Prospectus concerning Deposit Guaranty and its subsidiaries and CNB and its subsidiary has been furnished by each of such entities, respectively.

       The principal executive office of Deposit Guaranty is located at 210 East Capitol Street, Jackson, Mississippi 39201, and its telephone number is
(601) 354-8497. The principal executive office of CNB is located at 201 NW Railroad Ave., Hammond, Louisiana 70401-3249, telephone number (504) 542-2265.

       This Proxy Statement/Prospectus is first being mailed to shareholders of CNB on or about April 14, 1995.

RECORD DATE; VOTING RIGHTS; PROXIES

       The Board of Directors of CNB has fixed the close of business on April 12, 1995 as the Record Date for determining holders of outstanding shares of CNB Common Stock entitled to notice of and to vote at the Meeting. Only holders of CNB Common Stock of record on the books of CNB at the close of business on the Record Date are entitled to vote at the Meeting or at any adjournment or postponement thereof. As of the Record Date, there were 361,684 shares of CNB Common Stock issued and outstanding, each of which is entitled to one vote. Shares of CNB Common Stock represented by properly executed proxies will be voted in accordance with the instructions indicated on the proxies or, if no instructions are indicated, will be voted FOR the proposal to approve the Merger Agreement and, in the discretion of the proxy holders, as to any other matter which may properly come before the Meeting or any adjournment or postponement thereof. A shareholder who has given a proxy may revoke it at any time before it is voted by filing with the Secretary of CNB a notice in writing revoking it or a duly executed proxy bearing a later date.

       Under the CNB Articles, approval of the Merger Agreement requires the affirmative vote at the Meeting of the holders of two-thirds of the total voting power of the CNB Common Stock. Executive officers, directors, their affiliates and affiliates of CNB are entitled to vote approximately 141,079 shares of CNB Common Stock, representing approximately 39.06% of the outstanding shares. The obligations of the parties to the Merger Agreement are subject to the condition that such affirmative vote shall have been obtained. See "The Merger -- Conditions."

       CNB will bear the costs of soliciting proxies from its shareholders. In addition to the use of the mail, proxies may be solicited by the directors, officers and employees of CNB in person, or by telephone or telegram. Such directors, officers and employees will not be additionally compensated for such solicitation but may be reimbursed for out-of-pocket expenses incurred in connection therewith. Arrangements will also be made with custodians, nominees and fiduciaries for the forwarding of solicitation material to the beneficial owners of CNB Common Stock held of record by such persons, and CNB may reimburse such custodians, nominees and fiduciaries for reasonable out-of-pocket expenses incurred in connection therewith.

EMPLOYEE STOCK OWNERSHIP PLAN

       Each employee of Citizens National who is a participant in its Employee Stock Ownership Plan (the "ESOP") may direct the trustee of the ESOP (the "Trustee") on the manner in which shares of CNB Common Stock held for the ESOP (the "Plan Shares") that are allocated to such participant's account under the ESOP shall be voted by the Trustee at the Meeting on the proposal to approve the Merger Agreement. Each ESOP participant has received with this Proxy Statement/Prospectus a letter from the Trustee providing instructions concerning the voting of such participant's Plan Shares and a Voting Instruction Form to be used by the participant to give voting instructions to the Trustee. In order to direct the Trustee on the voting of Plan Shares, an ESOP participant must complete, sign and date the Voting Instruction Form and return it to the Trustee, so that it is received by the Trustee before the
Meeting.   The Trustee will tabulate the instructions received prior to the
Meeting, and will determine the aggregate votes for and against approval of the Merger Agreement. At the Meeting, the Trustee will vote the shares of CNB Common Stock held by the Trustee on the Record Date for which voting instructions have been received in the manner so determined. The Trustee will not vote any Plan Shares for which the Trustee does not receive voting instructions. Approximately 34,735 shares of CNB Common Stock are held by the Trustee under the ESOP on behalf of its participants.

                                   THE MERGER

GENERAL

       The Merger Agreement provides that, subject to the satisfaction or waiver (where permissible) of certain conditions, including, among other things, the receipt of all necessary regulatory approvals, the expiration of all related waiting periods and the approval by the shareholders of CNB, CNB will be merged with and into CNC. See "The Merger -- Conditions" and "The Merger -- Regulatory Approvals." As a result of the Merger, the separate corporate existence of CNB will cease and the shareholders of CNB will become shareholders of Deposit Guaranty. The date and time when the Merger will be consummated is herein referred to as the "Effective Time." See "The Merger -- Effective Time."

       The description of the Merger Agreement included in this Proxy Statement/Prospectus is qualified in its entirety by reference to the Merger Agreement, which is incorporated herein by reference and a copy of which is attached hereto as Exhibit A.

EXCHANGE RATIO

       Upon consummation of the Merger, CNB will be merged with and into CNC and each share of CNB Common Stock issued and outstanding at the Effective Time (other than shares owned by shareholders who, pursuant to the Louisiana BCL, perfect any right to receive the fair value of such shares ("Dissenting Shares")) will be converted into and exchangeable for shares of Deposit
Guaranty Common Stock (the "Exchange Ratio").   The Exchange Ratio shall be
determined as follows:

       (a) In the event the Average Market Price of Deposit Guaranty Common Stock is greater than or equal to $30.50 per share, the Exchange Ratio shall equal 1,393,442 divided by the total number of shares of CNB Common Stock issued and outstanding immediately prior to the Effective Time;

       (b) In the event the Average Market Price of Deposit Guaranty Common Stock is less than or equal to $28.50 per share, the Exchange Ratio shall equal 1,491,228 divided by the total number of shares of CNB Common Stock issued and outstanding immediately prior to the Effective Time; or

       (c) In the event the Average Market Price of Deposit Guaranty Common Stock is greater than $28.50 per share, but less than $30.50 per share, the Exchange Ratio shall be determined by dividing 42,500,000 by the Average Market Price, and then dividing the product by the total number of shares of CNB Common Stock issued and outstanding immediately prior to the Effective Time.

       The "Average Market Price" of the Deposit Guaranty Common Stock shall be the average of the closing per share trading prices of Deposit Guaranty Common Stock (adjusted for any stock split or similar transaction) on the twenty (20) trading days preceding the trading day immediately prior to the Effective Time, as reported in the Wall Street Journal's National Market Issues Transactions listing (corrected for typographical errors).

       The operation of the Exchange Ratio is illustrated by the table below, which shows the effect that various Average Closing Prices would have on the Exchange Ratio, the total number of shares of Deposit Guaranty Common Stock issuable in the Merger, and the aggregate value of such shares based on the Average Closing Price. The table assumes that immediately before the effective time of the Merger, a total of 364,589 shares outstanding of CNB Common Stock, including 2,905 shares issuable upon the exercise of employee stock options before the Merger takes effect.

    AVERAGE CLOSING                                           TOTAL NUMBER OF
   PRICE OF DEPOSIT                                          SHARES OF DEPOSIT        AVERAGE CLOSING PRICE
       GUARANTY                                               GUARANTY COMMON          TIMESTOTAL NUMBER OF
     COMMON STOCK               EXCHANGE RATIO                 STOCK ISSUABLE            SHARES ISSUABLE
     ------------               --------------                 --------------            ---------------
        $25.50                       4.090                       1,491,228                 $38,026,000
        $26.50                       4.090                       1,491,228                  39,517,000
        $27.50                       4.090                       1,491,228                  41,008,800
        $28.50                       4.090                       1,491,228                  42,500,000
        $29.50                       3.952                       1,440,678                  42,500,000
        $30.50                       3.822                       1,393,442                  42,500,000
        $31.50                       3.822                       1,393,442                  43,893,400
        $32.50                       3.822                       1,393,442                  45,286,900
        $33.50                       3.822                       1,393,442                  46,680,300

This table is presented for illustration purposes only and no inference is intended or may be drawn concerning the actual Average Closing Price which may occur or the resulting Exchange Ratio. Moreover, CNB shareholders should be aware that the actual market value of a share of Deposit Guaranty Common Stock at the effective time of the Merger and at the time certificates for those shares are delivered to holders of CNB Common Stock may be more or less than the Average Closing Price used to determine the Exchange Ratio. Also, the price at which the Deposit Guaranty Common Stock is trading at or before the time of the Meeting at which shareholders of CNB will vote on whether to approve the Merger may be higher or lower than the Average Market Price used to determine the Exchange Ratio, or the market value of Deposit Guaranty Common Stock at the effective time of the Merger or the time certificates representing such shares are delivered to holders of CNB Common Stock. CNB shareholders are urged to obtain information on the trading price of Deposit Guaranty Common Stock that is more recent than that provided in this Proxy Statement/Prospectus.

       In the event that Deposit Guaranty should split or combine Deposit Guaranty Common Stock, or pay a dividend or other distribution in Deposit Guaranty Common Stock, the Exchange Ratio will be appropriately adjusted.

       The Exchange Ratio was determined by a process of arm's length negotiations involving the managements of CNB and Deposit Guaranty and their respective financial advisors. As explained above, pursuant to the Merger, Deposit Guaranty will be required to issue to CNB shareholders between 1,393,442 and 1,491,228 shares of Deposit Guaranty Common Stock, which will constitute approximately 7.8% to 8.4% of the shares of Deposit Guaranty Common Stock outstanding immediately after the Effective Time. This calculation does not make any adjustment for fractional shares or Dissenting Shares and is based upon the number of shares of CNB Common Stock and Deposit Guaranty Common Stock outstanding on the Record Date.

       No fractional shares of Deposit Guaranty Common Stock will be issued in the Merger. Any shareholder otherwise entitled to receive a fractional share of Deposit Guaranty Common Stock will be paid a cash amount in lieu of any such fractional share. See "The Merger -- No Fractional Shares."

BACKGROUND OF MERGER

       For many years, the CNB Board has annually held a strategic planning conference to review matters of importance to the growth and success of CNB, including capital needs, organizational structure, product development and ways to enhance shareholder value. At the CNB Board's strategic conference held in November 1993, the CNB Board discussed various strategies available to maximize shareholder value, including remaining independent without making acquisitions, acquiring other banks or being acquired by a larger financial institution. The CNB Board invited Sheshunoff to make a presentation at that strategic planning conference concerning these alternative strategies and concerning pending or recently completed acquisitions of community banks and bank holding companies in Louisiana and other states. Following this conference, the CNB Board continued to monitor mergers and acquisitions of banks and bank holding companies in Louisiana. In June 1994, the CNB Board decided to attempt to assess the level of interest that larger financial institutions might have in acquiring CNB in order to be able to evaluate whether such a transaction would be in the best interest of CNB's shareholders. In making this decision, the CNB Board was influenced by a number of factors, including the premiums being paid for other community banks in Louisiana, the liquidity such a transaction might afford the shareholders of CNB, and the possible negative effects on CNB of increasing competition from larger regional institutions that are expanding rapidly through acquisitions into geographical areas previously served primarily by community banks, like CNB.

       CNB retained Sheshunoff to act as its financial advisor to assist CNB in assessing the level of interest of other financial institutions in acquiring CNB and to provide investment banking advice in connection with any transaction that might result. CNB selected Sheshunoff as its financial advisor on the basis of Sheshunoff's experience and expertise in providing investment banking services to financial institutions and its reputation in the banking and investment communities. Sheshunoff also had previously provided professional services and products to CNB on a regular basis and was familiar with CNB. (For a fuller description of CNB's reasons for selecting Sheshunoff to act as its financial advisor, see "The Merger--Fairness Opinion of CNB's Financial Advisor" and Exhibit B).

       During August 1994, Sheshunoff circulated financial and other information to six (6) financial institutions that had expressed an interest in receiving such information. The interested parties were advised that CNB had not made a decision to sell, but was interested in determining the level of interest of such parties in acquiring CNB. All six (6) parties subsequently submitted non-binding, preliminary indications of interest, including the value such parties would be willing, subject to further due diligence, to pay CNB's shareholders in a merger or similar transaction. At a meeting held on September 1, 1994, the CNB Board reviewed all six (6) indications of interest to determine which, if any, of the interested parties would be permitted to perform on-site due diligence reviews at CNB and Citizens National. At the meeting, Sheshunoff provided the CNB Board with a detailed analysis of each indication of interest and its assessment of the adequacy of each proposal. On the basis of the presentation by Sheshunoff and other factors, the CNB Board determined to permit five (5) of the interested parties to perform on-site due diligence. These due diligence reviews occurred during September and October 1994. While these reviews were taking place Sheshunoff, at the request of the CNB Board, invited each of the interested parties to submit by October 28, 1994, a final proposal relating to a merger or similar transaction with CNB. A draft form of agreement and plan of merger (the "Draft Agreement") also was circulated to each interested party for its review and comment.

       By October 28, 1994, four (4) of the interested parties submitted proposals to acquire CNB, accompanied by comments or proposed changes to the Draft Agreement. All four (4) interested parties delivered proposals contemplating a merger between the interested party and CNB in which the shareholders of CNB would receive stock of the acquiring financial institution in a tax-free transaction, and one (1) of these four (4) also presented an alternative all-cash proposal. The proposal of one (1) of the four (4) interested parties ("Proposal No. 1") contemplated that shareholders of CNB would receive an amount of stock of the acquiring financial institution valued at $46,249,000, with the number of shares to be received dependent on the market price of the acquiring financial institution's stock determined over a stated period shortly before the effective date of the merger; provided that the acquiring financial institution would not be obligated to deliver more than a fixed maximum number of shares. A second interested party submitted a proposal ("Proposal No. 2") in which shareholders of CNB would receive stock valued at $43,875,000, again with the number of shares to be received dependent on the market price of the acquiring financial institution's stock determined over a stated period shortly before the effective date of the merger, and (like Proposal No. 1) subject to the limitation that the acquiring financial institution would not be obligated to deliver more than a fixed maximum number of shares. Proposal No. 2, however, also provided a fixed minimum number of shares that CNB's shareholders would receive in the merger. A third proposal, which was made by Deposit Guaranty, initially provided for a transaction in which shareholders of CNB would receive 1,440,000 shares of Deposit Guaranty Common Stock, at a total value as of October 31, 1994, of $42,120,000, based on the closing price of the Deposit Guaranty Common Stock on that date of $29.25. The fourth interested party submitted alternative proposals to acquire the outstanding shares of CNB for shares of stock valued at $35,015,955, or for $41,777,055 in cash.

       At a meeting held on November 3, 1994, the CNB Board reviewed each of the four (4) proposals. Sheshunoff made a detailed presentation to the CNB Board, evaluating each proposal individually and in relation to the other proposals. Sheshunoff's presentation included, among other information, financial projections on CNB and each of the four (4) institutions, detailed pro forma analyses of the effect of each proposed transaction, an analysis of recent bank acquisitions by each institution, and a comparison of the proposals to other bank merger and acquisition transactions that had occurred in Louisiana since January 1, 1994. Based on Sheshunoff's analyses and recommendations and other considerations, the CNB Board directed Sheshunoff and CNB's legal counsel to address with the financial institution that had submitted Proposal No. 1 ("Financial Institution No. 1") certain issues raised in Proposal No. 1 and report back to the CNB Board on Monday, November 7. The issues to be addressed included price protection, liquidity, matters relating to dissenters' rights, closing issues, ambiguities with respect to employee benefits and the honoring of existing employment agreements between CNB and its four (4) executive officers, Messrs. Livingston, Foster, Maurin, and Gautier (the "Employment Agreements"), and various other business and technical points. By the time of the November 7 meeting of the CNB Board, a number of these issues remained outstanding, including the status of the Employment Agreements.

       The Employment Agreements were long-standing agreements, which CNB initially had entered into in 1985 with the four (4) executive officers and which CNB and the executive officers subsequently had renewed and amended from time to time. Each Employment Agreement provides, among other things, for the executive officer to receive, under certain circumstances, severance benefits if his employment with CNB or Citizens National is terminated either (i) by CNB or Citizens National without "Cause" (as defined in the Employment Agreements) or (ii) by the executive for "Good Reason" (as defined in the Employment Agreements), following a change in control of CNB or Citizens National. The severance benefits would be payable to the executive officer if his employment were terminated within a specified period following a merger or other acquisition of CNB or Citizens National. Each executive officer's severance benefits include the right to receive a payment equal to three (3) times his average annual salary over the five (5) years preceding the date his employment is terminated, plus any damages to which he might have a claim. He also would be entitled to receive for a period of three (3) years after the termination of his employment certain other benefits, including benefits under benefit plans and programs in which he was entitled to participate before termination. (For a discussion of the severance benefits provided under these Employment Agreements, see "The Merger--Interest of Certain Persons in the Merger.")

       The CNB Board met again on November 14, 1994, to review the status of negotiations. At the time of that meeting, several issues continued to be unresolved between CNB and Financial Institution No. 1. These issues included the position of Financial Institution No. 1 that the Draft Agreement should be modified to require that the existing Employment Agreements be terminated prior to the merger of CNB into Financial Institution No. 1 and that the four (4) executive officers enter into employment agreements with Financial Institution No. 1 that the executive officers viewed as materially and adversely different from their existing Employment Agreements. The CNB Board considered the existing Employment

Agreements with the executive officers to be binding obligations of CNB that must be honored in the absence of the willingness of the affected executive officers to abandon the agreements. The executive officers were not willing to abandon their existing Employment Agreements. In light of the apparent impasse that had been reached in negotiations, the CNB Board requested at the November 14th meeting that Sheshunoff review the relative merits of the Deposit Guaranty proposal and Proposal No. 2. Sheshunoff then provided an extensive presentation on the relative merits of the two (2) institutions and their respective proposals. The CNB Board was scheduled to meet again on November 17, 1994, and directed management in the interim to determine whether Deposit Guaranty would provide a revised proposal on a basis comparable to the approach taken by Proposal No. 2, and whether it would clarify certain other business points.

       At the meeting of the CNB Board held on November 17, 1994, the CNB Board was advised that Deposit Guaranty had modified its proposal to provide that shareholders of CNB would receive in the merger shares of Deposit Guaranty Common Stock valued at $42,500,000; provided that the maximum number of shares issuable in the Merger would be 1,491,228, and the minimum number of shares issuable in the Merger would be 1,393,442. A representative of Sheshunoff participated by telephone in the November 17, 1994, meeting of the CNB Board and advised the CNB Board that the selection of Deposit Guaranty's proposal over Proposal No. 2 could be supported from a financial point of view due to the greater earnings, equity and dividend appreciation for shareholders of CNB with Deposit Guaranty's proposal. Sheshunoff further advised that the current market value of the Deposit Guaranty Common Stock appeared to be more conservative with respect to book value and earnings in comparison to the then-current market value of the stock of the party who submitted Proposal No. 2, (which, Sheshunoff advised the CNB Board, may provide greater long-term potential) and Deposit Guaranty was paying more in dividends when compared to the current dividend payout of the party who submitted Proposal No. 2. These conclusions of Sheshunoff were based on the assumption that CNB's shareholders would not liquidate their entire holdings of Deposit Guaranty Common Stock immediately upon consummation of the proposed Merger. Based on the analyses and recommendations of Sheshunoff and various other factors, the CNB Board directed CNB's legal counsel to negotiate with Deposit Guaranty with respect to changes proposed by Deposit Guaranty to the Draft Agreement.

       On November 19, 1994, a draft of a proposed definitive agreement was circulated to the CNB Board. The draft was reviewed by counsel for CNB with the CNB Board at a meeting held on November 23, 1994. A further meeting of the CNB Board was then called for December 2, 1994, to consider whether to authorize CNB to enter into the definitive agreement. In the interim, the CNB Board directed management and counsel for CNB to continue to negotiate certain unresolved issues. Also, the CNB Board was advised that Sheshunoff would perform due diligence at Deposit Guaranty and CNB before the December 2, 1994, board meeting to be in a position to deliver its opinion as to the fairness to CNB's shareholders, from a financial point of view, of the proposed transaction with Deposit Guaranty.

       At the meeting held on December 2, 1994, representatives of Sheshunoff made a detailed presentation concerning the proposed transaction with Deposit Guaranty and Sheshunoff issued its opinion (described below) to the effect that the Merger was fair to the shareholders of CNB, from a financial point of view. Sheshunoff assumed for purposes of its opinion that the value of the proposed Merger to CNB's shareholders was $39,144,735, based on the closing price of the Deposit Guaranty Common Stock on November 30, 1994, of $26.25 per share times the total number of shares of Deposit Guaranty Common Stock (1,491,228) that holders of CNB Common Stock would receive in the Merger if the price of the Deposit Guaranty Common Stock remained unchanged at $26.25. Based on the presentation by Sheshunoff and various other factors, the CNB Board authorized entering into the Merger Agreement with Deposit Guaranty, and the parties executed the Merger Agreement that same day.

RECOMMENDATION OF THE CNB AND DEPOSIT GUARANTY BOARDS OF DIRECTORS; REASONS FOR THE MERGER

       CNB'S REASONS FOR THE MERGER. In authorizing the execution of the Merger Agreement, the CNB Board considered a number of factors. Without assigning any relative or specific weights to the factors, the CNB Board of Directors considered the following material factors:

       (a) The information presented to the CNB Board concerning the business, operations, earnings, asset quality, financial condition and dividend payouts, of both CNB and Deposit Guaranty;

       (b) The financial terms of the Merger, including the relationship of the value of the Deposit Guaranty Common Stock issuable in the Merger to the market value, book value, and earnings per share of CNB Common Stock, the partial protection against a decline in the market value of Deposit Guaranty Common Stock, and the partial participation in any appreciation in value of Deposit Guaranty Common Stock;

       (c) The nonfinancial terms of the Merger, including the treatment of the Merger as a tax-free exchange of CNB Common Stock for Deposit Guaranty Common Stock for federal and state income tax purposes;

       (d) The likelihood of the Merger being approved by applicable regulatory authorities without undue conditions or delay;

       (e) The report of CNB's financial advisor reviewing, among other information, premiums paid in other recent merger transactions; and

       (f) The opinion rendered by CNB's financial advisor to the effect that the terms of the Merger, as provided in the Merger Agreement, are fair, from a financial point of view, to the holders of CNB Common Stock.

       The terms of the Merger were the result of arms-length negotiations between representatives of CNB and representatives of Deposit Guaranty. Based upon its consideration of the foregoing factors, the Board of Directors of CNB unanimously approved the Merger as being in the best interest of CNB and its shareholders.

       CNB'S BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT CNB SHAREHOLDERS VOTE FOR APPROVAL OF THE MERGER AGREEMENT.

       DEPOSIT GUARANTY'S REASONS FOR THE MERGER. The Deposit Guaranty Board of Directors believes that by expanding Deposit Guaranty's customer base into the southern portion of Louisiana, the Merger should enhance Deposit Guaranty's earnings capacity by enabling it to deliver products and provide services to that enlarged customer base, and by permitting cost savings through consolidation of operations. In addition, the Deposit Guaranty Board of Directors believes that the combination of Deposit Guaranty and CNB will allow Deposit Guaranty and CNB to increase overall efficiency and take advantage of economies of scale in several areas. In evaluating the Merger, the Deposit Guaranty Board of Directors considered a variety of factors, including the respective results of operations, financial condition and prospects of Deposit Guaranty and CNB; the compatibility and complimentary nature of the respective businesses and managerial philosophies of Deposit Guaranty and CNB; and the relative prices paid in recent acquisitions of financial institutions.

FAIRNESS OPINION OF CNB'S FINANCIAL ADVISOR

       GENERAL. Pursuant to an engagement letter dated July 15, 1994, and accepted by CNB on July 25, 1994, CNB retained Sheshunoff to act as CNB's financial advisor in connection with the Merger and related transactions, including providing certain analyses of the financial terms of the Merger. Sheshunoff also reviewed the negotiated terms of the Merger Agreement; however, Sheshunoff did not review corporate governance matters. Sheshunoff has been in the business of consulting for the banking industry for twenty (20) years, including the appraisal and valuation of banking institutions and their securities in connection with mergers and acquisitions and equity offerings. Sheshunoff has a long history of familiarity and involvement with the banking industry nationwide, as well as familiarity with the Louisiana market and recent transactions in this market. Except as described herein, Sheshunoff is not affiliated in any way with CNB or Deposit Guaranty or their respective affiliates.

       OPINIONS. Sheshunoff delivered a written opinion to the CNB Board dated December 2, 1994, and a written opinion dated within five (5) days of the date of this Proxy Statement/Prospectus (the "Proxy Statement Opinion"), in each case to the effect that, based upon the procedures described in its opinions and such other matters as Sheshunoff considered relevant, as of the date of such opinions, the terms of the Merger as provided in the Merger Agreement are fair, from a financial point of view, to CNB and its shareholders. The full text of Sheshunoff's Proxy Statement Opinion (which is substantially identical to the opinion dated December 2, 1994) is attached hereto as Exhibit B and is incorporated herein by reference. The description of the opinions set forth herein is qualified in its entirety by reference to Exhibit B. CNB shareholders are urged to read the Proxy Statement Opinion in its entirety for a description of the procedures followed, assumptions made, matters considered and limitations on the reviews undertaken by Sheshunoff. Sheshunoff's opinions do not constitute a recommendation to any CNB shareholder as to how such shareholder should vote at the Meeting.

       MATERIALS REVIEWED AND ANALYSES. In rendering its written opinions, Sheshunoff reviewed certain publicly available information concerning CNB and Deposit Guaranty, including each party's audited financial statements and annual reports. Sheshunoff considered many factors in making its evaluation. In arriving at its opinion dated December 2, 1994, regarding the fairness of the transaction, Sheshunoff reviewed: (a) the terms of the Merger Agreement between Deposit Guaranty and CNB; (b) the most recent external auditor's reports to the Board of Directors of each organization; (c) the September 30, 1994 Report of Condition and Income for each organization and the audited December 31, 1993 Balance Sheet and Income Statement for each organization; (d) the Rate Sensitivity Analysis reports for each organization; (e) each organization's listing of marketable securities showing rate, maturity and market value as compared to book value; (f) each organization's internal loan classification list; (g) a listing of other real estate owned for each organization; (h) the budget and long range operating plan of each organization; (i) a listing of unfunded letters of credit and any other off-balance sheet risks for each organization; (j) the Minutes of the Board of Directors meetings for each organization; (k) the most recent Board report for each organization; (l) the listing and description of significant real properties for each organization; (m) the directors and officers liability and blanket bond insurance policies for each organization; and (n) market conditions and current trading levels of outstanding equity securities of both organizations. In connection with rendering the Proxy Statement Opinion, Sheshunoff reviewed and analyzed the foregoing information and certain additional information, including the Registration Statement on Form S-4 of Deposit Guaranty of which this Proxy Statement/Prospectus is a part, and the audited December 31, 1994 Balance Sheet and Income Statement of CNB.
Sheshunoff conducted an on-site review of each organization's historical performance, current financial condition and performed a market area analysis. Sheshunoff's opinions were necessarily based upon market, economic and other conditions as they existed on, and could be evaluated as of, the respective dates of its opinions.

       In addition, Sheshunoff discussed with the management of CNB and Deposit Guaranty the relative operating performance and future prospects of each organization, primarily with respect to the current level of their earnings and future expected operating results, giving weight to Sheshunoff's assessment of the future of the banking industry and each organization's performance within the industry. Sheshunoff compared the results of operation of CNB with those of regional bank holding companies with total assets of $150 to $299 million. Sheshunoff compared the results of operation of Deposit Guaranty with those of regional bank holding companies with total assets of $1 billion and over.

       In connection with rendering its opinions and preparing its various written and oral reports to the CNB Board, Sheshunoff employed a variety of evaluation techniques. The summary set forth below was provided by Sheshunoff, but does not purport to describe all of the evaluation techniques employed or to be a complete description of the particular techniques that are described.

       In Sheshunoff's view, many variables affect the value of banks, not the least of which is the uncertainty of future events, so that the relative importance of the valuation variables differs in different situations, with the result that appraisal theorists argue about which variables are the most appropriate ones on which to focus. According to Sheshunoff, most appraisers agree that the primary financial variables to be considered are earnings, equity, dividends or dividend-paying capacity, asset quality and cash flow. In addition, in most instances, if not all, value is further tempered by non-financial factors such as marketability, voting rights or block size, history of past sales of the banking company's stock, nature and relationship of the other shareholders in the bank, and special ownership or management considerations.

       Sheshunoff analyzed the total purchase price on a cash equivalent fair market value basis using what Sheshunoff regards as the standard evaluation techniques (as discussed below) including comparable sales multiples, net present value, cash flow analysis, return on investment and the price equity index based on certain assumptions of projected growth, earnings and dividends and a range of discount rates from ten percent (10%) to fifteen percent (15%).

       Net asset value is the value of the net equity of a bank, including every kind of property and value. This approach normally assumes liquidation on the date of appraisal with the recognition of securities gains or losses, real estate appreciation or depreciation, adjustments to the loan loss reserve, discounts to the loan portfolio and changes in the net value of other assets. As such, it is not the best approach to use when valuing a going concern, because it is based on historical costs and varying accounting methods. Even if the assets and liabilities are adjusted to reflect prevailing prices and yields (which is often of limited accuracy because readily available data is often lacking), it still results in a liquidation value for the concern. Furthermore, since this method does not take into account the values attributable to the going concern such as the interrelationship among the company's assets and liabilities, customer relations, market presence, image and reputation, and staff expertise and depth, little weight is given by Sheshunoff to the net asset value method of valuation.

       Market value is generally defined as the price, established on an "arms-length" basis at which knowledgeable, unrelated buyers and sellers would agree. The market value is frequently used to determine the price of a minority block of stock when both the quantity and the quality of the "comparable" data are deemed sufficient. However, the relative thinness of the specific market for the stock of the banking company being appraised may result in the need to review alternative markets for comparative pricing purposes.
The "hypothetical" market value for a small bank with a thin market for its stock is normally determined by comparison to the average price to earnings, price to equity and dividend yield of local or regional publicly-traded bank issues, adjusting for significant difference in financial performance criteria and for any lack of marketability or liquidity. The market value in connection with the evaluation of control of a bank is determined by the previous sales of banks in the state or region. In valuing a business enterprise, when sufficient comparable trade data is available, the market value deserves greater weighting than the net asset value and similar emphasis as the investment value as discussed below.

       Sheshunoff maintains substantial files concerning the prices paid for banking institutions nationwide. The database includes transactions involving Louisiana banking organizations from January 1, 1994 through November 30, 1994, and banking organizations in the Southwest region of the United States in the first half of 1994 and over the past five (5) years. The database provides comparable pricing and financial performance data for banking organizations sold or acquired. Organized by different peer groups, the data present averages of financial performance and purchase price levels, thereby facilitating a valid comparative purchase price analysis. In analyzing the transaction value of CNB, Sheshunoff has considered the market approach and has evaluated price to equity and price to earnings multiples of Louisiana banking organizations.

       Sheshunoff calculated an "Adjusted Book Value" of $136.69 per share of CNB Common Stock based on CNB's October 31, 1994 equity (adjusted for the exercise of 2,905 stock options at an exercise price of approximately $109,000) and the average price to equity multiple for Louisiana banking organizations sold from January 1, 1994 through November 30, 1994. Sheshunoff calculated an "Adjusted Earnings Value" of $103.38 per share of CNB Common Stock based on CNB's estimated 1994 earnings and the average price to earnings multiple for Louisiana banking organizations sold from January 1, 1994 through November 30, 1994. The financial performance characteristics of the state banking organizations vary, sometimes substantially, from those of CNB. When the variance is significant for relevant performance factors, adjustments to the price multiples are appropriate when comparing them to the transaction value.

       The investment value is sometimes referred to as the income value or earnings value. One investment value method frequently used estimates the present value of an enterprise's future earnings or cash flow. Another popular investment value method is to determine the level of current annual benefits (earnings, cash flow, dividends, etc.), and then capitalize one or more of the benefit types using an appropriate capitalization rate such as an earnings or dividend yield. Yet another method of calculating investment value is a cash flow analysis of the ability of a banking company to service acquisition debt obligations (at a certain price level) while providing sufficient earnings for reasonable dividends and capital adequacy requirements. In connection with the cash flow analysis, the return on investment that would accrue to a prospective buyer at the transaction value is calculated.

       The investment or earnings value of any banking organization's stock is an estimate of the present value of the future benefits, usually earnings, cash flow or dividends, which will accrue to the stock. An earnings value is calculated using an annual future earnings stream over a period of time of not less than ten (10) years and the residual value of the earnings stream after ten (10) years, assuming no earnings growth, and an appropriate capitalization rate (the net present value discount rate). Sheshunoff's computations were based on an analysis of the banking industry, the economic and competitive situations in CNB's market area, and CNB's and its subsidiary bank's current financial condition and historical levels of growth and earnings. Using a net present value discount rate of ten percent (10%), an acceptable discount rate considering the risk-return relationship most investors would demand for an investment of this type as of the valuation date, the "Net Present Value of Future Earnings," equaled $87.14 per share.

       The cash flow method assumes the formation of a bank holding company with maximum leverage according to Federal Reserve System guidelines and analyzes the ability of the bank to retire holding company acquisition debt within a reasonable period of time while maintaining adequate capital. Using this method, Sheshunoff arrived at a value of $95.00 per share.

       Return on investment analysis (ROI) also assumes the formation of a bank holding company using maximum regulatory leverage and analyzes the ten (10) year ROI of a 33.33% equity investment at the transaction value of $107.40 per share for CNB compared to a liquidation book value in the year 2004, and a sale at ten (10) times projected earnings in the year 2004. This ROI analysis provides a benchmark for assessing the validity of the fair market value of a majority block of stock. The ROI analysis is one approach to valuing a going concern, and is directly impacted by the earnings stream, dividend payout levels and levels of debt, if any. Other financial and nonfinancial factors indirectly affect the ROI; however, these factors more directly influence the level of ROI an investor would demand from an investment in a majority block of stock of a specific bank at a certain point in time. The ROI assuming liquidation at book value in 2004 is 2.27%, and the ROI assuming sale at ten
(10) times earnings in 2004 is 8.90%.

       Furthermore, a price level indicator, the equity index, may be used to confirm the validity of the transaction value. The equity index adjusts the price to equity multiple in order to facilitate a truer price level comparison with comparable banking organizations, regardless of the differing levels of equity capital. The equity index is derived by multiplying the price to equity multiple by the equity-to-assets ratio. In this instance, a transaction value of $107.40 per share results in an equity index of 20.38. The price equity index for banking organizations sold in Louisiana from January 1, 1994 through November 30, 1994 equaled 20.01.

       Finally, another test of appropriateness for the transaction value of a majority block of stock is the net present value-to- transaction value ratio. Theoretically, an earnings stream may be valued through the use of a net present value analysis. In Sheshunoff's experience with majority block community bank stock valuations, it has determined that a relationship does exist between the net present value of an "average" community banking organization and the transaction value of a majority block of the banking organization's stock. The net present value-to-transaction value ratio equals 81.14% for CNB, which falls within the expected range. There are many other factors to consider, when valuing a going concern, which do not directly impact the earnings stream and the net present value but which do exert a degree of influence over the fair market value of a going concern. These factors include, but are not limited to, the general condition of the industry, the economic and competitive situations in the market area and the expertise of the management of the organization being valued.

       When the net asset value, market value and investment value methods are subjectively weighed, using the appraiser's experience and judgment, it is Sheshunoff's opinion that the proposed transaction is fair.

       Sheshunoff considered this transaction as a merger rather than a purchase. Consideration was given to the levels of book value and earnings per share appreciation or dilution percentages between the merger partners over the next three (3) to five (5) years after consummation. To justify the fairness of the transaction for CNB shareholders, it is important to project, based upon realistic projections of future performance, a positive impact for CNB shareholders. Sheshunoff projected that CNB shareholders will have a higher level of earnings per share, equity per share and dividends per share after the Merger with Deposit Guaranty than they would on a stand-alone basis.

       Neither CNB nor Deposit Guaranty imposed any limitations upon the scope of the investigation to be performed by Sheshunoff in formulating its opinions. In rendering its opinions, Sheshunoff did not independently verify the asset quality and financial condition of CNB or Deposit Guaranty, but instead relied upon the data provided by or on behalf of CNB and Deposit Guaranty to be true and accurate in all material respects.

       CERTAIN LIMITATIONS. In arriving at its fairness opinions, Sheshunoff considered the analyses outlined above and other factors and analyses. Sheshunoff did not rely on any single analysis but based its conclusions on a combination of factors derived from all of the analytical procedures employed. The preparation of a fairness opinion is a complex process and is not necessarily susceptible to partial analysis or summary description. The summary set forth above does not purport to be a complete description of Sheshunoff's analyses. Sheshunoff believes that the summary set forth above and Sheshunoff's analyses must be considered as a whole and that selecting portions of its analyses, without considering all of its analyses, would create an incomplete view of the process underlying Sheshunoff's opinions.

       The analyses performed by Sheshunoff are not necessarily indicative of actual values or actual future results, which may be significantly more or less favorable than suggested by such analyses. Additionally, analyses relating to the value of businesses do not purport to be appraisals or necessarily reflect the prices at which businesses actually may be sold. Furthermore, Sheshunoff may have given various analyses more or less weight than other analyses and may have deemed various assumptions more or less probable than other assumptions, so that the ranges of valuations resulting from any particular analysis described above should not be taken to be Sheshunoff's view of the actual value of either CNB or Deposit Guaranty. The fact that any specific analysis has been referred to in the summary above is not meant to indicate that such analysis was given greater weight than any other analysis. In performing its analyses, Sheshunoff made numerous assumptions with respect to industry performance, general business and economic conditions, and other matters, many of which are beyond the control of CNB or Deposit Guaranty.

       COMPENSATION. For its services as independent financial analyst in connection with the Merger, including the rendering of its opinions referred to above, CNB has paid or will pay Sheshunoff aggregate fees of approximately $71,000. CNB also agreed to reimburse Sheshunoff for reasonable out-of-pocket expenses. The fees received by Sheshunoff in connection with its services to CNB were not dependent or contingent upon the occurrence or lack thereof of any transaction.

       Prior to being retained for this assignment, Sheshunoff has provided professional services and products to both CNB and Deposit Guaranty.
Sheshunoff has advised CNB that the revenues derived from such services and products are insignificant when compared to the firm's total gross revenues. Neither Sheshunoff nor any of its officers or employees has any interest in the Common Stock of CNB or Deposit Guaranty.

INTERESTS OF CERTAIN PERSONS IN THE MERGER

       INDEMNIFICATION. The Merger Agreement provides that Deposit Guaranty and CNC shall, and shall cause Citizens National and its successors and assigns to, indemnify the present and former directors, officers, employees and agents of CNB and Citizens National against all claims to which they, or any of them, become subject, arising out of actions or omissions occurring at or prior to the effective time of the Merger, including the transactions contemplated by the Merger Agreement, to the full extent permitted by Louisiana law or by CNB's Articles of Incorporation and Bylaws. Deposit Guaranty and CNC also will reimburse each such indemnified party for legal or other expenses incurred in connection with investigating or defending such claims. Deposit Guaranty and CNC have agreed to use best efforts to maintain CNB's existing directors' and officers' liability insurance policies (or a policy providing at least comparable coverage) for a period of five (5) years after the effective time of the Merger.

       OWNERSHIP OF DEPOSIT GUARANTY STOCK. As of the Record Date, directors and executive officers of CNB and their affiliates owned no shares of Deposit Guaranty Common Stock.

       EMPLOYEE BENEFITS. The Merger Agreement provides that, after the effective time of the Merger, Deposit Guaranty will, subject to compliance with applicable legal and regulatory requirements, provide coverage for all employees of CNB and Citizens National under Deposit Guaranty's benefit plans for which they are eligible or would be eligible if such employees were employees of Deposit Guaranty. For purposes of participation and vesting (but not accrual of benefits) under such employee benefit plans, the service of employees of CNB and Citizens National before the Merger will be treated as service with members of Deposit Guaranty's consolidated group participating in such employee benefit plans. CNC or Deposit Guaranty also will honor, and cause Citizens National and its successors and assigns to honor, all employment, severance, consulting, and other compensation contracts maintained by CNB before the Merger.

       CHANGE OF CONTROL ARRANGEMENTS. CNB is a party to Amended and Restated Employment Agreements with each of its four (4) executive officers, namely Phil
K. Livingston, Mayson H. Foster, John W. Gautier and Robert A. Maurin III (the "Employment Agreements"). Each Employment Agreement has a current term of five
(5) years beginning on

December 12, 1993. Under each Employment Agreement, if the executive officer's employment with CNB or Citizens National is terminated following a change in control without "Cause" (as defined in the Employment Agreement) or by the executive officer for "Good Reason" (also as defined in the Employment Agreement), then the executive officer will be entitled to receive certain severance payments and benefits. For purposes of the Employment Agreements, "Cause" generally will exist only if the executive officer dies or is disabled for a continuous period of 180 days, or if he commits or is charged with a felony or any crime involving moral turpitude, or certain other criminal or unethical activities. Each Employment Agreement defines "Good Reason" to include generally a reduction in salary, a reduction in employment responsibilities, a change of the executive officer's place of work to a location more than seventy-five (75) miles from Hammond, Louisiana, the failure to maintain employee plans or benefits, the failure of a successor to CNB or Citizens National to assume the Employment Agreement, or the refusal to permit the employee to engage in activities not directly related to the business of CNB or Citizens National in which he engaged before the change in control.

         The Merger will constitute a change in control for purposes of the Employment Agreements. If an executive officer who is a party to an Employment Agreement is discharged after the Merger without Cause, or if he terminates his own employment for Good Reason, he will be entitled to receive, in addition and without prejudice to any other rights he may have, including the right to bring a claim for damages, the following severance benefits:

         (i) An amount equal to three (3) times his average gross salary during the five (5) years immediately preceding the termination of employment; and

         (ii) The continued benefit for three (3) years of all employee benefit plans and programs in which he was entitled to participate immediately before the termination of his employment, provided such continued participation is possible or, if such continued participation is not possible, then other benefits substantially similar to those he otherwise would have been entitled to receive under such plans and programs.

Instead of receiving full payment of such severance benefits, the executive officer may elect within three (3) days after his employment is terminated to receive at the expense of CNB, for a period of up to ten (10) years following the date his employment is terminated, medical and life insurance benefits substantially similar to those provided to him on the date of termination. If the executive officer makes this election, the present value of such medical and life insurance benefits will be deducted from the amount to be paid to the executive officer under items (i) and (ii) above.

         Deposit Guaranty has agreed in the Merger Agreement to assume CNB's obligations under these Employment Agreements.

         REGISTRATION RIGHTS. In the Merger Agreement, Deposit Guaranty has agreed to grant registration rights to certain shareholders of CNB and the affiliates of such shareholders, all of whom hold either individually or together with their respective affiliates 10,000 or more shares of CNB's Common Stock. The shareholders being granted registration rights will have the right, for a period of three (3) years after the effective date of the Merger, to require Deposit Guaranty at its expense to file a registration statement under the Securities Act of 1933 to register the shares of Deposit Guaranty Common Stock that are received by such persons in the Merger or that are issued in respect of such shares by way of a stock dividend or stock split or in connection with a combination of shares, recapitalization, merger, consolidation or reorganization. The purpose of the registration rights is to facilitate, if necessary, sales of relatively large blocks of shares of Deposit Guaranty Common Stock (in any event, not less than 30,000 such shares at any one time) by allowing such shares to be sold in a registered offering through an underwriter when it might be impracticable to sell that amount of shares in an ordinary transaction through a broker or market maker.

         The shareholders who will be granted registration rights are divided into two (2) groups, Group 1 and Group 2, as follows:

                 Registration Rights Group No. 1                             Registration Rights Group No. 2
                 -------------------------------                             -------------------------------
                 Leon Ford, III                                              Durham Pontiac, Inc.
                 Leon Ford, IV                                               R. P. Durham Retirement Trust
                 Virginia F. Ford                                            Mercedes B. Durham IRA
                 Leon Ford, III, Usufructuary, Leon Ford III                 Scott Durham
                          and Virginia Fortenberry Ford Trust No. 1,         Scott Durham IRA
                          Naked Owner                                        Brent Durham
                 Helen Mable Ford Trust No. 1                                Rick Durham
                 Leon Ford III and Virginia F. Ford                          Amy Durham
                          Trust No. 2                                        Blake Durham
                 Leon Ford III and Virginia F. Ford                          Mercedes Danielle Durham
                          Trust No. 3                                        Sidney S. Rosenblum, Trustee
                 Helen F. Dufreche, custodian under the                      Sidney S. Rosenblum IRA
                          La. Transfer to Minors Act, for                    Hans Schneider
                          Christopher Ford Dufreche                          John Frederick Schneider
                 Helen Ford Dufreche                                         Judy Schneider
                                                                             Allen B. Pierson, Jr.
                                                                             Juanita S. Pierson
                                                                             Byard Edwards
                                                                             Mrs. Byard Edwards
                                                                             Ponchatoula Lumber Co.


Members of Group 1 will have the right to demand only one (1) registration of their shares, and members of Group 2 will have the right to demand up to two
(2) registrations of their shares. In addition, members of each Group will have certain "piggy-back" registration rights that will permit them, for a period of ten (10) years after the effective time of the Merger, subject to certain conditions, to have their shares included in certain registered public offerings undertaken by Deposit Guaranty.

CERTAIN FEDERAL INCOME TAX CONSEQUENCES

         The following discussion of the principal federal income tax consequences of the Merger is based on provisions of the Internal Revenue Code of 1986 (the "Code"), the regulations thereunder, judicial authority, and administrative rulings and practice as of the date hereof. Deposit Guaranty and CNB have received an opinion of counsel to Deposit Guaranty to the effect that the Merger will be treated, for federal income tax purposes, as a tax-free reorganization under Section 368(a) of the Code.

         Any CNB shareholder who, pursuant to the Merger, exchanges all of the CNB Common Stock that such holder owns solely for Deposit Guaranty Common Stock will not recognize any gain or loss upon such exchange. The aggregate tax basis of Deposit Guaranty Common Stock received by such a holder in exchange for CNB Common Stock will equal such holder's tax basis in the CNB Common Stock surrendered. If such shares of CNB Common Stock are held as capital assets at the Effective Time, the holding period of the Deposit Guaranty Common Stock received will include the holding period of the CNB Common Stock surrendered therefor. CNB shareholders should consult their tax advisors as to the determination of their tax basis and holding period in any one share of Deposit Guaranty Common Stock, as several methods of determination may be available.

1.       CASH IN LIEU OF FRACTIONAL SHARES

         To avoid the expense and inconvenience to Deposit Guaranty of issuing fractional shares, no fractional shares of Deposit Guaranty Common Stock will be issued pursuant to the Merger. Any CNB shareholder who receives cash pursuant to the Merger in lieu of a fractional share interest will be treated as having received such fractional share pursuant to the Merger, and then as having exchanged such fractional share for cash in a redemption by Deposit Guaranty subject to Section 302(a) of the Code, provided that such deemed redemption is not "substantially disproportionate" with respect to such CNB shareholder or is "not essentially equivalent to a dividend." If the Deposit Guaranty Common Stock represents a capital asset in the hands of the shareholder, then the shareholder will generally recognize capital gain or loss on such a deemed redemption of the fractional share in an amount determined by the difference between the amount of cash received for such fractional share and the shareholder's tax basis in the fractional share.

2.       DISSENTERS' SHARES

         CNB shareholders who exercise appraisal rights will be treated as having received the fair value of the CNB Common Stock, as determined in the appraisal rights proceeding, in redemption of the CNB Common Stock subject to the proceeding. Such deemed redemption will be subject to Section 302(a) of the Code, if such deemed redemption is "substantially disproportionate" with respect to the CNB shareholder who exercises appraisal rights or is "not essentially equivalent to a dividend", with the result that a holder who exercises appraisal rights will recognize gain or loss equal to the difference between the amount realized and such holder's tax basis in the CNB Common Stock subject to the proceeding. Any such gain or loss recognized on such redemption will be treated as capital gain or loss if the CNB Common Stock with respect to which appraisal rights were exercised were held as capital assets. Each CNB shareholder who contemplates exercising appraisal rights should consult a tax advisor as to the possibility that all or a portion of the payment received pursuant to the appraisal proceeding will be treated as dividend income.

3.       BACKUP WITHHOLDING

         Unless an exemption applies under the applicable law and regulations, the Exchange Agent will be required to withhold thirty-one percent (31%) of any cash payments to which a stockholder or other payee is entitled pursuant to the Merger unless the stockholder or other payee provides its taxpayer identification number (social security number or employer identification number) and certifies that such number is correct. Each stockholder and, if applicable, each other payee should complete and sign the substitute Form W-9 included as part of the transmittal letter that accompanies the election form, so as to provide the information and certification necessary to avoid backup withholding, unless an applicable exemption exists and is established in a manner satisfactory to Deposit Guaranty and the Exchange Agent.


         THE FOREGOING CONSTITUTES ONLY A GENERAL DESCRIPTION OF CERTAIN FEDERAL INCOME TAX CONSEQUENCES OF THE MERGER WITHOUT REGARD TO THE PARTICULAR FACTS AND CIRCUMSTANCES OF EACH CNB SHAREHOLDER. CNB SHAREHOLDERS ARE URGED TO CONSULT THEIR OWN TAX ADVISORS AS TO THE SPECIFIC TAX CONSEQUENCES TO THEM OF THE MERGER, INCLUDING THE APPLICABILITY AND EFFECT OF FEDERAL, STATE, LOCAL, FOREIGN AND OTHER TAX LAWS.

EFFECTIVE TIME

         If the Merger Agreement is approved by the requisite vote of the shareholders of CNB and the Merger is approved by required regulatory authorities and the other conditions to the Merger are satisfied or waived (where permissible), the Merger will be consummated and become effective at the time a short form merger agreement or certificate of merger (the "Certificate of Merger") is filed with the Secretary of State of Louisiana, or as of such later date in time to which Deposit Guaranty and CNB agree, which may be specified in the short form merger agreement or the Certificate of Merger. It is expected that the Effective Time will occur in mid-1995; however, there can be no assurance that the conditions to the Merger will be satisfied or waived so that the Merger can be consummated. See "The Merger -- Conditions" and "The Merger -- Amendment and Termination."

EXCHANGE OF CNB CERTIFICATES

         As soon as practicable after the Effective Time, the Exchange Agent will mail to each holder of record of certificates of CNB Common Stock (the "Certificates"), a letter of transmittal (which shall specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon delivery of the Certificates to the Exchange Agent) and instructions for use in effecting the surrender of the Certificates which, immediately prior to the Effective Time, represented outstanding shares of CNB Common Stock in exchange for Certificates representing shares of Deposit Guaranty Common Stock (the "Deposit Guaranty Certificates"). Shareholders of CNB are requested not to surrender their CNB Certificates for exchange until such letter of transmittal and instructions are received. Upon surrender of a Certificate for exchange and cancellation to the Exchange Agent, together with a duly executed letter of transmittal, the holder of such CNB Certificate shall be entitled to receive in exchange therefor a Deposit Guaranty Certificate representing the number of shares of Deposit Guaranty Common Stock to which such holder of CNB Common Stock shall have become entitled pursuant to the Merger Agreement, and the CNB Certificate so surrendered shall forthwith be cancelled. Lost CNB Certificates shall be treated in accordance with the existing procedures of CNB.

         No dividends or other distributions with respect to Deposit Guaranty Common Stock and payable to the holders of record thereof after the Effective Time shall be paid to the holder of any unsurrendered CNB Certificate until the holder thereof shall surrender such CNB Certificate. Subject to the effect, if any, of applicable law, after the subsequent surrender and exchange of any CNB Certificate, the record holder thereof shall be entitled to receive any such dividends or other distributions, without any interest thereon, which theretofore had become payable in respect of shares of Deposit Guaranty Common Stock represented by such CNB Certificate.

         If any Deposit Guaranty Certificate representing shares of Deposit Guaranty Common Stock is to be issued in a name other than that in which the CNB Certificate surrendered in exchange therefor is registered, it shall be a condition of the issuance of the new Deposit Guaranty Certificate representing Deposit Guaranty Common Stock that the CNB Certificate so surrendered shall be properly endorsed (or accompanied by any appropriate instrument of transfer) and otherwise in proper form for transfer, and that the person requesting such exchange shall pay to the Exchange Agent in advance any transfer or other taxes required by reason of the issuance of a Deposit Guaranty Certificate representing shares of Deposit Guaranty Common Stock in any name other than that of the registered holder of the CNB Certificate surrendered, or required for any other reason, or shall establish to the satisfaction of the Exchange Agent that such tax has been paid or is not payable.

         After the Effective Time, there will be no transfers on the stock transfer books of CNB of the shares of CNB Common Stock which were outstanding immediately prior to the Effective Time. If, after the Effective Time, CNB Certificates representing such shares are presented for transfer to the Exchange Agent, they shall be cancelled and exchanged for Deposit Guaranty Certificates representing shares of Deposit Guaranty Common Stock pursuant to the terms of the Merger Agreement.

NO FRACTIONAL SHARES

         No Deposit Guaranty Certificates or scrip representing fractional shares of Deposit Guaranty Common Stock will be issued upon the surrender for exchange of CNB Certificates, no dividend or distribution with respect to Deposit Guaranty Common Stock shall be payable on or with respect to any fractional share of Deposit Guaranty Common Stock, and such fractional share interests shall not entitle the owner thereof to vote or to any other rights of a shareholder of Deposit Guaranty. In lieu of any such fractional share, Deposit Guaranty shall pay to each former CNB shareholder who otherwise would be entitled to receive a fractional share of Deposit Guaranty Common Stock an amount in cash equal to such fraction times the Average Market Price.

CONDITIONS

         The respective obligations of each party under the Merger Agreement are subject, among other conditions, to (1) approval of the Merger Agreement by the affirmative vote of the holders of at least two-thirds of the total voting power of CNB Common Stock and if required, the requisite vote of holders of CNC and Deposit Guaranty, (2) the absence of any order, decree or injunction of a court or agency of competent jurisdiction enjoining or prohibiting consummation of the Merger, (3) receipt of an opinion of Watkins Ludlam & Stennis substantially to the effect that the transactions contemplated by the Merger Agreement will be treated for federal income tax purposes as a tax-free reorganization under Section 368 of the Code, and (4) the receipt of all necessary regulatory approvals.

         The obligations of Deposit Guaranty and its subsidiaries under the Merger Agreement are conditioned, among other conditions, on (1) receipt of an opinion from Stone, Pigman, Walther, Wittmann & Hutchinson, counsel to CNB primarily regarding certain corporate matters and (2) the absence of any material adverse change from September 30, 1994 to the Effective Time in the financial condition, results of operations, business, or prospects of the consolidated group of CNB.

         The obligations of CNB are conditioned, among other conditions, on (1) receipt of an opinion of Watkins Ludlam & Stennis, counsel to Deposit
Guaranty, primarily regarding certain corporate matters, and (2) the absence of any material adverse change from September 30, 1994 to the Effective Time in the financial condition, results of operations, business, or prospects of the consolidated group of Deposit Guaranty.

AMENDMENT AND TERMINATION

         The Merger Agreement may be terminated at any time prior to the Effective Time (a) by mutual written consent; (b) by the Board of Directors of either CNB or Deposit Guaranty in the event of a material breach by the other of any representation or warranty in the Merger Agreement, if the facts constituting such breach reflect a material adverse change in the financial condition, results of operations, business or prospects of the consolidated group, taken as a whole, of the breaching party or of any material agreement in the Merger Agreement, which in either case, cannot be cured within sixty (60) days; (c) by the Board of Directors of either CNB or Deposit Guaranty in the event any consent or approval of any regulatory authority required for consummation of the Merger and the other related transactions shall have been denied by final nonappealable action of such authority, the shareholders of CNB fail to vote their approval of the Merger Agreement as required by the Louisiana BCL at the shareholders' meeting; (d) by the Board of Directors of either CNB or Deposit Guaranty in the event that the Merger shall not have consummated by September 30, 1995, if the failure to consummate the Merger on or before such date is not caused by any breach of the Merger Agreement by the party electing to terminate; (e) by the Board of Directors of either CNB or Deposit Guaranty in the event that any of the conditions to the obligations of such party to consummate the Merger cannot be satisfied or fulfilled by September 30, 1995, absent a waiver of the condition; or (f) by the Board of Directors of CNB, if CNB has not received a fairness opinion letter from Sheshunoff, dated within five (5) days of the Effective Time.

COVENANTS

         Both CNB and Deposit Guaranty covenant to continue to provide to the other party full access during all reasonable times to its books and records and to furnish financial and operating data and other information of any kind respecting its business upon request, to cooperate with the other party and use its best efforts to procure all necessary consents and approvals and complete all necessary filings, satisfy all requirements prescribed by law for consummation of the Merger, to use its best efforts to preserve the possession and control of all of its assets and the good will of its customers, to notify the other of any material changes in its financial condition, results of operations, business or prospects, to conduct its business only in the ordinary course and not dispose of any material portion of its assets, place any mortgage, pledge, lien, or other encumbrance on any material portion of its assets, cause any breach of any material agreements which would have a material adverse affect on the financial condition, violate any law, which would have a material adverse effect on the financial condition results of operations, business or prospects of its consolidated group, or fail to pay any taxes due, to make any loans which material and adversely vary from their respective current written loan policies. In addition CNB agrees that it will not declare, set aside increase or pay any dividend, or declare or make any distribution on or directly or indirectly purchase any shares of its capital stock or authorize the issuance of or issue any additional shares of its capital stock or any securities convertible into capital stock, except pursuant to existing obligations under stock option and employee benefit plans, provided that the above prohibitions shall not prohibit (i) the declaration and payment of dividends or distributions from any member of CNB's consolidated group to any other member of its consolidated group, or (ii) the declaration and payment by CNB (to the extent it otherwise is legally permitted) of cash dividends on the issued and outstanding shares of CNB Common Stock (A) for 1994 in the aggregate amount of $2.20 per share, and (B) for each fiscal year (or portion thereof) after 1994 occurring prior to the Effective Time at a rate of up to $ .1333 per share times the number of complete calendar months elapsed prior to the Effective Time during the fiscal year for which the dividend is being paid, provided that if the Effective Time occurs at a time during a calendar quarter that is before Deposit Guaranty's record date for the payment of Deposit Guaranty's regular quarterly dividend for that quarter, no such dividend otherwise permitted to be paid by CNB shall be paid for that quarter. In addition CNB agrees not to amend its Articles of Incorporation or Bylaws; enter into or modify any agreement so as to require the payment, conditionally or otherwise, of any salary, bonus, extra compensation, pension or severance payment to any of its present or former directors, officers or employees, except such agreements as are terminable at will without any penalty or other payment; or increase by more than seven percent (7%) the compensation (including salaries, fees, bonuses, profit sharing, incentive, pension, retirement or other similar payments) of any such person, or increase by more than ten percent (10%) the annual compensation of any such person whose annual compensation is, or after such increase would be, in excess of $50,000; or enter into any new line of business.

EMPLOYEE BENEFITS

         From and after the Effective Time, Deposit Guaranty will, subject to compliance with applicable legal and regulatory requirements, provide coverage for all CNB and Citizens National employees under all Deposit Guaranty benefit plans for which they are eligible or would be eligible if such employees where employees of Deposit Guaranty, as soon as practicable after the Effective Time. For purposes of participation and vesting (but not accrual of benefits) under such employee benefit plans, the service of the employees of CNB and members of its consolidated group prior to the Effective Time shall be treated as service with members of Deposit Guaranty's consolidated group participating in such employee benefit plans. CNC or Deposit Guaranty shall honor, and shall cause Citizens National and its successors and assigns to honor, in accordance with their terms all employment, severance, consulting, and other compensation contracts between CNB and members of its consolidated group and any current or former director, officer or employee thereof, and all provisions for vested benefits or other vested amounts earned or accrued through the Effective Time under the CNB Employee Benefit Plans.

RESALES OF DEPOSIT GUARANTY COMMON STOCK ISSUED IN THE MERGER; AFFILIATES

         Deposit Guaranty Common Stock to be issued to shareholders of CNB in connection with the Merger will be freely transferable under the Securities Act, except for shares issued to any affiliate (as such term is defined by Rule 145 of the Securities Act) of CNB (the "CNB Affiliates"). It is a condition to Deposit Guaranty's obligation to consummate the Merger that, at or prior to the Effective Time, each person who may be deemed to be a CNB Affiliate shall have executed and delivered to Deposit Guaranty an agreement (an "Affiliate's Letter") providing that such CNB Affiliate will not sell, transfer or otherwise dispose of any Deposit Guaranty Common Stock obtained as a result of the Merger in violation of the Securities Act and the rules and regulations of the Commission thereunder. See "The Merger -- Conditions."

ACCOUNTING TREATMENT

         The Merger, if consummated as proposed, will qualify as a pooling of interests for accounting and financial reporting purposes. Accordingly, under generally accepted accounting principles, the assets and liabilities of CNB will be combined with those of Deposit Guaranty and carried forward at book values. In addition, the statements of operations of CNB will be combined with the statements of operations of Deposit Guaranty on a retroactive basis. The obligations of CNB and Deposit Guaranty to consummate the Merger are conditioned, among other matters, upon neither the Securities and Exchange Commission nor Deposit Guaranty's independent auditors concluding that the Merger will not qualify for pooling of interests accounting treatment under generally accepted accounting principles.

EXPENSES AND FEES

         All legal and other costs and expenses incurred in connection with the Merger and the transactions contemplated thereby will be paid by the party incurring such costs and expenses.

REGULATORY APPROVALS

         The Merger is subject to prior approval by the Federal Reserve Board under Section 3 of the Bank Holding Company Act of 1956, as amended. Federal Reserve Board approval was obtained on March 8, 1995.

                                APPRAISAL RIGHTS

         Under Section 131 of the Louisiana BCL (a copy of which is attached hereto as Exhibit C), any holder of record of shares of CNB Common Stock, who files a written objection to the Merger prior to or at the Meeting at which the vote on the Merger is taken, and who votes against the Merger, may demand in writing that CNB pay to such shareholder the fair cash value of such shares ("Appraisal Rights"). HOWEVER, INTERESTED PARTIES SHOULD NOTE THAT, IF THE MERGER IS APPROVED BY EIGHTY PERCENT (80%) OR MORE OF THE OUTSTANDING SHARES OF CNB COMMON STOCK, SECTION 131 OF THE LOUISIANA BCL PROVIDES THAT NO SUCH SHAREHOLDER WILL HAVE APPRAISAL RIGHTS. A person who is a beneficial owner, but not a registered owner, of shares of CNB Common Stock who wishes to exercise the rights of a dissenting shareholder under the Louisiana BCL cannot do so in his own name but must cause the registered owner thereof to take all required action to comply on his behalf with the procedures under Section 131 of the Louisiana BCL.

         Any shareholder of record contemplating making a demand for appraisal is urged to review carefully the provisions of Section 131 of the Louisiana BCL, particularly the procedural steps required to perfect Appraisal Rights thereunder. APPRAISAL RIGHTS WILL BE LOST IF THE PROCEDURAL REQUIREMENTS OF
SECTION 131 ARE NOT FULLY SATISFIED.

         Set forth below is a summary of the procedures relating to the exercise of Appraisal Rights. The following summary does not purport to be a complete statement of the provisions of Section 131 of the Louisiana BCL and is qualified in its entirety by reference to Exhibit C hereto and to any amendments to such sections as may be adopted after the date of this Proxy Statement/Prospectus.

FILING WRITTEN OBJECTION AND VOTE AGAINST THE MERGER

         Before the shareholders' vote is taken on the proposal to approve the Merger, a shareholder of record who intends to exercise Appraisal Rights (a "Dissenter") must deliver to CNB a written objection to the proposed Merger and vote the shares of CNB Common Stock held by such Dissenter (the "Shares") against the proposed Merger. Such written objection may be sent to CNB at 201 NW Railroad Ave., Hammond, Louisiana 70401-3249, telephone number (504) 542-2265. The return of a proxy card by a Dissenter with instructions to vote the Shares represented thereby against the Merger (or abstaining from voting) is not sufficient to satisfy the requirement of delivering written objection to CNB. The submission of a signed blank proxy card will serve to waive Appraisal Rights.

NOTICE BY CNB

         Promptly after the Effective Time (unless the Merger is approved by eighty percent (80%) or more of the outstanding shares of CNB Common Stock), CNB will notify each Dissenter who has purported to comply with the provisions of Section 131 of the Louisiana BCL that the Merger has become effective. The giving of such notice shall not be deemed to create any rights in the Dissenter receiving the same to demand payment for such Dissenter's Shares. The notice shall be sent by registered mail, addressed to the Dissenter at such Dissenter's last address on CNB's records immediately prior to the Effective Time.

WRITTEN DEMAND

         Within twenty (20) days after the mailing of notice by CNB, any Dissenter must file with CNB a demand in writing (the "Demand") for the fair cash value of such Dissenter's Shares as of the day prior to the Meeting, stating the amount demanded and a post office address to which CNB may reply. Simultaneously with the filing of the Demand, the Dissenter shall also deposit the certificate(s) representing the Dissenter's Shares (duly endorsed and transferred to CNB upon the sole condition that the certificate(s) will be delivered to CNB upon payment of the value of the Shares in accordance with
Section 131 of the Louisiana BCL) in escrow with a chartered bank or trust company located in Tangipahoa Parish, Louisiana (the "Escrow Bank"). Along with the Demand, the Dissenter shall deliver to CNB a written acknowledgment of the Escrow Bank that it holds such certificate(s), endorsed as specified above. A Dissenter who fails to satisfy any of the foregoing conditions within the proper time periods will conclusively be presumed to have acquiesced in the Merger and will lose his Appraisal Rights. Such written demand may be sent to CNB at 201 NW Railroad Ave., Hammond, Louisiana 70401-3249, telephone number
(504) 542-2265. If CNB does not disagree with the Dissenter's Demand, CNB shall pay to such Dissenter the value so demanded by him for his Shares.

APPRAISAL

         If CNB does not agree to the amount demanded by the Dissenter, or does not agree that any payment is due, it will, within twenty (20) days after receipt of such Demand and acknowledgment, notify such Dissenter in writing (1) of its disagreement with the Dissenter as to whether any payment is due or as to any disagreement with the amount demanded by the Dissenter and (2) state in the letter the value CNB will agree to pay if any payment should be held to be due (the "Notice of Disagreement").

         Within sixty (60) days after the receipt of the Notice of Disagreement by CNB, but not thereafter, any Dissenter who has complied with the required conditions of Section 131 of the Louisiana BCL may file suit against CNB in

Tangipahoa Parish, Louisiana (the "Louisiana District Court") demanding a determination of the fair cash value of his Shares, or within such sixty-day period but not thereafter, file suit or intervene as a plaintiff in any other such suit filed against CNB by another Dissenter for a judicial determination of the fair cash value of such other Dissenter's Shares. If a Dissenter fails to bring or to intervene in such a suit within the applicable sixty-day period, the Dissenter will be deemed to have consented to accept either CNB's statement that no payment is due or, if CNB does not contend that no payment is due, to accept the value of his Shares specified by CNB in its Notice of Disagreement. If a petition for an appraisal is timely filed, after a hearing on such petition, the Louisiana District Court will summarily determine which Dissenters, if any, are entitled to payment and will determine the fair cash value of the Shares owned by such Dissenters.

         Dissenters considering exercising Appraisal Rights should bear in mind that the fair cash value of their Shares determined under Section 131 of the Louisiana BCL could be more than, the same as or less than the consideration they would otherwise receive pursuant to the Merger Agreement if they do not seek appraisal of their Shares, and that opinions of financial advisors as to fairness are not opinions as to fair cash value under Section 131 of the Louisiana BCL.

         Any Dissenter who has duly filed a Demand in compliance with Section 131 of the Louisiana BCL will, after filing the Demand, cease to have any of the rights of a shareholder, except those rights (e.g., the conditional right to receive the fair cash value of Shares held, the conditional right to withdraw Demand, etc.) generally provided to Dissenters under Section 131 of the Louisiana BCL.

         At any time prior to CNB giving its Notice of Disagreement, any Dissenter shall have the right to withdraw his or her Demand and to accept the terms offered in the Merger; after this period, the Dissenter may withdraw his or her Demand only with the consent of CNB. If a Demand is withdrawn, or the Louisiana District Court determines that the Dissenter is not entitled to payment for his Shares, or the Dissenter otherwise loses his Appraisal Rights, a Dissenter shall only be entitled to receive the consideration offered pursuant to the Merger Agreement.

         When the fair cash value of the Dissenter's Shares is agreed upon between the Dissenter and CNB, or CNB has become liable for the value demanded by the Dissenter because of its failure to give Notice of Disagreement, or the Dissenter has become bound to accept the value which CNB agrees is due because of his failure to bring suit within sixty (60) days after receipt of the Notice of Disagreement, CNB may, at its option, pay to the Escrow Bank the amount which the Dissenter is entitled to receive for his Shares, and CNB shall be entitled to receive such Shares from the Escrow Bank. Any action by the Dissenter to recover such value must be brought within five (5) years from the date the value was agreed upon, or the liability of CNB became fixed.

PAYMENT AND COSTS

         If upon the filing of any such suit or intervention CNB deposits with the Louisiana District Court the amount, if any, which it specified in its Notice of Disagreement, and if in that notice CNB offered to pay such amount to the Dissenter on Demand, then the costs (not including legal fees) of the suit or intervention will be taxed against the Dissenter if the amount finally awarded to the Dissenter, exclusive of interest and costs, is equal to or less than the amount so deposited; otherwise, the costs (not including legal fees) will be assessed against CNB.

         ANY CNB SHAREHOLDER WHO DESIRES TO EXERCISE APPRAISAL RIGHTS SHOULD CAREFULLY REVIEW THE LOUISIANA BCL AND IS URGED TO CONSULT SUCH SHAREHOLDER'S LEGAL ADVISOR BEFORE EXERCISING OR ATTEMPTING TO EXERCISE SUCH RIGHTS.


                     COMPARISON OF THE RIGHTS OF HOLDERS OF
               CNB COMMON STOCK AND DEPOSIT GUARANTY COMMON STOCK

         CNB is incorporated in the State of Louisiana and Deposit Guaranty is incorporated in the State of Mississippi. Shareholders of CNB, whose rights as shareholders are currently governed by Louisiana law and by CNB's Articles of Incorporation (the "CNB Articles") and Bylaws, will, upon consummation of the Merger, become shareholders of Deposit

Guaranty and their rights as such will be governed by Mississippi law and by Deposit Guaranty's Articles of Incorporation (the "Deposit Guaranty Articles") and Bylaws.

         Certain significant differences between the rights of shareholders of CNB and shareholders of Deposit Guaranty are set forth below. This summary is not intended to be relied upon as an exhaustive list or a detailed description of the provisions discussed and is qualified in its entirety by the Louisiana BCL and the Mississippi Business Corporation Act (the "Mississippi BCA") and by the Articles of Incorporation and Bylaws of CNB and Deposit Guaranty, respectively, to which CNB shareholders are referred.

AUTHORIZED SHARES OF CAPITAL STOCK; DIVIDEND RIGHTS

         CNB. The CNB Articles authorize the issuance of 1,000,000 shares of CNB Common Stock. As of the date of this Proxy Statement/Prospectus, 398,652 shares were issued, of which 361,684 were outstanding and 37,089 were held in treasury. Under the Louisiana BCL, the CNB Board may issue additional authorized shares of CNB Common Stock without further action of the CNB shareholders. The Louisiana BCL provides that shareholders will have only such preemptive rights to purchase any unissued shares or any option or warrant for the purchase thereof as may be provided in the articles of incorporation. The CNB Articles provide that, upon the issuance of shares of stock of CNB having voting rights, each shareholder has a preemptive right to subscribe, at such price and upon such terms as may be fixed by the CNB Board of Directors, for such proportion of the shares to be issued as the number of shares held by the shareholder bears to the total number of the then outstanding shares having voting rights. However, shareholders do not have any preemptive right to subscribe for shares which are (a) issued for consideration other than cash,
(b) issued to satisfy conversion or option rights, (c) treasury shares, or (d) issued pursuant to any incentive or benefit plan for all or any of the officers, directors and employees of CNB or Citizens National.

         DEPOSIT GUARANTY. The Deposit Guaranty Articles authorize the issuance of 50,000,000 shares of Deposit Guaranty Common Stock and 10,000,000 shares of Class A Voting Preferred Stock and 10,000,000 shares of Class B Non-Voting Preferred Stock (together, "Deposit Guaranty Preferred Stock"). The Board of Directors of Deposit Guaranty is authorized to provide for the issuance of Deposit Guaranty Preferred Stock from time to time in series and, as to each series, to fix the number of shares in such series and the voting, dividend, redemption, liquidation, retirement and conversion provisions applicable to the shares of such series. As of the date of this Proxy Statement/Prospectus, no shares of Deposit Guaranty Preferred Stock were issued and outstanding.

         During the time that any series of Deposit Guaranty Preferred Stock is outstanding, no dividends may be declared or paid on Deposit Guaranty Common Stock, unless dividends on all outstanding shares of Deposit Guaranty Preferred Stock for the current and all past dividend periods have been declared and paid or provision made for payment thereof. Dividends with respect to Deposit Guaranty Preferred Stock are required to be cumulative.

VOTING RIGHTS

         CNB. CNB has one authorized class of stock and, under CNB's Bylaws, each outstanding share of CNB stock is entitled to one (1) vote on each matter submitted to a vote, except to the extent that the voting rights of the shares of any class are limited or denied by the laws of Louisiana. The Louisiana BCL states that the articles of incorporation may provide for cumulative voting. The CNB Articles provide for cumulative voting in the election of directors and, therefore, in the election of directors each shareholder of CNB is entitled to multiply the number of votes to which he or she may otherwise be entitled by the number of directors to be elected and may cast all such votes for one (1) candidate or distribute the votes among any two or more candidates.

         DEPOSIT GUARANTY. Pursuant to the Mississippi BCA and Deposit Guaranty's Bylaws, each outstanding share of Deposit Guaranty stock is entitled to one (1) vote on each matter submitted to a vote. However, in connection with the election of directors, holders of Deposit Guaranty Common Stock have cumulative voting rights. Pursuant to the Deposit Guaranty Bylaws, every shareholder entitled to vote in the election of directors shall have the right to vote, in person or by proxy, the number of shares owned by him for as many persons as there are directors to be elected, or to cumulate his votes by giving one (1) candidate the number of votes equal to the number of directors to be elected multiplied by the number of his shares, or by distributing such votes on the same principle among any number of candidates.

APPRAISAL RIGHTS

         CNB. The Louisiana BCL provides appraisal rights to shareholders in connection with mergers and consolidations and the sale, lease or exchange of all of the corporation's assets, if such are approved by less than eighty percent (80%) of a corporation's total voting power. Appraisal rights are not available under the Louisiana BCL in the case of: (1) a sale pursuant to a court order; (2) a sale for cash requiring distribution of all or substantially all of the net proceeds to shareholders in accordance with their respective interests within one (1) year of the date of the sale; and (3) shareholders holding shares of any class of stock which, at the record date fixed to determine shareholders entitled to receive notice of and to vote at the meeting of shareholders at which a merger or consolidation was acted on, were listed on a national securities exchange unless the shares of such shareholders were not converted by the merger or consolidation solely into shares of the surviving or new corporation.

         DEPOSIT GUARANTY. The Mississippi BCA provides appraisal rights to shareholders in any of the following corporate actions: (1) a merger if shareholder approval is required or if the corporation is a subsidiary that merges with its parent; (2) a plan of share exchange if the corporation is being acquired and the shareholder is entitled to vote; and (3) a sale or exchange of all or substantially all of the property of the corporation that is not in the usual and regular course of business, but not including a court ordered sale or sale pursuant to a plan where the shareholders will receive the proceeds within one (1) year after the date of sale.

LIMITATIONS ON DIRECTORS' AND OFFICERS' LIABILITY

         DEPOSIT GUARANTY. Deposit Guaranty's Articles and Bylaws do not contain any provision limiting the personal liability of Deposit Guaranty's directors and officers for monetary damages resulting from breach of fiduciary duty.

         CNB. CNB's Articles provide that no director or officer of CNB shall be liable to CNB or its shareholders for monetary damages for breach of fiduciary duty, except for liability for (a) breach of the director's or officer's duty of loyalty to the corporation or its shareholders, (b) acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (c) unlawful payment of dividends, distribution of assets, or purchase or redemption of CNB shares, or (d) any transaction from which the director or officer derived an improper personal benefit.

INDEMNIFICATION

         CNB. The CNB Bylaws provide that CNB shall indemnify its officers and directors, may indemnify the employees and agents of CNB, and may procure insurance on behalf of the officers, directors, employees, and agents of CNB, to the full extent permitted by Section 83 the Louisiana BCL.

         DEPOSIT GUARANTY. Under its Articles of Incorporation, Deposit Guaranty is required to indemnify any person who was or is a party or is threatened to be made a party to a civil, criminal, administrative or investigative action (other than an action by or on behalf of Deposit Guaranty) because he is or was an officer, director, employee or agent of Deposit Guaranty, or is or was at the request of Deposit Guaranty serving as a director, officer, employee or agent of another enterprise, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred. In case of an action by or on behalf of Deposit Guaranty, Deposit Guaranty is required to provide indemnity for expenses (including attorneys' fees) actually and reasonably incurred in connection with such action if such person is not adjudged to be liable for negligence or misconduct in the performance of his duty or if a court determines that despite the negligence or misconduct, in view of all the circumstances, indemnity for expenses is proper.

         Indemnification may be made in specific cases only if a determination is made by either a disinterested quorum of the Board of Directors, independent legal counsel, the shareholders of Deposit Guaranty or a court of competent jurisdiction that the person seeking indemnification acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of Deposit Guaranty, and, with respect to criminal actions, the person had no reasonable cause to believe his conduct was unlawful. Indemnification is not extended to suits instituted by the person seeking indemnification, unless the Board of Directors approves otherwise.

         Deposit Guaranty may pay expenses incurred in advance of the final disposition of an action, if the Board of Directors approves and if the person seeking indemnification undertakes (or someone undertakes on his behalf) to repay Deposit Guaranty if it is ultimately determined that he is not entitled to indemnification.

SUPERMAJORITY VOTING REQUIREMENTS; BUSINESS COMBINATIONS; CONTROL SHARES

         CNB. The Louisiana BCL generally requires the affirmative vote of at least two-thirds of the voting power present, or such larger or smaller vote, but not less than a majority, of the voting power present or the total voting power as the articles of incorporation may prescribe to effect (i) any merger or consolidation with or into any other corporation or (ii) any sale or lease of any substantial part of a corporation's assets. The CNB Articles provide that, except as is otherwise made mandatory by law, an agreement of merger or consolidation of CNB, the sale of all or substantially all of the assets of CNB, or the dissolution of CNB may be authorized by the affirmative vote of two-thirds of the total voting power of CNB.

         Sections 12:132-134 of the Louisiana BCL (the "Fair Price Law") place restrictions on certain "business combinations" (defined to include, generally, mergers, consolidations, share exchanges, sales and leases of assets, issuances of securities, and similar transactions) by certain Louisiana corporations (including CNB) with an "interested shareholder" (defined to include, generally, the beneficial owner of ten percent (10%) or more of the voting power of the then outstanding voting stock). The Fair Price Law generally does not apply if the shareholders receive in the business combination consideration for their shares determined under a set of complex provisions, the effect of which can be to discourage certain acquisitions of stock of a corporation that is subject to the fair price provisions. A corporation is entitled under certain circumstances to elect not to be subject to the Fair Price Law respecting business combinations. If such election is not made, and if the Fair Price Law otherwise applies, a business combination with an interested shareholder generally is prohibited unless the business combination is recommended by the board of directors and approved by the affirmative vote of at least each of the following: (i) eighty percent (80%) of the votes entitled to be cast by outstanding shares of voting stock voting together as a single voting group, and (ii) two-thirds of the votes entitled to be cast by holders of voting stock, other than voting stock held by the interested shareholder who is a party to the business combination, voting together as a single voting group. By resolution of its Board, CNB has elected not to have the Fair Price Law apply to the proposed Merger.

         Under Sections 12:135 through 140.2 of the Louisiana BCL (the "Control Shares Law"), a person who acquires shares in certain Louisiana corporations (including CNB) and, as a result, increases such person's voting power in the corporation to within any of three (3) ranges of voting power, acquires the voting rights with respect to such shares only to the extent granted by a majority of the pre-existing, disinterested shareholders of the corporation. The three (3) applicable ranges of voting power are: (i) more than one-fifth, but less than one-third; (ii) one-third or more, but less than a majority of all voting power; and (iii) a majority or more of all voting power. Certain acquisitions of shares are exempted from the provisions of the Control Shares Law, including acquisitions pursuant to a merger, consolidation or share exchange agreement to which the issuing corporation is a party. Since Deposit Guaranty's acquisition of CNB Common Stock is to be made pursuant to a merger and CNB and Deposit Guaranty are parties to the Merger Agreement with respect thereto, the Control Shares Law does not apply to the Merger.

         DEPOSIT GUARANTY. Deposit Guaranty's Articles require that any Business Combination (as defined below) involving Deposit Guaranty or a subsidiary of Deposit Guaranty and an Interested Shareholder (as defined below) or any affiliate or associate of an Interested Shareholder or any person that following such transaction would be an affiliate or associate of an Interested Shareholder be approved by the affirmative vote of at least eighty percent (80%) of the votes entitled to be cast by the holders of all the then outstanding shares of voting stock of Deposit Guaranty, excluding shares held by the Interested Shareholder, unless the transaction is approved by a majority of the Continuing Directors (as defined below) or unless certain fair price and procedural requirements are satisfied.

         An "Interested Shareholder" is defined to include any person (other than Deposit Guaranty, certain Deposit Guaranty subsidiaries, employee benefit plans of Deposit Guaranty and the trustees of such plans) who (a) is or has announced a plan to become the beneficial owner of ten percent (10%) or more of the voting stock of Deposit Guaranty, or

(b) is an affiliate or associate of Deposit Guaranty who has, within the past two (2) years, been the beneficial owner of ten percent (10%) or more of Deposit Guaranty's voting stock. A person is the "beneficial owner" of voting stock which such person, directly or indirectly, owns or has the right to acquire or vote.

         A "Business Combination" includes the following: (a) a merger or consolidation of Deposit Guaranty or any subsidiary with an Interested Shareholder; (b) any sale, disposition or other arrangement (including investments, loans, advances, guarantees, extensions of credit, creation of security interests and joint ventures) with or for the benefit of an Interested Shareholder involving assets or securities having a fair market value (or involving aggregate commitments) of $10,000,000 or more or constituting more than five percent (5%) of the book value of the total assets (in the case of transactions involving assets or commitments other than capital stock) or five percent (5%) of the shareholders' equity (in the case of transactions in capital stock) of the entity in question, as reflected in the most recent fiscal year-end consolidated balance sheet of such entity existing at the time the shareholders of Deposit Guaranty would be required to approve or authorize such transaction; (c) the adoption of any plan or proposal for the liquidation or dissolution of Deposit Guaranty or for any amendment to Deposit Guaranty's Bylaws; or (d) any reclassification of securities, recapitalization, merger with a subsidiary or other transaction which has the effect, directly or indirectly, of increasing an Interested Shareholder's proportionate share of the outstanding capital stock of Deposit Guaranty or a subsidiary.

         "Continuing Director" means: (i) any member of the Deposit Guaranty Board of Directors who is not affiliated with an Interested Shareholder and who either (a) was a Deposit Guaranty director prior to the time the Interested Shareholder became an Interested Shareholder, or (b) was a Deposit Guaranty director on April 30, 1986 and has been a Deposit Guaranty director continuously since; and (ii) any successor of a Continuing Director who is not affiliated with an Interested Shareholder and who was recommended or elected to succeed the Continuing Director by a majority of the Continuing Directors.

REMOVAL OF DIRECTORS

         CNB. CNB's Bylaws provide that CNB shareholders may remove a director upon the affirmative vote of shareholders holding a majority of the total voting power at any special meeting called for that purpose, even though the director's term has not expired. If a director has been elected by the exercise of the privilege of cumulative voting, then such director cannot be removed if the votes cast against his removal would be sufficient to elect him if then cumulatively voted in his favor at an election of the entire Board of Directors.

         DEPOSIT GUARANTY. Deposit Guaranty's Articles provide that Deposit Guaranty shareholders may remove a director with or without cause, but only at a meeting expressly called for that purpose and upon the affirmative vote of the holders of at least eighty percent (80%) of the voting power of all shares of stock entitled to vote generally in the election of directors, and in the event that less than the entire Board is to be removed, not one of the directors may be removed if the votes cast against his removal would be sufficient to elect him if then cumulatively voted at an election of the class of directors of which he is a part.

VACANCIES IN THE BOARD OF DIRECTORS

         CNB. Under CNB's Bylaws, any vacancy occurring in the CNB Board of Directors (including any vacancy) resulting from an increase in the authorized number of directors may be filled by a majority vote of the remaining directors even though such remaining directors constitute less than a quorum, provided that the shareholders shall have the right at a special meeting called for that purpose prior to such action by the Board, to fill the vacancy.

         DEPOSIT GUARANTY. Under Deposit Guaranty's Bylaws, any vacancy, including one occurring as a result of an increase in the number of directors, may be filled only by the shareholders.

AMENDMENT OF THE ARTICLES OF INCORPORATION OR BYLAWS

         CNB. The Louisiana BCL generally provides that a Louisiana corporation's articles of incorporation may be amended by the affirmative vote of at least two-thirds of the voting power present, or by such larger or smaller percentage of the voting power present, but not less than a majority, as the articles of incorporation require. The CNB Articles provide that any amendment or repeal of Article VII of the CNB Articles regarding the limitation of liability and indemnification of directors, and any amendment increasing the number of authorized shares or creating a new class of capital stock must be approved by the affirmative vote of two-thirds of the total voting power of CNB. All other provisions of the CNB Articles may be amended by the affirmative vote of a majority of the total voting power of the corporation. The CNB Bylaws provide that the CNB Board may amend or repeal the CNB Bylaws, and the CNB shareholders may amend or repeal any Bylaws at any annual or special meeting, provided that notice of the proposed amendment or repeal was contained in the notice of such meeting.

         DEPOSIT GUARANTY. Under the Mississippi BCA, the board of directors has the power to amend or repeal the bylaws of a Mississippi corporation such as Deposit Guaranty, unless such power is expressly reserved for the shareholders. Deposit Guaranty's Articles provide that an amendment to the Bylaws relating to composition of the Board of Directors and removal of directors must be approved by the affirmative vote of at least eighty percent (80%) of the shareholders (the same proportion required in order to effect the removal of a director), excluding (except for purposes of determining whether a quorum is present) those shares beneficially owned by any Interested Shareholder. The affirmative vote of at least eighty percent (80%) of the shareholders is also required to amend the provisions of the Articles of Incorporation requiring a supermajority approval of Business Combinations. Amendments to the Articles of Incorporation that result in Dissenters' rights require the affirmative vote of a majority of the outstanding shares entitled to vote on the amendment. Otherwise, the Articles of Incorporation may be amended by a majority vote of the shareholders present at a meeting where a quorum is present.

SPECIAL MEETINGS OF SHAREHOLDERS

         CNB. Under CNB's Bylaws, special meetings of the shareholders, for any purpose or purposes, may be called by the President or the Board of Directors, or, upon the written request of any two directors or of any shareholder or shareholders holding in the aggregate not less than one-fifth of the total voting power of CNB's voting stock, the Secretary also must call a special meeting.

         DEPOSIT GUARANTY. Under Deposit Guaranty's Bylaws, special meetings of the shareholders, for any purpose or purposes, may be called by the Chairman of the Board, the President or the Board of Directors. Upon the written request of shareholders holding in the aggregate not less than ten percent (10%) of the total voting power entitled to vote on an issue, the Secretary must call a special meeting.

SHAREHOLDER PROPOSALS AND NOMINATIONS

         CNB. Neither the Louisiana BCL, nor CNB's Articles, or Bylaws set forth any provisions expressly forbidding or permitting a shareholder to submit a proposal for consideration at a shareholders' meeting. The CNB Bylaws provide that any shareholder entitled to vote in the election of directors may nominate any person for election as a director, provided the nomination is made in writing, delivered or mailed by first-class United States mail, postage prepaid, to the Secretary of the corporation and received not less than thirty
(30) days or more than sixty (60) days before the anniversary date of the immediately preceding annual meeting; provided that, if the meeting is called for a date more than fifty (50) days before such anniversary, notice by the shareholder instead must be received not later than the close of business on the 10th business day following the day notice of the meeting was mailed or publicly disclosed.

         DEPOSIT GUARANTY. Deposit Guaranty's Bylaws provide procedures that must be followed to properly bring a proposal before a shareholders meeting or to nominate candidates for election as directors. At least sixty (60) days prior notice to the Secretary of Deposit Guaranty is required if a shareholder intends to nominate an individual for election to the Board of Directors or propose any shareholder action. These Bylaw provisions also require information to be supplied about both the shareholder making such nomination or proposal and the person nominated.


                           INFORMATION CONCERNING CNB

         CNB, a business corporation organized under the laws of Louisiana, was incorporated on January 10, 1983, to acquire all of the stock of Citizens National pursuant to a reorganization that was consummated as of July 12, 1983. From that date to the present, Citizens National has been CNB's principal subsidiary. As of December 31, 1994, CNB had total assets of approximately $189.9 million, total deposits of approximately $167.3 million, total loans of approximately $84.8 million and shareholders' equity of approximately $21 million. CNB's executive offices are located at 201 NW Railroad Ave., Hammond, Louisiana 70401-3249, telephone number (504) 542-2265. Citizens National Bank, a national banking association, is a full service commercial bank offering consumer and commercial banking services primarily in Tangipahoa Parish, Louisiana. It operates a main office at 201 NW Railroad Ave., Hammond, Louisiana, has two full service branch offices in Hammond, Louisiana and one full service branch in Amite, Louisiana, and one full service branch in Ponchatoula, Louisiana. Major services provided by Citizens National include consumer financing, commercial lending, credit card services, savings and checking accounts for individuals, businesses and public bodies and the offering of certificates of deposit and individual retirement accounts. All deposit accounts are insured by the FDIC to the maximum legal limits. Credit services offered by Citizens National include secured and unsecured commercial loans, Small Business Administration loans, agricultural loans, real estate loans and consumer loans.

         Citizens National's deposits represent a cross-section of the area's economy and there is no material concentration of deposits from any single customer or group of customers. No significant portion of Citizens National's loans is concentrated within a single industry or group of related industries. There are no material seasonal factors that would have any adverse effect on Citizens National. Citizens National does not rely on foreign sources of funds or income.


               MARKET PRICES OF AND DIVIDENDS ON CNB COMMON STOCK

         CNB Common Stock is not traded on any established securities market. As of February 9, 1995, there were 483 holders of record of CNB Common Stock. The following table sets forth, for the indicated periods, the high and low sales prices for CNB Common Stock (other than transactions involving the exercise of employee stock options), the number of transactions in each such period, the aggregate number of shares involved in such transactions, and the cash dividends declared per share of CNB Common Stock. The prices indicated for CNB Common Stock are based on actual transactions in CNB Common Stock of which CNB management is aware, including purchases by CNB's ESOP; however, no assurance can be given that the indicated prices represent the actual market value of CNB Common Stock or that all transactions in CNB Common Stock have come to the attention of CNB's management.


                                        Price Range                                              Cash
                                        -----------                         Total No. of      Dividends
                                                           Total No. of        Shares          Declared
 Period                              High        Low       Transactions         Sold          Per Share
 ------                              ----        ---       ------------     ------------      ---------

    1993
 First Quarter                        $64        $55                6             1,224
 Second Quarter                       $60        $56               14             1,981         $ .80
 Third Quarter                        $60        $60                5             1,984
 Fourth Quarter                       $58        $58                2               210         $ .80
    1994
 First Quarter                        $72        $42               12             1,705         $ .60
 Second Quarter                       $73        $71                4               174         $ .80
 Third Quarter                        $72        $62                2                37
 Fourth Quarter                        *          *                *                *           $ .80
    1995
 First Quarter                         *          *                *                *

*        No known transactions

         The price of CNB Common Stock in the last known transaction (other than transactions involving the exercise of employee stock options or the repurchase of shares by CNB's ESOP), which occurred on August 15, 1994, was $72.00 and involved a sale of 27 shares. This sale is the last known transaction in CNB Common Stock (other than exercises of employee stock options and the repurchase of shares by CNB's ESOP) prior to the public announcement of the proposed Merger.

         The holders of CNB Common Stock are entitled to receive dividends when and if declared by the CNB Board out of funds that are legally available therefor. CNB has paid regular semi-annual dividends for many years. If the merger were not consummated, it would be the intention of the CNB Board to continue declaring semi-annual cash dividends. However, there can be no assurance that CNB's dividend policy would remain unchanged. For CNB, retained earnings is the primary source of additional capital and the level of cash dividends paid is determined only after a careful review of capital needs to support asset growth. Also, CNB is a legal entity separate and distinct from its subsidiary, Citizens National, and CNB's revenues depend substantially on the payment of dividends from Citizens National. Accordingly, the declaration and payment of dividends in the future would depend on business conditions, operating results, and capital and reserve requirements affecting Citizens National, as well as the judgment of the Board of Directors and other factors.

                      STOCK OWNERSHIP OF MANAGEMENT OF CNB

         The following table indicates the beneficial ownership as of February 1, 1995 unless otherwise indicated below, of CNB's Common Stock by each director, the CEO and the four (4) most highly compensated executive officers other than the CEO, and by all directors and officers of CNB as a group.


                                            Class of             Amount and Nature of          Percent of
 Name                                      Securities            Beneficial Ownership            Class
 ----                                      ----------            --------------------            -------
 Richard P. Durham                        Common Stock                 19,193(1)                   5.31%
 Joseph E. Ebrecht                        Common Stock                  8,627                      2.39%
 Leon Ford III                            Common Stock                 33,320(2)                   9.21%
 Bobby S. Helms                           Common Stock                  5,495                      1.52%
 Robert L. Jackson                        Common Stock                  2,648                      0.73%
 Richard A. Kent, Jr.                     Common Stock                  5,911(3)                   1.63%
 Phil K. Livingston                       Common Stock                  9,983(4)                   2.62%
 Sidney S. Rosenblum                      Common Stock                 15,936(5)                   4.41%
 Hans Schneider                           Common Stock                 10,292(6)                   2.85%
 Louis B. Wiginton                        Common Stock                  5,809                      1.61%
 Mayson H. Foster                         Common Stock                  6,251(7)                   1.73%
 John W. Gautier                          Common Stock                  9,352(8)                   2.59%
 Robert A. Maurin III                     Common Stock                  8,262(9)                   2.28%
 All Directors and Executive
 Officers as a group (13 persons)         Common Stock                141,079(10)                 39.06%

(1) Includes 830 shares owned by Mr. Durham's wife; 959 shares owned by Mr. Durham's minor children; 7,656 shares owned by Durham Pontiac-Cadillac, Inc., of which Mr. Durham is President and controlling shareholder;

         9,391 shares held by a third party for the R. P. Durham Retirement Trust; and 357 shares held by a third party in Mrs. Durham's IRA.

(2) Includes 7,117 shares owned by the Leon and Virginia Ford Trust #1; 510 shares owned by the Leon and Virginia Ford Trust #2; 510 shares owned by the Leon and Virginia Ford Trust #3; 6,296 shares of which Mr. Ford is usufructuary and his son is naked owner; and 6,296 shares of which Mr. Ford is usufructuary and his daughter is naked owner. Mr. Ford is trustee on all trusts.

(3) Includes 1,771 shares owned by Kent Bus Sales and Service, Inc., of which Mr. Kent is President and controlling shareholder.

(4) Includes 1,177 shares owned by Mr. Livingston held by a third party for an IRA; 3,482 shares allocated to Mr. Livingston under Citizens National's ESOP and related trusts over which voting power is shared with the trustee.

(5) Includes 11,283 shares owned by the Sidney and Andree Rosenblum Trust of which Mr. Rosenblum is trustee; 4,103 shares owned by Mr. Rosenblum held by a third party for an IRA; and 550 shares owned by Mrs. Rosenblum held by a third party for an IRA.

(6)      Includes 3,758 shares owned by Mr. Schneider's wife.

(7)      Includes 1,985 shares allocated to Mr. Foster under Citizens
         National's ESOP.

(8)      Includes 1,825 shares allocated to Mr. Gautier under Citizens
         National's ESOP.

(9)      Includes 1,883 shares allocated to Mr. Maurin under Citizens
         National's ESOP.

(10) Includes 9,150 shares held by Citizens National's ESOP, all of which have been allocated to the accounts of certain of the officers and directors of the company. Mr. Livingston and other members of Citizens National's senior management committee, who are officers of CNB, serve as trustees for the ESOP.

                         PRINCIPAL SHAREHOLDERS OF CNB

         The following table presents the persons who, to the knowledge of CNB, beneficially owned more than five percent (5%) of the outstanding voting shares of CNB as of February 1, 1995. Except as otherwise noted, beneficial ownership consists of sole voting and investment power.

                                                                       Amount and
                                                                        Nature of             Percent
 Name and Address of                               Class of            Beneficial                of
 Beneficial Owner                                 Securities            Ownership              Class
 ----------------------                           ----------           -----------          -----------
 Citizens National Bank Employee                 Common Stock            34,735                9.60%
 Stock Ownership Plan
 P. O. Box 2188
 Hammond, LA  70404

 Leon Ford III                                   Common Stock            33,320*               9.21%
 P. O. Box 1536
 Hammond, LA  70404

 Richard P. Durham                               Common Stock            19,193*               5.31%
 P. O. Box 338
 Hammond, LA  70404

*See beneficial holdings under Security Holdings of Directors and Executive Officers.

SELECTED FINANCIAL DATA
CITIZENS NATIONAL BANCSHARES, INC. AND SUBSIDIARY
(Dollars in Thousands Except Per Share Information)

                                                    1994         1993          1992         1991         1990
- -------------------------------------------------------------------------------------------------------------
 FINANCIAL POSITION INFORMATION:
 (December 31)
 Investment Securities                           $85,448      $89,868       $87,524      $69,143      $42,771
 Loans                                            84,778       80,084        80,745       87,204       87,558
 Allowance for Possible
    Loan Losses                                    1,613        1,712         1,764        1,852        1,701
 Total Resources                                 189,864      192,619       199,236      182,980      160,815
 Demand Deposits                                  28,751       26,218        25,657       22,946       23,184
 Savings Deposits                                 65,844       71,680        69,519       55,318       40,189
 Time Deposits                                    72,659       74,439        86,719       89,047       83,565
 Total Deposits                                  167,254      172,337       181,895      167,311      146,938
 Total Shareholders' Equity                       21,043       19,159        15,996       13,602       12,568

- -------------------------------------------------------------------------------------------------------------
 INCOME STATEMENT INFORMATION:
 (For the Year Ended December 31)
 Total Interest Income                           $13,149      $13,952       $15,067      $15,215      $14,583
 Total Interest Expense                            4,858        5,337         6,938        8,608        8,682
                                                 ------------------------------------------------------------
 Net Interest Income                               8,291        8,615         8,129        6,607        5,901
 Provision for Possible
    Loan Losses                                        0            0             0          634        1,311
 Total Other Operating Income                      1,982        1,976         1,927        1,798        1,697
 Total Other Operating Expenses                    6,758        6,146         6,226        6,026        5,866
 Net Income                                        2,596        3,302         2,711        1,391          363

- -------------------------------------------------------------------------------------------------------------
 PER SHARE INFORMATION:*

    Shares Outstanding                           361,684      349,273       309,266      278,326      276,333
    Net Income                                     $7.14        $9.42         $8.05        $4.15        $1.07
    Cash Dividends                                  2.20         1.45          1.32         1.32         1.32
    Shareholders' Equity
       (December 31)                               58.18        54.85         51.72        48.88        45.48


 *Adjusted for Stock Dividends

  CITIZENS NATIONAL BANCSHARES, INC. (CNB) AND SUBSIDIARY (CITIZENS NATIONAL) MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF
       OPERATIONS FOR THE YEARS ENDED DECEMBER 31, 1994, 1993 AND 1992

(DOLLAR AMOUNTS IN THOUSANDS EXCEPT PER SHARE INFORMATION)

RESULTS OF OPERATIONS

         OVERVIEW. Citizens National Bancshares, Inc. and its subsidiary, Citizens National (collectively, the Company) reported consolidated net income of $2,596 for the year ended December 31, 1994, compared to $3,302 during the year ended December 31, 1993 and $2,711 during the year ended December 31, 1992. Net income per share for these periods was $7.14, $9.42 and $8.05, respectively. The decline in earnings for the year ended December 31, 1994 was principally attributable to a reduction in net interest income, and to expenses incurred by the Company during 1994 in connection with the proposed Merger with Deposit Guaranty. Continued improvement in loan quality and a low level of net charge-offs resulted in zero provision for loan losses for 1994, 1993, and 1992. Net income for 1993 included $172 ($.49 per share) of income related to the adoption of a new accounting standard for income taxes.

         On December 2, 1994, the Company and Deposit Guaranty entered into an Agreement and Plan of Merger. See "The Merger."

         The following table sets forth a summary of the Company's consolidated results of operations for each of the three years ended December 31, 1994.

 CONSOLIDATED SUMMARY OF OPERATIONS
 (in thousands of dollars)

                                                               For the Year Ended December 31,
                                                         ---------------------------------------------------
                                                           1994                1993                  1992
                                                         ---------------------------------------------------
 Interest Income                                         $13,149             $13,952               $15,067
 Interest Expense                                          4,858               5,337                 6,938
                                                         ---------------------------------------------------
   Net interest income                                     8,291               8,615                 8,129
 Provision for Possible Loan Losses                          ---                 ---                   ---
                                                         ---------------------------------------------------
    Net interest income after provision                    8,291               8,615                 8,129
 Non-interest income                                       1,982               1,976                 1,927
 Non-interest expense                                      6,758               6,146                 6,226
                                                         ---------------------------------------------------
 Income before income taxes and                            3,515               4,445                 3,830
 cumulative effect of accounting change
 Income Taxes                                               (919)             (1,315)               (1,119)
                                                         ---------------------------------------------------
 Income before cumulative effect of                        2,596               3,130                 2,711
 accounting change
 Cumulative effect of accounting change                      ---                 172                   ---
                                                         ---------------------------------------------------
 Net Income                                               $2,596              $3,302                $2,711
                                                         ===================================================

 Earnings Per Common Share:
   Weighted average number of shares                 363,360              350,634              336,981
    outstanding
   Income before cumulative effect of                  $7.14                $8.93                $8.05
    accounting change                                 =================================================

   Cumulative effect of accounting change              ---                  0.49                 ---
                                                      -------------------------------------------------
   Net Income per share                                7.14                 9.42                 8.05
   Dividends per share                                 2.20                 1.45                 1.32
 Ratios:

   Net Income as a percent of average                  1.38%                1.70%                1.35%
   assets
   Net Income as a percent of average                 14.47%               19.79%               17.40%
   equity
   Average equity as a percent of                      9.51%                8.59%                7.74%
   average total assets
   Dividend payout ratio                              30.81%               15.39%               16.40%

NET INTEREST INCOME

         The principal component of the Company's net earnings is net interest income, which is the difference between interest and fees earned on interest-earning assets and interest paid on deposits and borrowed funds. Net interest income, when expressed as a percentage of total average interest-earning assets, is referred to as net interest margin. The Company's net interest margin decreased to 4.70% in 1994 from 4.73% in 1993. The net interest margin was 4.30% in 1992. Net interest income for 1994 decreased to $8,291 from $8,615 recorded in 1993, a decrease of 4.0%. Net interest income grew 5.98% in 1993 from the 1992 amount of $8,129. The decline in 1994 was primarily the result of increases in interest expense paid on interest bearing deposits. Net interest income in 1994 was favorably impacted by the Company's increase in real estate construction, commercial and consumer loans. This lending activity resulted in increased average loan volume of 6.78% in 1994. Loan fee income increased as a result, which favorably impacted the Company's net interest income. Total loan fee income included in interest income during 1994, 1993 and 1992 was $2,836, $1,535 and $823, respectively. With the anticipated increase in commercial and residential mortgage lending rates, the Company does not expect this loan volume to continue at the pace experienced in 1994.

         Average earning assets were $176,294 for the year ended December 31, 1994, $182,258 for 1993 and $188,995 for 1992. Earning assets declined in 1994 due to a continued decline in savings and interest bearing time deposits, which reduced the resources available to the company. Economic activity remained generally good throughout 1994, increasing the demand for loans. As a result, funds provided by reductions in the level of Federal Funds Sold were used to fund loan growth and purchase investment securities.

         The Company's net interest income is affected by the change in the amount and mix of interest-earning assets and interest-bearing liabilities, and by changes in yields earned on assets and rates paid on deposits and other borrowed funds. The funds management policies of the Company and the competitive pricing of both loan and deposit instruments continues to provide the Company with stable net interest margins. Management will continue to closely monitor the rate environment in which the Company operates, as well as the repricing structure of rate sensitive assets, in order to attempt to maintain the continued profitability of the Company. The table on the following two pages sets forth certain information concerning average interest-earning assets and interest-bearing liabilities, the yields and rates thereon for the years presented.

     SUMMARY AVERAGE BALANCE SHEETS, NET INTEREST INCOME AND INTEREST RATES

                                                     1994                                1993
                                      ----------------------------------------------------------------------

        Interest and Average
            Yield/Rates                          Interest                             Interest     Average
                                      Average     Income/      Average     Average     Income/      Yield
      Taxable Equivalent Basis        Balance     Expense     Yield Rate   Balance     Expense      Rate
- ------------------------------------------------------------------------------------------------------------
  ASSETS:

  Earning Assets:
     Time Certificates of                $150           $6         4.00%         $0          $0      0.00%
     Deposit
     U.S. Treasury Securities          35,528        2,211         6.22%     31,381       2,136      6.81%

     Federal Agencies                  32,542        2,522         7.75%     42,850       2,993      6.98%
     State and Municipal               15,704          764         4.87%     13,948         671      4.81%
     Obligations(1)
     Other Securities                      30            2         6.67%        210           6      2.86%
                                       -------------------                   -------------------
        Total Investment               83,954        5,505         6.56%     88,389       5,806      6.57%
        Securities (3)
  Federal funds sold and                7,519          428         5.69%     14,445         614      4.25%
  securities purchased
  under resale agreements

  Loans (net)(1)(2)                    84,821        7,216         8.51%     79,424       7,532      9.48%
                                       -------------------                   -------------------
     Total earning assets             176,294       13,149         7.46%    182,258      13,952      7.66%
  Non-earning assets:

     Allowance for possible           (1,633)                               (1,712)
     loan losses
     Cash and due from                  7,592                                 6,993
     banks
     Premises and equipment             3,549                                 3,441

     Other real estate                    530                                   951
     Other assets                       2,421                                 2,311
                                     --------                              --------
        Total average assets         $188,753                              $194,242
                                     ========                              ========

                                                    1992
                                     --------------------------------

        Interest and Average
            Yield/Rates                           Interest    Average
                                       Average    Income/      Yield
      Taxable Equivalent Basis         Balance    Expense       Rate
- ---------------------------------------------------------------------
  ASSETS:

  Earning Assets:
     Time Certificates of                   $0          $0       0.00%
     Deposit
     U.S. Treasury Securities           39,987       3,256       8.14%

     Federal Agencies                   36,726       2,066       5.63%
     State and Municipal                 9,614         399       4.15%
     Obligations(1)
     Other Securities                      282          14       4.96%
                                       -------------------
        Total Investment                86,609       5,735       6.62%
        Securities (3)
  Federal funds sold and                20,865         784       3.76%
  securities purchased
  under resale agreements

  Loans (net)(1)(2)                     81,521       8,548      10.49%
                                       -------------------
     Total earning assets              188,995      15,067       7.97%
  Non-earning assets:

     Allowance for possible            (1,830)
     loan losses
     Cash and due from                   6,778
     banks
     Premises and equipment              3,475

     Other real estate                   1,459
     Other assets                        2,478
                                      --------
        Total average assets          $201,355
                                      ========



(1)         Determined utilizing tax free rate of instruments.
(2)         Net of unearned income and including non-accrual loans.
(3) Amounts computed based on historical cost without giving effect to the market valuation for securities classified as available for sale.

            SUMMARY AVERAGE BALANCE SHEETS, NET INTEREST INCOME AND
                                 INTEREST RATES

                                                  1994                               1993                               1992
  --------------------------------------------------------------------------------------------------------------------------------
       Interest and Average
           Yield/Rates                      Interest    Average               Interest    Average             Interest    Average
                                 Average     Income/     Yield     Average     Income/     Yield    Average   Income/     Yield
     Taxable Equivalent Basis    Balance     Expense     Rate      Balance     Expense      Rate    Balance   Expense      Rate
  --------------------------------------------------------------------------------------------------------------------------------
  LIABILITIES  AND
  SHAREHOLDERS' EQUITY
  Interest bearing liabilities:

   Money market deposits          $22,080         490     2.22%      24,784         616      2.49%    21,498      686       3.19%
   NOW deposits                    20,775         641     3.09%      24,287         721      2.97%    32,424      957       2.95%
   Savings deposits                25,221         750     2.97%      26,019         715      2.75%    24,554      861       3.51%

   Certificates of deposit         13,831         576     4.16%      13,223         573      4.33%    13,946      667       4.78%
   $100,000 or more
   Other time deposits             59,468       2,401     4.04%      61,646       2,712      4.40%    73,676    3,767       5.11%
                                ---------------------            ----------------------           -------------------
     Total interest bearing       141,375       4,858     3.44%     149,959       5,337      3.56%   166,098    6,938       4.18%
      liabilities

    Non-interest bearing           28,125                            26,252                           17,950
    deposits

    Other liabilities               1,310                             1,347                            1,725
                                ---------                        ----------                       ----------
       Total liabilities          170,810                           177,558                          185,773
     Shareholders' equity          17,943                            16,684                           15,582
                                ---------                        ----------                       ----------
       Total liabilities and
         shareholders' equity    $188,753                          $194,242                         $201,355
                                =========                        ==========                       ==========
  Net interest income (FTE) and
  Margin                                       $8,291     4.70%                  $8,615      4.73%              $8,129       4.30%
                                             ==================                ===================            ====================
  Net earning assets and
  spread                          $34,919                 3.07%     $32,299                  4.10%   $22,897                 3.79%
                                =========               ===================                =================               =======

The following table sets forth changes in interest income and interest expense for each major category of interest-earning assets and interest-bearing liabilities and the amount of change attributable to volume change and rate change for the period indicated. The change in interest income due to both volume change and rate change has been allocated to volume change and rate change on a pro rata basis.

                              RATE VOLUME ANALYSIS
                            TAXABLE EQUIVALENT BASIS

                                                                1994/1993                                    1993/1992
                                                --------------------------------------------------------------------------
                                                Change Attributable        Total       Change Attributable         Total
                                                     to                   Increase               to              Increase
                                                -------------------                      ------------------
                                                Rate         Volume      (Decrease)      Rate        Volume     (Decrease)
                                                --------------------------------------------------------------------------
 INTEREST EARNING ASSETS:

 Investment securities                              ($8)       ($293)        ($301)        ($45)        $116           $71
 Federal funds sold and securities                  167         (353)         (186)          93         (263)         (170)
 purchased under resale agreements
 Loans                                             (805)         489          (316)        (802)        (214)       (1,016)
                                                ----------------------------------------------------------------------------

   Total interest income                           (646)        (157)         (803)        (754)        (361)       (1,115)

 INTEREST BEARING LIABILITIES:

 Money market, NOW and savings deposits              22         (193)         (171)        (354)         (98)         (452)
 Certificates of deposit $100,000 or more           (22)          25             3          (60)         (34)          (94)

 Other time deposits                               (217)         (94)         (311)        (485)        (570)       (1,055)
                                                ----------------------------------------------------------------------------
   Total interest expense                          (217)        (262)         (479)        (899)        (702)       (1,601)
                                                ----------------------------------------------------------------------------
 NET INTEREST INCOME                              ($429)        $105         ($324)        $145          $341         $486
                                                  ======        =====        ======        =====         ====         ====



PROVISION FOR LOAN LOSSES

         The provision for loan losses is the periodic charge to earnings for potential losses in the loan portfolio. The amounts provided for loan losses are determined by management after evaluations of the loan portfolio. This evaluation process requires that management apply various judgments, assumptions and estimates concerning the impact certain factors may have on amounts provided. Factors considered by management in its evaluation process include known and inherent losses in the loan portfolio, the current economic environment, the composition of and risk in the loan portfolio, prior loss experience and underlying collateral values. While management considers the amounts provided through December 31, 1994 to be adequate, subsequent changes in these factors and related assumptions may warrant significant adjustments in amounts provided, based on conditions prevailing at the time. In addition, various regulatory agencies, as an integral part of the examination process, review the Company's allowance for loan losses. Such agencies may require the Company to make additions to the allowance based on their judgments of information available to them at the time of their examination.

         There was no provision for loan losses for the years ended December 31, 1994, 1993 and 1992. Improving economic conditions which has led to lower nonperforming loans has resulted in no provision for loan losses being necessary, in the judgment of management, to maintain an adequate level of reserves for potential losses on loans. Management continues to closely monitor its Allowance for Possible Loan Losses and will make provisions as management deems necessary.

NON-INTEREST INCOME

         Growth in other operating income is of great importance to the Company. The Company continues to develop and enhance existing products and to create new products to increase fee income as trends in the financial services industry and the economic environment continue to put pressure on the Company's ability to increase its net interest income.

         During 1994, Service Charges on Deposit Accounts increased $113, or 7.1%, over 1993, compared to an increase of $71, or 4.7% for 1993 over 1992.
No significant changes in the fee structure used to price these services were made during the current year, however, management closely monitors the profitability of deposit accounts and the pricing of competitor institutions to attempt to maintain the profitability of deposit operations. The revenue increase during 1994 was primarily due to a continued increase in NSF fees on deposit accounts and increased transaction volumes on personal and business deposit accounts. Other Service Charges, Commissions and Fees decreased by $89, or 33.1% during 1994, after increasing $132, or 96.4% from 1992 to 1993.
The decrease in 1994 is the result of decreases in commissions earned on the sale of mutual funds, while the increase from 1992 to 1993 is the result of increased commission earned from the sale of mutual funds. Other income decreased by $25, or 8.8%, from 1993 to 1994 compared to a decrease of $16, or 11.8% from 1992 to 1993. The decrease in 1994 and 1993 in other income is a result of declines in miscellaneous income and miscellaneous service charges.

NON-INTEREST EXPENSE

         The following table sets forth information by category of non-interest expense for Citizens National Bancshares, Inc. and Subsidiary for the years indicated.



                              NON-INTEREST EXPENSE

                                                                             1994          1993         1992
                                                                           ---------------------------------
 Salaries, Wages and Employee Benefits                                     $3,852        $3,324       $3,099
 Occupancy Expenses, Net                                                      476           507          508

 Equipment Expense                                                            392           358          352
 Professional Fees                                                            565           290          287
 Insurance                                                                    497           542          500
 Expenses and Other Real Estate including (Gains)/Loss on Sales              (233)          (60)         363
 Other Expenses                                                             1,209         1,185        1,117
                                                                           ---------------------------------
      Total                                                                $6,758        $6,146       $6,226
                                                                           =================================


         Non-interest expense for the year ended December 31, 1994 increased $612 or 9.96% over 1993 which, in turn, reflected an $80 or 1.3% decrease from 1992. The primary factor in the increase from 1993 to 1994 was an 15.89% increase in personnel expenses, which reflects increases in salaries due to merit increases, bonus payments to employees and expenses related to a new severance plan implemented in 1994. The significant increase in Professional Fees was the result of expenses incurred as a result of the engagement by the Company of legal and other professionals in connection with the proposed merger with Deposit Guaranty. The decrease in non-interest expense between 1992 and 1993 was due primarily to writedowns of other real estate taken in 1992 offset by increases in Salaries, Wages and Employee Benefits.

INCOME TAXES

         Income tax expense was $919 in 1994, compared to $1,315 in 1993 and $1,119 in 1992. The decrease in tax expense from 1993 to 1994 was primarily due to a decrease in pre-tax income. The Company's effective tax rate was 26.9% for 1994, and 28.9% for 1993, and 29.2% for 1992. These effective rates are much lower than the statutory income tax rates, primarily due to tax exempt interest income received on certain loans and debt securities. The decrease in the effective tax rate for 1994 is primarily a result of increased levels of tax-exempt income from state and municipal securities.

         The Company adopted Financial Accounting Standards Board Statement of Financial Accounting Standard ("SFAS") No. 109 as of January 1, 1993. This statement significantly changed the method by which companies account for deferred income taxes for financial statement purposes. The emphasis in accounting for deferred income taxes changed from an income statement approach to a balance sheet approach, thereby ensuring the proper accrual of the appropriate asset or liability for deferred taxes. The cumulative effect of the adoption of the Statement was a benefit of $172 which is separately disclosed in the Income Statement as a Cumulative Effect of Change in Accounting Principle for the year ended December 1993.

FINANCIAL POSITION

         At December 31, 1994, total resources were approximately $189,864, as compared to $192,619 and $199,236 at December 31, 1993 and 1992 respectively. Average total resources for these years was approximately $188,753 for 1994 and $194,242 for 1993 and $201,355 for 1992. The decrease from 1993 to 1994 was attributable primarily to decreases in Savings, Interest Bearing Demand and Time Deposits, as the Company's customers look for other investment alternatives. The decrease from 1992 to 1993 was primarily a result of decreases in time deposits, which is a result of customers investments into alternative deposit products.

INVESTMENT SECURITIES

         At December 31, 1994, the Company's investment securities portfolio aggregated $85,448, a decrease of $4,420 and $1,372, respectively, from the $89,868 reported at December 31, 1993 and $87,524 reported at December 31, 1992.

         The following table sets forth the composition of the Company's investment portfolio at the end of each period presented.

                             INVESTMENT SECURITIES

                                                Available                   Held to Maturity
                                                for Sale
                                                ---------            --------------------------------
                                                     1994               1994        1993         1992
                                                     ----               ----        ----         ----
 U.S. Treasury                                    $30,813             $6,114     $32,873      $39,977
 U.S. Government Agencies                               0             32,218      41,863       33,988
 State and municipal                                    0             15,702      13,947       10,702

 Other Securities                                     601                  0       1,185        2,857
                                                  -------            --------------------------------
    Total                                         $31,414            $54,034     $89,868      $87,524
                                                  =======            ================================

         On January 1, 1994, the Company adopted SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities" by reclassifying $26,759 of securities to the available for sale portfolio. Under this standard, securities are classified into one of three classifications: held to maturity, available for sale, or trading. Held to maturity securities are those debt securities which the Company has the positive intent and ability to hold to maturity. These criteria are not considered satisfied when a security would be available to be sold in response to significant interest rate changes which were not anticipated in the Company's asset and liability management strategies, changes in the types of products offered by the Company, changes in its deposit structure, or potential liquidity needs. Citizens National has no trading securities, which are defined as securities bought and held principally for the purpose of selling them in the near term. Securities not meeting the criteria for classification as held to maturity or trading are classified as securities available for sale. The available for sale securities are recorded at market value with the net unrealized gain or loss reflected in shareholders' equity, net of the related tax effect.


         At year end, the held to maturity securities portfolio had a net unrealized loss of $2,162 with gross gains of $74 and gross losses of $2,236. As of December 31, 1994, the available for sale securities portfolio had a net unrealized loss of $704, comprised of $709 in unrealized losses and $5 in unrealized gains. Gross realized gains of $7 were realized on available for sale investment sales during 1994. There were no sales from the available for sale portfolio during 1993. Gross realized gains of $108 were realized on investment sales during 1992. There are no securities whose book value, other than securities of the U.S. Government and related agencies, exceeded ten percent (10%) of shareholders' equity.


         The following table presents selected contractual maturity data for the investment securities in the Company's portfolio at December 31, 1994.

 Available for Sale:                                       One Year      One to       Five to        Over Ten
 -------------------                                       Or Less     Five Years    Ten Years        Years
                                                           --------------------------------------------------
 U.S. Treasury:
   Amount                                                    $14,153       $17,065           $0            $0
   Yield                                                       5.17%         6.28%        0.00%         0.00%
 Other Securities:
   Amount                                                       $300          $426         $174            $0
   Yield                                                       6.00%         8.52%        6.00%         0.00%
                                                           --------------------------------------------------
                                                             $14,453       $17,491         $174            $0
                                                           ==================================================
 Held to Maturity
 ----------------
 U.S. Treasury:
   Amount                                                         $0        $6,114           $0            $0
   Yield                                                       0.00%         6.21%        0.00%         0.00%

 U.S. Agencies:
   Amount                                                     $1,528       $24,689       $6,000            $0
   Yield                                                       6.52%         6.34%        6.69%         0.00%
 State and Municipals:
   Amount                                                         $0        $6,148       $9,555            $0

   Yield                                                       0.00%         4.89%        5.07%         0.00%
                                                              $1,528       $36,951      $15,555            $0
                                                           ==================================================

         See Note A, B and M to the Company's Consolidated Financial Statements appearing elsewhere in this Proxy Statement for information concerning the amortized cost and estimated fair values of the Company's investment securities at December 31, 1994.

LOANS

         The Company engages in real estate lending through real estate construction and mortgage loans, and commercial and consumer lending. The lending activities of the Company are guided by the basic lending policy established by its Board of Directors. Each loan is evaluated based on, among other things, character and leverage capacity of the borrower, capital and investment in a particular property, if applicable, cash flow, collateral, market conditions for the borrower's business or project and prevailing economic trends and conditions.

         The following table sets forth the type and amount of loans outstanding as of the date indicated:

                                 LOAN PORTFOLIO

                                                                       December 31,

                                                 1994         1993        1992          1991          1990
                                              --------------------------------------------------------------
 Commercial and Industrial                     $6,316       $6,063        $3,246       $4,245       $5,267
 Real estate - Construction                    34,567       32,933        34,344       37,851       43,163
 Real estate - Mortgage                        28,510       28,172        28,952       31,671       25,485
 Consumer                                      14,683       12,467        13,409       13,366       13,580
 Other Loans                                      766          525           892          211           83
                                              --------------------------------------------------------------
   Total Loans                                 84,842       80,160        80,843       87,344       87,578
   Unearned Income                                (64)         (76)          (98)        (140)         (20)
                                              --------------------------------------------------------------
   Total Loans (Net)                          $84,778      $80,084       $80,745      $87,204      $87,558
                                              ==============================================================


         The Company's loan portfolio contains a concentration of loans which are collateralized by residential and commercial real estate. A concentration is defined as amounts loaned to a multiple number of borrowers engaged in similar activities, which would cause them to be similarly impacted by economic or other conditions, where the amount exceeds ten percent (10%) of total loans. At December 31, 1994, the Bank had approximately $63,077 of loans outstanding to borrowers whose primary underlying collateral is residential and commercial real estate. This amount represents approximately 74.3% of the Company's total outstanding loans on such date. Management recognizes that these borrowers could be adversely affected by changes in interest rates and property values. However, management believes that these loans are sufficiently collateralized to protect the Company from any potential losses. The Company closely monitors the quality of all resources to ensure that risk of loss, both credit and interest rate risk, is held to a minimum. Credit risk is inherent in the Company's loan portfolio. In an effort to minimize credit risk, the Company utilizes an extensive credit administration network, including specific lending authorities for each loan officer, a system of loan committees to review and approve loans, and an internal loan review and evaluation system. This network assists in the early identification of problem or potential problem credits and assists in determining the adequacy of the allowance for possible loan losses.

         Average loans have increased during the past year from $79,422 in 1993 to $84,821 in 1994, after declining from $81,521 in 1992 to $79,422 in 1993.
The increase during the most recently completed year was a result of increased loan demand in the market served by the Company as the local economy strengthened and single-family residential construction remained strong. The Company's loan to deposit ratio was 50.7% , 46.5% and 44.4% at December 31, 1994, 1993 and 1992 respectively.

         The following table provides information concerning loan portfolio maturity as of December 31, 1994. Loan portfolio maturity by type of loan as presented in the table above is not readily available.

          Loans Maturing Within:
          One year                              $47,074
          After one but within five years        37,423
          After five years                          281
                                                -------
            Total                               $84,778
                                                =======
          Variable interest rate loans           $6,006
          Fixed interest rate loans              78,772
                                                -------
            Total                               $84,778
                                                =======



         NON-PERFORMING ASSETS. Management classifies loans as non-performing when they are either on non-accrual, accruing and past due ninety (90) days or more, or a troubled debt restructuring. Loans are automatically placed on non-accrual when principal or interest is past due ninety (90) days or more, unless the loan is both well secured and in the process of being collected. Additionally, loans are placed on non-accrual when collection of all principal or interest is deemed unlikely. Loans totaling $808 were classified as non-performing at year-end 1994, compared to $1,403 for 1993 and $1,520 for 1992. If these loans had performed in accordance with their original terms, interest income for 1994, 1993 and 1992 would have increased by approximately $77, $116 and $227, respectively. There was no income recognized on nonaccrual loans in 1994, 1993 or 1992. The following table summarizes the risk element in the loan portfolio and real estate and other assets acquired through foreclosures.

                             NON-PERFORMING ASSETS


                                                                   December 31,
                                             ----------------------------------------------------------------
                                             1994           1993           1992           1991           1990
                                             ----------------------------------------------------------------
 Non-accrual loans                           $808         $1,403         $1,520         $3,482         $3,957
 Real estate acquired through                 697          1,084          1,773          2,475          5,383
 foreclosure
 Other assets acquired through                  0              0              0              0              0
 repossession



         Management is not aware of any loans classified for regulatory purposes as loss, doubtful, substandard, or special mention and excluded from the above table which: (1) represents or results from trends or uncertainties that will materially impact future operating results, liquidity or capital reserves, or (2) represents material credits about which management is aware of any information which causes doubts as to the ability of such borrowers to comply with the loan repayment terms.

         ALLOWANCE FOR LOAN LOSSES. A certain degree of risk is inherent in the extension of credit. Management has credit policies in place to monitor and attempt to control the level of loan losses and nonperforming loans. One product of the Company's credit risk management is the maintenance of the allowance for loan losses at a level considered by management to be adequate to absorb estimated known and inherent losses in the existing portfolio, including commitments and standby letters of credit. The allowance for loan losses is established through charges to operations in the form of provisions for loan losses.

         The allowance is based upon a regular review of current economic conditions, which might affect a borrower's ability to pay, underlying collateral values, risk in and the composition of the loan portfolio, prior loss experience and industry averages. Loans that are deemed to be uncollectible are charged-off and deducted from the allowance. The provision for loan losses and recoveries on loans previously charged-off are added to the allowance.

         The following table sets forth the Company's loan loss experience and certain information relating to its allowance for loan losses as of the dates and for the periods indicated.

                        SUMMARY OF LOAN LOSS EXPERIENCE


                                              1994        1993        1992       1991       1990
                                            ----------------------------------------------------
 Balance at beginning of year                $1,712     $1,764      $1,852     $1,701     $1,257
 Provision charged to expense                     0          0           0        634      1,311
 Charge-offs:
   Real Estate                                   63        108         235        486        742
   Consumer                                      91         34          59         94        156
   Commercial and all other                       3         38           7         17         69
                                            ----------------------------------------------------
      Total Charge-offs                         157        180         301        597        967
                                            ----------------------------------------------------

 Recoveries:
    Real Estate                                  14         87         173         70         41
    Consumer                                     43         33          28         42         43
    Commercial and all other                      1          8          12          2         16
                                            ----------------------------------------------------
       Total Recoveries                          58        128         213        114        100
                                            ----------------------------------------------------
 Net loan charge-offs (recoveries)               99         52          88        483        867
                                            ----------------------------------------------------
 Balance at end of year                      $1,613     $1,712      $1,764     $1,852     $1,701
                                            ====================================================

 Ratios:
   Net loan charge-offs as a % of             0.12%      0.07%       0.11%      0.54%      0.96%
   average loans
   Recoveries as a % of charge-offs          36.94      71.11       70.76      80.90      10.34
   Allowance for possible loan losses
   as a % of year-end loans and leases        1.95       2.14        2.17       2.08       1.88

         Management believes that the allowance for loan losses at December 31, 1994 was adequate to absorb the known and inherent risks in the loan portfolio at that time. However, no assurance can be given that future changes in economic conditions that might adversely affect the Company's principal market area, borrowers or collateral values, and other circumstances will not result in increased losses in the Company's loan portfolio in the future.

         The Financial Accounting Standards Board issued SFAS No. 114, "Accounting by Creditors for Impairment of a Loan," which is effective January 1, 1995. This statement establishes standards, including the use of discounted cash flow techniques, for measuring the impairment of a loan when it is probable that the contractual terms will not be met. As of December 31, 1994, the Company had loans totalling approximately $808, which met the definition of an impaired loan under this new standard. The effect of adopting this new standard will not have a material impact on the Company's' financial position or results of operation.

         Although the Company does not normally allocate the allowance for loan losses to specific loan categories, an allocation has been made for purposes of this discussion as set forth below. The following table sets forth the approximate dollar amount of the allowance allocable to the stated loan categories, and the percent of total loans in each such category for the periods presented.

                  ALLOCATION OF THE ALLOWANCE FOR LOAN LOSSES

                              1994                1993                1992                1991                1990
                      ---------------------------------------------------------------------------------------------------
 Commercial and          $74       8.30%       $98     8.20%       $69     5.10%       $93      5.10%      $79      6.10%
 Industrial
 Real Estate             658      74.40%       907    76.20%     1,061    78.30%     1,447     79.60%    1,019     78.80%
 Consumer                153      17.30%       185    15.60%       225    16.60%       278     15.30%      195     15.10%
 Unallocated             728                   522                 409                  34                 408
                      ---------------------------------------------------------------------------------------------------
   Total              $1,613     100.00%    $1,712   100.00%    $1,764   100.00%    $1,852    100.00%   $1,701    100.00%
                      ===================================================================================================

         The allocation of the allowance for loan losses should not be interpreted as an indication of future credit trends or that losses will occur in these amounts or proportions. Furthermore, the portion allocated to each loan category is not the total amount available for future losses that might occur within such categories, since even on the above basis there is a substantial unallocated portion of the allowance, and the total allowance is a general allowance applicable to the entire portfolio.

DEPOSITS

         Deposits are the primary source of funding for the Company's earning assets. Total deposits at the end of 1994, 1993 and 1992 were approximately $167,254, $172,337 and $181,895, respectively. Average deposits for the years ending December 31, 1994, 1993 and 1992 are outlined in the following table.

                                AVERAGE DEPOSITS

                                    1994                               1993                     1992
                      ---------------------------------------------------------------------------------------
 Domestic
 Deposits:
                      $28,125                         16.59%     $26,252      14.90%      $17,950       9.75%
 Noninterest-
 bearing
 demand
   deposits

   NOW                 20,775                         12.26%      24,287      13.78%       32,424      17.62%
 account
 deposits
   Money               22,080                         13.03%      24,784      14.06%       21,498      11.68%
 market
 investment
   deposits

 Savings               25,221                         14.88%      26,019      14.77%       24,554      13.34%
 Deposits
 Other                 59,468                         35.08%      61,646      34.98%       73,676      40.03%
 consumer
 time
 deposits
                     ----------------------------------------------------------------------------------------
   Total Core         155,669                         91.84%     162,988      92.50%      170,102      92.42%
 Deposits

 Time                  13,831                          8.16%      13,223       7.50%       13,946       7.58%
 deposits of
 $100,000 and
 over
                     ----------------------------------------------------------------------------------------
 TOTAL               $169,500                        100.00%    $176,211     100.00%     $184,048     100.00%
 AVERAGE
 DEPOSITS
                     ========================================================================================

         Time certificates of deposit of $100 or more, which were approximately $13,730 at December 31, 1994 and $12,973 at December 31, 1993, had remaining maturities as follows as of December 31:



 REMAINING MATURITY

                                                              1994            1993            1992
                                                            ---------------------------------------
 Three months or less                                        $4,000          $2,751          $4,847
 Over three through twelve months                             3,100           4,934           5,089
 Over one year through five years                             6,630           4,785           3,722
 Over five years                                                  0             503               0
                                                            ---------------------------------------
 Total                                                      $13,730         $12,973         $13,658
                                                            =======================================


INTEREST RATE SENSITIVITY

         Interest rate risk is the potential impact of changes in interest rates on net interest income and results from disparities in repricing opportunities of assets and liabilities over a period of time. Management estimates the effects of changing interest rates and various balance sheet strategies on the level of net interest income. Management may alter the mix of floating- and fixed-rate assets and liabilities, change pricing schedules, and adjust maturities through sales and purchases of securities available for sale as a means of limiting interest rate risk.

         The accompanying table reflects cumulative gap to total assets as a negative 27.27% within the three (3) month period. A negative gap implies that earnings would increase in a falling interest rate environment and decrease in a rising interest rate environment. However, the degree of interest rate sensitivity is not equal for all types of assets and liabilities. The Company's experience has indicated that the repricing of interest-bearing demand, savings and money market accounts does not move with the same magnitude as general market rates. Additionally, these deposit categories, along with non-interest demand, have historically been stable sources of funds to the Company, which indicates a much longer implicit maturity than their contractual availability. Therefore, an increase in market rates would not result in an immediate repricing of all assets and liabilities simultaneously, thereby reducing the negative impact on net interest income of an increase in rates.

                 INTEREST RATE SENSITIVITY AT DECEMBER 31, 1994

                                                                                          Non-
                                         0-3         4-6         7-12      After One    Interest
                                       Months       Months      Months        Year      Bearing       TOTAL
                                      -----------------------------------------------------------------------
 ASSETS:
 Loans                                  $17,056      $10,946     $19,072     $37,704           $0     $84,778
 Less: Allowance for Loan Losses                                                          (1,613)     (1,613)
 Investments                              8,978        3,011       3,992      70,171            0      86,152
 Less: Market Valuation                                                                     (704)       (704)
 Interest-Bearing Deposits with             300            0           0           0            0         300
 Banks
 Federal Funds                            5,982            0           0           0            0       5,982
 Other Non-Interest Bearing Assets            0            0           0           0       14,969      14,969
                                      -----------------------------------------------------------------------
 TOTAL ASSETS                           $32,316      $13,957     $23,064    $107,875      $12,652    $189,864
                                      =======================================================================

 SOURCES OF FUNDS:
 Savings and NOW Accounts               $48,097           $0          $0          $0           $0     $48,097
 Money Market Accounts                   17,748            0           0           0            0      17,748
 CD's over $100,000                       4,000        1,416       1,684       6,630            0      13,730
 Other Time Deposits                     14,251       14,851      11,044      18,783            0      58,929
 Other Liabilities                            0            0           0           0       30,317      30,317
 Shareholders' Equity                         0            0           0           0       21,043      21,043
                                      -----------------------------------------------------------------------
 TOTAL SOURCE OF FUNDS                  $84,096      $16,267     $12,728     $25,413      $51,360    $189,864
                                      =======================================================================


 Repricing Gap                        ($51,780)     ($2,310)     $10,336     $82,462    ($38,708)
 Cumulative Repricing Gap              (51,780)     (54,090)    (43,754)      38,708            0
 Cumulative Repricing Gap/Total
 Assets                                (27.27%)     (28.49%)    (23.04%)      20.39%


LIQUIDITY

         The Company seeks to manage its liquidity position to attempt to ensure that sufficient funds are available to meet customers' needs for borrowing and deposit withdrawals. Liquidity is derived from both the asset and liability sides of the balance sheet. Asset liquidity arises from the ability to convert assets to cash and self-liquidation or maturity of assets. Liquid asset balances include cash, interest-bearing deposits with financial institutions, short-term investments and federal funds sold. Liability liquidity arises from a diversity of funding sources as well as from the ability of the Company to attract deposits of varying maturities. If the Company were limited to only one source of funding or all its deposits had the same maturity, its liquidity position would be adversely impacted.

         The Company's funding source is primarily its deposit base which is comprised of interest-bearing and noninterest-bearing accounts. The Company's non-interest bearing demand deposits are, by their very nature, subject to withdrawal upon demand. Declines in one form of funding source require the Company to obtain funds from another source. If the Company were to experience a decline in noninterest-bearing demand deposits and was to have a significant increase in loan volume without a commensurate increase in such deposits, it would utilize alternative sources of funds, probably at higher cost, to maintain its liquidity and to meet its loan funding needs. This would place downward pressure on the Company's net interest margin and might have a negative impact on the Company's liquidity position.

         Bank's liquidity expressed as a percentage of net liquid assets to net liabilities was 34.16%, 39.12% and 40.84% at December 31, 1994, 1993 and 1992
respectively.

CAPITAL ADEQUACY

         At December 31, 1994, the Company's total shareholders' equity was $21,043, an increase of 9.83% from $19,159 at December 31, 1993. Book value per common share is presented in the table below.

                                                                             December 31,
                                                                             ------------
                                                                   1994          1993          1992
                                                                -----------------------------------
 Shares outstanding                                             361,684       349,273       309,266
 Shareholders' equity                                           $21,043       $19,159       $15,996
 Book value per common share                                      58.18         54.85         51.72


         Adequate levels of capital are necessary over time to sustain growth and absorb losses. In the case of banks and bank holding companies, capital levels must also meet minimum regulatory requirements. Regulatory guidelines designed to measure capital adequacy in terms of risk-weighted assets became effective at the end of 1990 with compliance required by the end of 1992 to reach regulatory minimum of 4% Tier I and 8% total risk-based capital. Tier I Capital consists of Common Stock, Surplus, and Undivided Profits. Tier II Capital consists of the Allowance for Loan Losses. However, Tier II Capital cannot exceed 1.25% of gross risk-weighted assets. Each tier is then divided by risk-weighted assets. The four categories of risk weightings are intended to reflect the creditworthiness of each asset and off-balance sheet exposure. In conjunction with the risk-based capital guidelines, the regulators have issued capital leverage guidelines. The minimum for all banks is 3% with higher minimums dependent upon the condition of the individual bank. The Company's capital ratios exceeded the regulatory minimums as indicated in the capital table below:

                                                               December 31,
                                                       ----------------------------
                                                          1994                1993
                                                       ----------------------------
 Capital
      Tier I                                           $18,159              $16,972
      Tier II                                            1,179                1,169
                                                       ----------------------------
           Total Capital                               $19,338              $18,141
                                                       ============================
           Risk-weighted assets                         93,916               92,962



 Ratios:                                                                                         Regulatory
                                                                                                    Minimum
                                                                                                    -------
      Tier I capital to risk-weighted assets               19.34%               18.26%                4.00%
      Tier II capital to risk-weighted assets               1.26%                1.26%                  N/A
           Total capital to risk-weighted                  20.59%               19.51%                8.00%
           assets
           Leverage Ratio                                   9.59%                8.70%                3.00%



    The payment of dividends by a national bank is regulated by the Comptroller of Currency. At December 31, 1994, the amount of undivided profits which could be paid to Citizens National Bancshares, Inc. without prior approval is approximately $4,418.

FAIR VALUE OF FINANCIAL INSTRUMENTS

         The fair value of certain financial assets and liabilities as of December 31, 1994 is disclosed in the Note M of the Notes to The Consolidated Financial Statements for the years ended December 31, 1994 and 1993. Fair values were determined based on market quotes, where available, or were calculated using discounted cash flows, if no market quotes were available. The differences between fair values and book values were primarily caused by differences between contractual and market interest rates at year-end.

         Fluctuations in fair value will occur as interest rates change. Since the Company manages the repricing of its assets and liabilities, changes in fair values are not expected to have a material impact on the Company's financial condition, results of operations, liquidity or capital resources.

NEW ACCOUNTING STANDARDS

         In December 1990, the Financial Accounting Standards Board issued SFAS No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions." The Statement, which is effective for fiscal years beginning after December 15, 1994 for the Company, requires the accrual of the expected costs of postretirement benefits during the years that an eligible employee renders service to the employer. The Company had not adopted the new standard as of December 31, 1994. However, as of December 31, 1994, the Company had no postretirement benefit obligation.

         In November 1992, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 112, "Employers' Accounting for Postemployment Benefits." The Statement which was effective January 1, 1994, requires that employers accrue a liability for employees' compensation which is attributable to employees' services already rendered, if payment of compensation is probable, benefits have vested to the employee and the amount can be reasonably estimated. During 1994, the Board of Directors of CNB approved the Merger Agreement with Deposit Guaranty. In anticipation of the Merger, the Board of Directors also approved a severance plan for certain employees which may be affected due to the merger. Additionally, in order to ensure the efficient and profitable operation of the Bank until the merger date, a "stay-put" bonus plan was approved by the Board of Directors. This plan calls for the payment of various amounts to certain employees who maintain their employment with the Company until the effective date of the Merger or termination date, whichever comes first. The estimated amount that will be paid under the plans will approximate $420 if the plan of merger is consummated before April 30, 1995. The Company accrued, as of December 31, 1994, the amount of benefits payable for service rendered through December 31, 1994.

         In October 1994, the Financial Accounting Standards Board issued Statement of Financing Accounting Standards No. 119, "Discussion about Derivative Financial Instruments and Face Value of Financial Instruments." This new standard was adopted by the Company on December 31, 1994. The only effect to the Company's financial statements as a result of adoption was a change to the presentation of fair value of financial instruments. See Note M of the Notes to Consolidated Financial Statements. As of December 31, 1994, the Company did not have any financial instruments as defined by this new standard.


                                 LEGAL OPINION

         The validity of the shares of Deposit Guaranty Common Stock offered hereby will be passed upon for Deposit Guaranty by Watkins Ludlam & Stennis of Jackson, Mississippi.

                                    EXPERTS

         The consolidated financial statements of Deposit Guaranty as of December 31, 1994, 1993, and 1992, and for each of the years in the three-year period ended December 31, 1994, have been incorporated by reference herein and in the registration statement in reliance upon the report of KPMG Peat Marwick LLP, independent certified public accountants, also incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing. The report of KPMG Peat Marwick LLP covering the December 31,
1994, consolidated financial statements refers to a change in the method of accounting for debt securities.

         The consolidated financial statements of CNB as of December 31, 1994 and 1993, and for each of the years in the three-year period ended December 31, 1994, have been audited by Arthur Andersen LLP, as indicated in their reports with respect thereto and have been included herein and in the registration statement in reliance upon the authority of said firm as experts in accounting and auditing in giving said reports.

                                 OTHER MATTERS

         As of the date of this Proxy Statement/Prospectus, the Board of Directors of CNB knows of no matters which will be presented for consideration at the Meeting other than as set forth in the Notice of such meeting attached to this Proxy Statement/Prospectus. However, if any other matters shall come before the Meeting or any adjournment or postponement thereof and be voted upon the enclosed proxy shall be deemed to confer discretionary authority to the individuals named as proxies therein to vote the shares represented by such proxy as to any such matters.

                         INDEX TO FINANCIAL STATEMENTS
                       CITIZENS NATIONAL BANCSHARES, INC.
                                 AND SUBSIDIARY


                                                                                        Page
                                                                                        ----
Consolidated Statement of Financial Position at December 31, 1994 and 1993              54

Consolidated Statement of Income for each of the Years in the Three Year
    Period Ended December 31, 1994                                                      55

Consolidated Statement of Changes in Shareholders' Equity for each of the
    Years in the Three Year Period Ended December 31, 1994                              57

Consolidated Statement of Cash Flows for each of the Years in the
    Three Year Period Ended December 31, 1994                                           58

Notes to Consolidated Financial Statements for each of the Years in the
    Three Year Period Ended December 31, 1994                                           60

Report of Independent Public Accountants                                                75

CONSOLIDATED STATEMENT OF FINANCIAL POSITION
CITIZENS NATIONAL BANCSHARES, INC. AND SUBSIDIARY
(Dollars in Thousands)


                                                                                          As of December 31,
- -------------------------------------------------------------------------------------------------------------
                                                                                         1994           1993
- -------------------------------------------------------------------------------------------------------------
 RESOURCES:

    Cash and Due from Banks (Note F)                                                   $7,755          $5,338
    Time Deposits with Other Banks                                                        300               0
    Investment Securities (Notes A, B & M)
       Held to Maturity, Market Value of $51,872 and $93,039, respectively             54,034          89,868
       Available for Sale at Market Value                                              31,414               0
    Federal Funds Sold                                                                  5,982          11,906
    Loans (Notes A, C, K & M)                                                          84,778          80,084
    Less:  Allowance for Loan Losses (Notes A & D)                                    (1,613)         (1,712)
- -------------------------------------------------------------------------------------------------------------
 Net Loans                                                                             83,165          78,372
- -------------------------------------------------------------------------------------------------------------
    Bank Premises and Equipment (Notes A & E)                                           3,523           3,446

    Other Real Estate Owned by the Bank (Notes A & C)                                     697           1,084
    Other Assets (Note I)                                                               2,994           2,605
- -------------------------------------------------------------------------------------------------------------
       TOTAL RESOURCES                                                                189,864         192,619
=============================================================================================================
 LIABILITIES:
    Deposits:
       Noninterest-bearing Deposits                                                    28,751          26,218
       Interest-bearing Deposits                                                      138,503         146,119
- -------------------------------------------------------------------------------------------------------------
       Total Deposits                                                                 167,254         172,337
- -------------------------------------------------------------------------------------------------------------
         Other Liabilities (Note A)                                                     1,567           1,123
- -------------------------------------------------------------------------------------------------------------
       TOTAL LIABILITIES                                                              168,821         173,460
- -------------------------------------------------------------------------------------------------------------
 COMMITMENTS AND CONTINGENCIES (NOTES H & L)
 SHAREHOLDERS' EQUITY:

    Common Stock, $10 par value, 1,000,000 shares authorized,
    398,773 shares and 398,652 shares issued at December 31, 1994
    and 1993, respectively (Notes A & G)                                                3,987           3,987
  Capital Surplus                                                                      10,494          10,422
  Undivided Profits                                                                     8,505           6,705
  Unrealized Loss on Available for Sale Securities                                      (464)               0
- -------------------------------------------------------------------------------------------------------------
 Total                                                                                 22,522          21,114
    LESS:  Common Stock in Treasury, 37,089 shares and 49,379
    shares at December 31, 1994 and 1993, respectively, at cost                       (1,479)         (1,955)
- -------------------------------------------------------------------------------------------------------------
       TOTAL SHAREHOLDERS' EQUITY                                                      21,043          19,159
=============================================================================================================
       TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY                                    $189,864        $192,619
=============================================================================================================

 The accompanying notes are an integral part of these statements.

 CONSOLIDATED STATEMENT OF INCOME
 CITIZENS NATIONAL BANCSHARES, INC. AND SUBSIDIARY
 (Dollars in Thousands Except Per Share Information)

                                                                              For the Years Ended December 31,
- -------------------------------------------------------------------------------------------------------------
                                                                               1994       1993           1992
- -------------------------------------------------------------------------------------------------------------
 INTEREST INCOME:
    Interest and Fees on Loans (Notes A & C)                                   $7,216      $7,532      $8,548
    Interest on Time Deposits with Other Banks                                      6           0           0
    Interest and Dividends on Securities (Notes A & B):
       Interest and Dividends on Taxable Securities                             4,735       5,135       5,336
       Interest on Tax-Exempt Securities                                          764         671         399
    Interest on Federal Funds Sold                                                428         614         784
- -------------------------------------------------------------------------------------------------------------
         TOTAL INTEREST INCOME                                                 13,149      13,952      15,067
- -------------------------------------------------------------------------------------------------------------
 INTEREST EXPENSE:
    Interest on Deposits:
       Savings and Interest Bearing Demand                                      1,881       2,052       2,504
       Time                                                                     2,977       3,285       4,427
    Interest on Federal Funds Purchased, Securities Sold Under
       Agreement to Repurchase and Other Borrowed Funds                             0           0           7
- -------------------------------------------------------------------------------------------------------------
         TOTAL INTEREST EXPENSE                                                 4,858       5,337       6,938
- -------------------------------------------------------------------------------------------------------------
 NET INTEREST INCOME                                                            8,291       8,615       8,129
    Provision for Possible Loan Losses (Notes A & D)                                0           0           0
- -------------------------------------------------------------------------------------------------------------
 NET INTEREST INCOME AFTER PROVISION FOR LOAN LOSSES                            8,291       8,615       8,129
- -------------------------------------------------------------------------------------------------------------
 OTHER OPERATING INCOME:
    Service Charges on Deposit Accounts                                         1,701       1,588       1,517
    Other Service Charges, Commissions and Fees                                   180         269         137
    Gain on Sales of Securities (Note A)                                            7           0         108
    Other Income                                                                   94         119         165
- -------------------------------------------------------------------------------------------------------------
       TOTAL OTHER OPERATING INCOME                                             1,982       1,976       1,927
- -------------------------------------------------------------------------------------------------------------
 OTHER OPERATING EXPENSES:
    Salaries, Wages and Employee Benefits (Note G)                              3,852       3,324       3,099
    Occupancy Expense, Net (Notes A, E & H)                                       476         507         508
    Equipment Expense (Notes A, E & H)                                            392         358         352
    Professional Fees                                                             565         290         287
    Insurance                                                                     497         542         500
    Expenses of Other Real Estate including (Gains)/Loss on Sales               (233)        (60)         363
    Other Expenses                                                              1,209       1,185       1,117
- -------------------------------------------------------------------------------------------------------------
       TOTAL OTHER OPERATING EXPENSES                                           6,758       6,146       6,226
- -------------------------------------------------------------------------------------------------------------
 INCOME BEFORE INCOME TAXES & CUMULATIVE EFFECT OF CHANGE IN
 ACCOUNTING PRINCIPLE                                                           3,515       4,445       3,830
 Provision for Federal Income Taxes (Notes A & I)                               (919)     (1,315)     (1,119)
- -------------------------------------------------------------------------------------------------------------
 INCOME BEFORE CUMULATIVE EFFECT OF CHANGE IN
   ACCOUNTING PRINCIPLE                                                         2,596       3,130       2,711
   Cumulative Effect of Change in Accounting Principle (Note I)                     0         172           0
- -------------------------------------------------------------------------------------------------------------
 NET INCOME                                                                    $2,596      $3,302      $2,711
=============================================================================================================

 The accompanying notes are an integral part of these statements.

 CONSOLIDATED STATEMENT OF INCOME
 CITIZENS NATIONAL BANCSHARES, INC. AND SUBSIDIARY
 (Dollars in Thousands Except Per Share Information)

 SHARE INFORMATION (Note J):
    Weighted Average Number of Shares Outstanding                            363,360      350,634     336,981
    Net Income Per Share Before Cumulative Effect of Change in
    Accounting Principle                                                       $7.14        $8.93       $8.05
    Cumulative Effect of Change in Accounting Principle                         0.00         0.49        0.00
- -------------------------------------------------------------------------------------------------------------
    Net Income Per Share                                                       $7.14        $9.42       $8.05
=============================================================================================================
    Dividends Per Share                                                        $2.20        $1.45       $1.32
=============================================================================================================

 CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY
 CITIZENS NATIONAL BANCSHARES, INC. AND SUBSIDIARY
 (Dollars in Thousands)

                      Three Years Ended December 31, 1994
- ----------------------------------------------------------------------------------------------------------------

                                 COMMON STOCK                                                 Un-
                                 ------------                                                 realized
                                                                                              Loss
                                                                        Undi-     Trea-       on
                                      Shares                            vided     sury        Securi-
                                      Issued     Amount     Surplus     Profits   Stock       ties      Total
- ----------------------------------------------------------------------------------------------------------------
 Balance, December 31, 1991            324,592     $3,246      $7,099    $5,478    ($2,221)         $0   $13,602
  Net Income - 1992                                                       2,711                            2,711
  Cash Dividends                                                          (467)                            (467)
  Contribution of Treasury Stock
    to Employee Stock Ownership                                    19                    71                   90
    Plan
  Stock Dividend (Note A)               32,593        326       1,467   (1,793)                                0
  Exercise of Stock Options
   (Note G)                              1,337         13          47                                         60
- ----------------------------------------------------------------------------------------------------------------
 Balance, December 31, 1992            358,522      3,585       8,632     5,929     (2,150)          0    15,996
  Net Income - 1993                                                       3,302                            3,302
  Cash Dividends                                                          (532)                            (532)
  Contribution of Treasury Stock
    to Employee Stock Ownership                                    28                    67                   95
    Plan
 Stock Dividend (Note A)                36,241        362       1,631   (1,993)                                0
 Exercise of Stock Options               3,889         40         121                                        161
 Exercise of Stock Options from
  Treasury Stock (Note G)                                        (11)                   127                  116
 Tax Benefit of Stock Options                                      21                                         21
 Repayment of Recovered
  Unclaimed Dividends                                                       (1)                              (1)
- ----------------------------------------------------------------------------------------------------------------
 Balance, December 31, 1993            398,652      3,987      10,422     6,705     (1,956)          0    19,158
  Unrealized gain on securities
    on January 1, 1994                                                                             648       648
    Net Income - 1994                                                     2,596                            2,596
    Cash Dividends                                                        (796)                            (796)
    Exercise of Stock Options              121                      3                                          3
    Exercise of Stock Options from
       Treasury Stock (Note G)                                   (42)                   501                  459
    Tax Benefit of Stock Options                                  111                                        111
    Purchase of Treasury Stock                                                         (24)                 (24)
    Change in Unrealized Loss on
       Securities                                                                              (1,112)   (1,112)
- ----------------------------------------------------------------------------------------------------------------
 Balance, December 31, 1994            398,773     $3,987     $10,494    $8,505    ($1,479)     ($464)   $21,043
================================================================================================================

 The accompanying notes are an integral part of these statements.

 CONSOLIDATED STATEMENT OF CASH FLOWS
 CITIZENS NATIONAL BANCSHARES, INC. AND SUBSIDIARY
 (Dollars in Thousands)

                                                                             For the Years Ended December 31,
- -------------------------------------------------------------------------------------------------------------
                                                                               1994         1993         1992
- -------------------------------------------------------------------------------------------------------------
 Cash Flows From Operating Activities:
    Interest Received                                                       $13,362      $14,297      $15,168
    Service Charges and Commissions Received                                  2,023        2,197        1,468
    Interest Paid                                                           (4,917)      (5,608)      (7,342)
    Cash Paid to Suppliers and Employees                                    (6,302)      (5,766)      (5,730)
    Income Taxes (Paid)                                                     (1,210)      (1,072)      (1,070)
- -------------------------------------------------------------------------------------------------------------
       NET CASH PROVIDED BY OPERATING ACTIVITIES                              2,956        4,048        2,494
- -------------------------------------------------------------------------------------------------------------
 Cash Flows From Investing Activities:
    Proceeds From Sales of Investment Securities                                  0       20,627       27,495
    Proceeds From Maturities of Investment Securities - Held to              10,760            0            0
  Maturity
    Proceeds From Maturities of Investment Securities Available for          19,520            0            0
    Sale
    Purchase of Investment Securities - Held to Maturity                    (4,919)     (23,188)     (45,905)
    Purchase of Investment Securities Available for Sale                   (21,292)            0            0
    Purchase of Time Certificate of Deposit                                   (300)            0            0
    Net Decrease in Loans and Other Real Estate Financed                    (4,824)          973        6,478
    Proceeds from the Sale of Property, Plant and Equipment                       0            3          364
    Capital Expenditures                                                      (598)        (375)        (547)
    Proceeds From the Sale of Other Real Estate                                 971          814        1,355
    Foreclosures and Investments in Other Real Estate                          (40)        (443)      (1,148)
- -------------------------------------------------------------------------------------------------------------
  NET CASH (USED) PROVIDED BY INVESTING ACTIVITIES                            (722)      (1,589)     (11,908)
- -------------------------------------------------------------------------------------------------------------
 Cash Flows From Financing Activities:
    Net Increase (Decrease) in Demand, Savings, and Interest
      Bearing Demand Deposits                                               (3,303)        2,722       16,912
    Net Decrease in Time Deposits                                           (1,780)     (12,280)      (2,328)
    Proceeds From the Issuance of Common Stock                                    4          161           60
    Proceeds From Recovery of Unclaimed Dividends                                 0          (1)            0
    Sale of Treasury Stock                                                      434          116            0
    Dividends Paid                                                            (796)        (532)        (467)
- -------------------------------------------------------------------------------------------------------------
 NET CASH (USED) PROVIDED BY FINANCING ACTIVITIES                           (5,441)      (9,814)       14,177
- -------------------------------------------------------------------------------------------------------------
 NET INCREASE (DECREASE) IN CASH AND CASH                                   (3,207)      (7,355)        4,763
   EQUIVALENTS
 CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD                              17,244       24,599       19,836
- -------------------------------------------------------------------------------------------------------------
 CASH AND CASH EQUIVALENTS, END OF PERIOD                                   $14,037      $17,244      $24,599
=============================================================================================================

 Reconciliation of Net Income to Net Cash Provided by Operations:
 Net Income                                                                  $2,596       $3,302       $2,711
 Expenses Not Requiring Cash Outlays in the Current Period:
    Depreciation                                                                400          398          361
    Provision for Possible Loan Losses                                            0            0            0
    Employee Stock Ownership Contribution from Treasury Stock                     0           95           90
    Discount Accretion and Premium Amortization                                  34          217          138
      (Gain) Loss of Sales or Writedowns of:
      Investment Securities                                                      (7)           0         (108)
      Equipment and Other Real Estate                                          (233)         (60)         363
 Increase (Decrease) in Taxes Payable                                           (26)          26            0
 Decrease in Interest Payable                                                   (59)        (255)        (404)
 Increase (Decrease) in Other Accrued Liabilities                               529            7         (318)
 (Increase) Decrease in Taxes Receivable                                      (376)           25           49
 Increase in Capital Surplus From Tax Effect of Exercising Stock                111           21            0
 Options
 (Increase) Decrease in Interest Receivable                                     172           128         (37)
 (Increase) Decrease in Other Receivables                                      (185)          144        (351)
- -------------------------------------------------------------------------------------------------------------
 Net Cash Provided by Operating Activities                                   $2,956        $4,048      $2,494
=============================================================================================================

 The accompanying notes are an integral part of these statements.


NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
CITIZENS NATIONAL BANCSHARES, INC. AND SUBSIDIARY
(DOLLARS IN THOUSANDS EXCEPT PER SHARE INFORMATION)

A. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES. The accounting principles and policies followed by Citizens National Bancshares, Inc. and its subsidiary conform with generally accepted accounting principles. The significant principles and policies are summarized as follows:

         PRINCIPLES OF CONSOLIDATION. The consolidated financial statements include the accounts of Citizens National Bancshares, Inc. (the Company) and its wholly-owned subsidiary, Citizens National Bank (the Bank). All material intercompany accounts and transactions have been eliminated.

         FAIR VALUES OF FINANCIAL INSTRUMENTS. FASB Statement No. 107, Disclosures about Fair Value of Financial Instruments, requires disclosure of fair value information about financial instruments, whether or not recognized in the balance sheet, for which it is practicable to estimate that value. In cases where quoted market prices are not available, fair values are based on estimates using present value or other valuation techniques. Those techniques are significantly affected by the assumptions used, including the discount rate and estimates of future cash flows. In that regard, the derived fair value estimates cannot be substantiated by comparison to independent markets and, in many cases, could not be realized in immediate settlement of the instruments.
A more detailed discussion relating to the Fair Values of Financial Instruments of the Company are presented in Note M of the Financial Statements.

         CASH AND CASH EQUIVALENTS. For purposes of the Consolidated Statements of Cash Flows, the Company considers all highly liquid deposits in other financial institutions and federal funds sold with a maturity of three months or less at the time of acquisition to be cash equivalent. For these short-term instruments, their carrying amount is a reasonable estimate of fair value.

         INVESTMENT SECURITIES. Effective January 1, 1994, the Company adopted Statement of Financial Accounting Standards No. 115 (SFAS No. 115) "Accounting for Certain Investments in Debt and Equity Securities" which requires the classification of securities as trading, available for sale or held to maturity. Management determines the classifications of its securities when they are purchased based on the anticipated needs of the Company.

         Securities for which management has the intent and ability to hold until maturity are classified as held to maturity. These securities are stated at cost, adjusted for amortization of premiums and accretion of discounts using either the interest method or the straight-line method, which produces approximately the same result.

         Securities which may be sold in response to changes in interest rates, liquidity needs or asset/liability management strategies are classified as available for sale. These securities are reflected at market value, and net unrealized gains or losses are shown as a separate component of stockholders' equity, net of the tax effect if such losses were actually realized. Realized gains or losses, using the specific identification method, are recognized at the time of sale or call of a security and are shown as a separate component of other income in the consolidated statements of income.

         LOANS. Loans are stated at the amount of the loan disbursed to the borrower which is net of unearned income. The fair value of loans as disclosed in Note M is estimated by discounting the future cash flows using a discount rate that reflects the effects of interest rate changes and changes in credit risk since the time the loans were originated.

         Interest on loans is taken into income as earned and is based on the principal amount outstanding, except for the interest on discounted consumer loans which is based upon the sum-of-the-months' digits method, which approximated the interest method. When interest payments on a loan are doubtful, it is the Bank's policy to cease the accrual of interest and to recognize income on the cash basis when payment of principal is not doubtful.

         DEPOSITS. The deposit liabilities of the bank reflect the principal balance held by the Company on behalf of its customers. The fair value of demand deposits, savings and interest-bearing demand deposits is the amount reported in the financial statements. The fair value of fixed-maturity time deposits is estimated using estimated settlement rates at December 31, 1994. A more detailed presentation of the estimated fair value of deposits is presented in Note M.

         ALLOWANCE FOR LOAN LOSSES. The Bank utilizes the "reserve method" of accounting for loan losses. All loan losses are charged against the allowance for loan losses, recoveries are added to it, and the loan loss provision is added to the allowance with a corresponding charge to earnings. The provision is determined by management in light of past loan loss experience and evaluation of potential loss in the current loan portfolio and current economic trends. The allowance for loan losses is based on estimates, and ultimate losses may vary from current estimates. These estimates are reviewed quarterly and, as adjustments become necessary, are reported in earnings in the periods in which they become known. An analysis of this account is provided in Note D.

         BANK PREMISES AND EQUIPMENT. Bank premises and equipment are stated at cost less accumulated depreciation. Depreciation is computed and charged to Occupancy Expense and Equipment Expense using both straight-line and declining balance methods. The cost and related accumulated depreciation of any asset is removed from the accounts upon retirement, and any resulting gain or loss is reflected in current operating income. Expenditures for maintenance and repair are charged against earnings as incurred; cost of major additions and improvements are capitalized.

         OTHER REAL ESTATE. Real estate and other assets acquired through foreclosure are stated at the lower of the loan balance or fair value of the asset less estimated disposal cost. Upon foreclosure, any excess of the loan balance over the fair value is charged to the Allowance for Loan Losses. Subsequent impairments of value are charged to earnings when they become known.

         INCOME TAXES. For financial reporting purposes, the income tax effects of transactions are recognized in the same fiscal periods as the related items of income and expense, regardless of when they are recognized for income tax reporting purposes.

         PRIOR YEAR RECLASSIFICATIONS. Certain prior period figures have been reclassified to conform with current year presentation.

         STOCK DIVIDEND. The 10% stock dividend declared November 18, 1993 was recorded at the estimated fair market value of the shares issued.

B.       INVESTMENT SECURITIES

         The carrying value and estimated market value of investment securities are as follows:

                                                    December 31,
- -------------------------------------------------------------------------------------------------------------
                                                1994                                    1993
- -------------------------------------------------------------------------------------------------------------
                                          Unre-                                   Unrea-
                               Book       alized             Market     Book      lized              Market
                               Value      Gains    Losses    Value      Value     Gains     Losses   Value
- -------------------------------------------------------------------------------------------------------------
        Held To Maturity
 U.S. Treasury Obligations       $6,114        $0     $302     $5,812   $32,873      $902      $15    $33,760
 U.S. Agency Obligations         32,218        42    1,445     30,815    41,863     1,440       48     43,255
 Obligations of State and
   Political Subdivisions        15,702        32      489     15,245    13,947       847      ---     14,794
 Other Debt Securities                0       ---      ---          0     1,185        45      ---      1,230
- -------------------------------------------------------------------------------------------------------------
   TOTAL HELD TO
    MATURITY                    $54,034       $74   $2,236    $51,872   $89,868    $3,234      $63    $93,039
=============================================================================================================
   Available for Sale
 U.S. Treasury Obligations      $31,518        $3     $708    $30,813        $0       ---      ---         $0
 Other Debt Securities              600         2        1        601         0       ---      ---          0
- -------------------------------------------------------------------------------------------------------------
    TOTAL AVAILABLE
    FOR SALE                    $32,118        $5     $709    $31,414        $0        $0       $0         $0
- -------------------------------------------------------------------------------------------------------------


 During 1994, the Bank realized gross gains of $7 on sale of available for sale securities. There were no sales of investment securities during 1993. During 1992, the Bank realized gains of $108.

 The carrying value and estimated market value of securities at December 31, 1994, by contractual maturity, are shown below. Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties. Mortgage-backed securities are classified based upon their scheduled maturity
 date.   The Bank's mortgage-backed securities have contractual maturities ranging from 3 to 4 years; based on current prepayment assumptions, the estimated average remaining life of the mortgage-backed securities was approximately 3.6 years at December 31, 1994.



- -------------------------------------------------------------------------------------------------------------
                                                                                    December 31, 1994
- -------------------------------------------------------------------------------------------------------------
                                                                                        Book
                                                                                        Value    Market Value
- -------------------------------------------------------------------------------------------------------------
 Held to Maturity:
    Due in one year or less                                                            $1,528          $1,517
    Due after one year through five years                                              36,951          35,507
    Due after five years through ten years                                             15,555          14,848




    Due after ten years                                                                     0               0
- -------------------------------------------------------------------------------------------------------------
       Total Held to Maturity                                                         $54,034         $51,872
=============================================================================================================
 Available for Sale:
    Due in one year or less                                                           $14,453         $14,402
    Due after one year through five years                                              17,491          16,838
    Due after five years through ten years                                                174             174
    Due after ten years                                                                     0               0
- -------------------------------------------------------------------------------------------------------------
       Total Available for Sale                                                       $32,118         $31,414
=============================================================================================================

         The book value of securities pledged to secure public deposits and for other purposes required by law amounted to $20,095 at December 31, 1994, and $17,004 at December 31, 1993.

C.       LOANS & OTHER REAL ESTATE

         Loans consist of the following categories:

                                                                                        December 31,
- -------------------------------------------------------------------------------------------------------------
                                                                                         1994            1993
- -------------------------------------------------------------------------------------------------------------
 Commercial and Industrial                                                             $6,316          $6,063

 Real Estate - Commercial                                                              34,567          32,933
 Real Estate - Residential                                                             28,510          28,172
 Consumer - Loans                                                                      14,683          12,467
 Other Loans                                                                              766             525
       Less: Unearned Income                                                             (64)            (76)
- -------------------------------------------------------------------------------------------------------------
 TOTAL                                                                                $84,778         $80,084
=============================================================================================================


         Other Real Estate consists of the following categories:


                                                                          December 31,
- -------------------------------------------------------------------------------------------------------------
                                                       1994           1993            1994           1993
- -------------------------------------------------------------------------------------------------------------
                                                                                       SOLD AND FINANCED
                                                        OWNED BY THE BANK                 BY THE BANK
- -------------------------------------------------------------------------------------------------------------
 Commercial                                                $419           $833            $141           $127
 Residential                                                110            114              27             10
- -------------------------------------------------------------------------------------------------------------
 TOTAL                                                     $529           $947            $168           $137
=============================================================================================================

         Non-performing assets consist of the following:

                                                                                        December 31,
- ----------------------------------------------------------------------------------------------------------
                                                                                      1994            1993
- ----------------------------------------------------------------------------------------------------------
 Nonaccrual Loans                                                                     $808          $1,403
 Other Real Estate Owned                                                               697           1,084
- ----------------------------------------------------------------------------------------------------------
 TOTAL                                                                              $1,505          $2,487
==========================================================================================================
 Loans past due 90 days or more and not on a nonaccrual basis                            1               0
==========================================================================================================
 Non-performing assets as a percent of Loans, net of unearned income,                 1.78%           3.11%
 and Other Real Estate

- ----------------------------------------------------------------------------------------------------------



         The reduction in earnings associated with loans on a nonaccrual basis was $77, $116, and $227 for the years ended December 31, 1994, 1993, and 1992, respectively. No income was recognized on nonaccrual loans in 1994, 1993 or 1992.

         Most of the Company's business activity is with customers located within Tangipahoa Parish and the immediate surrounding area. As of December 31, 1994, there were no significant loans issued to borrowers located or conducting business activities outside of this geographic region.

         As of December 31, 1994, the Bank had 14 customers to whom loans exceeded $500. At December 31, 1994, these loans totaled $10,343.

         The Financial Accounting Standards Board issued Statement of Financial Accounting Standard No. 114, "Accounting by Creditors for Impairment of a Loan," which is effective January 1, 1995. This statement establishes standards, including the use of discounted cash flow techniques, for measuring the impairment of a loan when it is probable that the contractual terms will not be met. As of December 31, 1994, the Company had loans totalling approximately $808, which met the definition of an impaired loan under this new standard. The Company believes the effect of adopting this new standard will not have a material impact on the Company's financial position or results of operation.

D.       ALLOWANCE FOR LOAN LOSSES

         The following is an analysis of the Company's allowance for loan losses:

- ----------------------------------------------------------------------------------------------------------
                                                                                 December 31,
- ----------------------------------------------------------------------------------------------------------
                                                                      1994            1993            1992
- ----------------------------------------------------------------------------------------------------------
 Balance, Beginning of Period                                       $1,712          $1,764          $1,852
 Provision Charged Against Current Earnings                              0               0               0
 Recoveries on Previously Charged-Off Loans                             58             128             213
- ----------------------------------------------------------------------------------------------------------
 Balance Available for Charge-Offs                                   1,770           1,892           2,065
 Loans Charged Off                                                    (157)           (180)           (301)
- ----------------------------------------------------------------------------------------------------------
 Balance, End of Period                                             $1,613          $1,712          $1,764
==========================================================================================================


E.       BANK PREMISES AND EQUIPMENT

         Bank premises and equipment are shown net of accumulated depreciation and consist of the following:

- --------------------------------------------------------------------------------------------------
                                                   Estimated                   December 31,
- --------------------------------------------------------------------------------------------------
                                                 Useful Lives               1994            1993
- --------------------------------------------------------------------------------------------------
 Land                                                             --        $604            $600
 Buildings                                        25-40 years              4,211           4,037
 Leasehold Improvements                           10-20 years                146             205
 Furniture and Fixtures                           8-10 years               1,203           1,027
 Equipment                                        5-10 years               2,084           1,969
 Vaults and Safes                                 10-20 years                344             344
 Automobiles                                        3 years                   50              50
- --------------------------------------------------------------------------------------------------
    Total                                                                  8,642           8,232
 Less: Accumulated Depreciation                                           (5,119)         (4,786)
- --------------------------------------------------------------------------------------------------
 Net Book Value                                                           $3,523          $3,446
==================================================================================================


         Provision for depreciation included in operating expenses were $400 for 1994, $398 for 1993, and $360 for 1992.

F.       BALANCES WITH THE FEDERAL RESERVE BANK

         The Bank is required to keep balances with the Federal Reserve Bank. These balances are non-interest bearing and represent reserves on deposit accounts. The average balance for the Bank for 1994 was $501.

G.       EMPLOYEE BENEFITS

         The Company currently maintains a qualified and a non-qualified stock option plan. Under the Company's qualified stock option plan, authorized shares of Common Stock have been reserved for granting options to the Company's officers. Under the non-qualified plan, certain executive officers have been granted stock options. Should the number of options under the non-qualified plan exceed the number of shares available under the qualified plan, these executive officers have the right to exercise their options from Treasury Stock.

         The option price is established at the estimated fair market value of the shares at the date the options are granted. Subsequent adjustments are made when stock dividends are declared. Options become exercisable 25% annually beginning one year after the date of grant.

         During the last three years, activity under the option plans was as follows:

- ----------------------------------------------------------------------------------------------------------
                                                                              Option Price
- ----------------------------------------------------------------------------------------------------------
                                                              Shares            Per Share            Total
- ----------------------------------------------------------------------------------------------------------
 Options Outstanding December 31, 1991                           19,690          $42.73 - 45.45       $875
    Terminated or Expired During 1992                           (1,540)                   45.45        (70)
    Granted During 1992                                           3,450                   40.91        141




    Exercised During 1992                                       (1,337)                   45.45        (61)
    Adjustment for 10% Stock Dividend                             2,019           38.84 - 41.32         14
- ------------------------------------------------------------------------------------------------------------
 Options Outstanding December 31, 1992                           22,282           38.84 - 41.32        899
    Exercised During 1993                                       (6,799)           38.84 - 41.32       (277)
    Forfeited/Expired During 1993                                 (469)           35.31 - 40.91        (19)
    Adjustment for 10% Stock Dividend                             1,496           35.31 - 37.56          0
- ------------------------------------------------------------------------------------------------------------
 Options Outstanding December 31, 1993                           16,510           35.31 - 37.56        603
    Exercised During 1994                                      (12,758)           35.31 - 37.56       (464)
- ------------------------------------------------------------------------------------------------------------
 Options Outstanding December 31, 1994                            3,752                  $37.19       $139
============================================================================================================


         During 1994, 960 shares became exercisable at the option price of $37.19 per share. As of December 31, 1994, 27,661 options had been exercised and options for 226 shares of common stock are unissued and available for grant.

         The Company has a contributory 401K plan covering all eligible officers and employees who elect to participate. Company matching contributions to the plan charged against earnings were $71 in 1994, $68 in 1993, and $67 in 1992.

         The Company also has an Employee Stock Ownership Plan (ESOP) which covers all eligible employees. The provision charged against earnings, which is determined annually by the Board of Directors, was $95 in 1994, $95 in 1993, and $90 in 1992. At December 31, 1994, 3,978 shares of authorized Common Stock were reserved for the purpose of this plan.

         In December 1990, the Financial Accounting Standards Board issued SFAS No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions." The Statement, which is effective for fiscal years beginning after December 15, 1994 for the Company, requires the accrual of the expected costs of postretirement benefits during the years that an eligible employee renders service to the employer. The Company had not adopted the new standard as of December 31, 1994. However, as of December 31, 1994, the Company had no postretirement benefit obligation.

         In November 1992, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 112, "Employers' Accounting for Postemployment Benefits." The Statement, which was effective January 1, 1994, requires that employers accrue a liability for employees' compensation which is attributable to employees' services already rendered, if payment of compensation is probable, benefits have vested to the employee and the amount can be reasonably estimated. During 1994, the Board of Directors of CNB approved the Merger Agreement with Deposit Guaranty. See Note N. In anticipation of the Merger, the Board of Directors also approved a severance plan for certain employees which may be affected due to the Merger. Additionally, in order to ensure the efficient and profitable operation of the Bank until the Merger date, a "stay-put" bonus plan was approved by the Board of Directors. This plan calls for the payment of various amounts to certain employees who maintain their employment with the Company until the effective date of the Merger or termination date, whichever comes first. The estimated amount that will be paid under the plans will aproximate $420 if the plan of Merger is consummated before April 30, 1995. The Company accrued, as of December 31, 1994, the amount of benefits payable for service rendered through December 31, 1994. Four of the Company's executive officers each have an employment agreement which provides for a payment of three years' salary plus other defined benefits if the officer is terminated following a change of control of the Company. The Merger with Deposit Guaranty will constitute a change in control for purposes of these agreements. No amounts have been accrued under the terms of these agreements as of December 31, 1994.

H.       LEASE OF BANK PREMISES

         The Bank leases the land and buildings in which it transacts banking operations at two branch locations and an operations center. These leases are noncancelable and have primary terms which expire at various times from 1993 to 2003, with renewal options for additional periods of up to 19 years. Lease payments on these obligations of $91 for 1994, $107 for 1993, and $111 for 1992 are included in Occupancy Expense. The Bank also leases equipment. These rentals have been charged to equipment expense in the accompanying financial statements.

         Terms of these leases call for minimum annual rental payments as follows:


                 1995 ........................................$56   1997 ................................. $56
                 1996 ........................................ 56   1998 - thereafter .................... 497

         The rentals under some of these leases are subject to adjustment due to changes in the Consumer Price Index.

I.       FEDERAL INCOME TAXES

         The Provision for Federal Income Taxes in the Consolidated Statement of Income is composed of the following.

=============================================================================================================
                                                                         1994            1993            1992
- -------------------------------------------------------------------------------------------------------------
 Current Provision                                                       $564          $1,053          $1,163
 Deferred Provision (Benefit)                                             244             241            (44)
 Tax Benefit of Stock Options                                             111              21             ---
- -------------------------------------------------------------------------------------------------------------
    TOTAL INCOME TAX PROVISION                                           $919          $1,315          $1,119
=============================================================================================================


         The Company's ratio of the provision for income taxes to income before income taxes was different from the federal statutory tax rate for the following reasons:

================================================================================================================
                                                 1994                    1993                     1992
- ----------------------------------------------------------------------------------------------------------------
                                           Amount      Rate       Amount       Rate       Amount        Rate
- ----------------------------------------------------------------------------------------------------------------
 Amount of Tax Expense at Statutory
 Rate                                       $1,125       34.0%      $1,502      34.0%      $1,303         34.0%
 Reductions in taxes resulting from:
    Tax-Exempt Income                        (287)      (8.4%)       (215)     (4.7%)       (115)        (3.0%)
    Other, Net                                  81        2.4%          28       0.6%        (68)        (1.8%)
- ----------------------------------------------------------------------------------------------------------------
    TOTAL                                     $919       26.9%      $1,315      28.9%      $1,120         29.2%
================================================================================================================


         Deferred income taxes receivable of $36 and $67 at December 31, 1994 and 1993 are included in Other Assets in 1994 and 1993, in the Consolidated Statement of Financial Position and represent the cumulative effects of temporary differences. These differences include discount accretion and differences between financial and tax depreciation, loan loss provision, and, other items as outlined in the table below.

                                                                           TAX EFFECT OF
                                                                       TEMPORARY DIFFERENCES
                                                                      ------------------------
                                                                      1994                1993
                                                                      ------------------------
 Deferred tax assets:
    Allowance For Loan Losses                                         $365                $394
    Unrealized Loss on Investment Securities                           213
    Unrealized Loss on Other Real Estate                                18                 112
    Nonaccrual Loans                                                     7                  31
                                                                      ------------------------
       Total deferred tax assets                                       603                 537
 Deferred tax liabilities:
    Discount accretion                                                 156                  51
    Property, plant and equipment                                      411                 419
                                                                      ------------------------
       Total deferred tax liabilities                                  567                 470
                                                                      ------------------------
       Net deferred tax asset                                          $36                 $67
                                                                      ========================

         The Company accounts for income taxes in accordance with Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes". The net effect of adopting this new accounting pronouncement was to increase income by $172 in 1993. This item is separately disclosed in the Consolidated Statement of Income as a cumulative effect of change in accounting principle.

J.       EARNINGS PER SHARE

         Earnings per share is computed based on the weighted average number of shares of common stock and common stock equivalents outstanding during the year. Common stock equivalents represent dilutive stock options assumed to be exercised. The effect of the 10% stock dividend declared on November 18, 1993 has been included in this computation.

K.       RELATED PARTY TRANSACTIONS

         Directors and executive officers of the Bank, members of their immediate families, and entities in which they or members of their immediate families have principal ownership interests were customers of, and had other transactions with the Bank in the ordinary course of business during 1994 and 1993. All loans and commitments included in such transactions were made on substantially the same terms, including interest rates and collateral, as those prevailing at the time from comparable transactions with other persons. The following table is an analysis of the activity of loans made to such borrowers during 1994 and 1993:

                                                                               1994                   1993
                                                                             -----------------------------
 Balance, January 1,                                                         $1,818                 $1,958
 Loan Reductions                                                             (1,725)                (1,777)
 New Loans                                                                      961                  1,637
                                                                             -----------------------------
 Balance, December 31,                                                       $1,054                 $1,818
                                                                             =============================


L.       COMMITMENTS AND CONTINGENCIES

         In the normal course of business, Citizens National Bank is a party to letters of credit which are not recorded in the consolidated financial statements.

         Letters of credit obligate the Bank to pay third parties if the Bank's customers fail to perform under the agreement with those third parties.
Letters of credit are subject to credit review, collateral requirements and debt covenants similar to those in loan agreements. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loans to customers. Letters of credit issued and not drawn against totaled $432 and $764 at December 31, 1994 and 1993, respectively.

         Additionally, in the normal course of business, there were various other commitments and contingent liabilities which are not reflected in the financial statements. Loan commitments are single-purpose commitments to lend which will be funded and reduced according to specified repayment schedules. Most of these commitments have maturities of less than one year. Loan commitments outstanding were approximately $9,164 at December 31, 1994. Lines of credit are commitments to lend up to a specified amount for a period not to exceed one year. Amounts outstanding under lines of credit fluctuate because they are generally used to finance short-term, seasonal working capital needs of the borrower. Total unfunded lines of credit outstanding as of December 31, 1994 were approximately $2,652. The Bank uses the same credit policies in making commitments and issuing standby letters of credit as it does for on-balance-sheet instruments. The Company evaluates each customer's credit worthiness on a case-by-case basis. The amount of collateral obtained if deemed necessary by the Bank upon extension of credit is based on management's credit evaluation of the counterpart. Collateral held varies but may include certificates of deposit, accounts receivable, inventory, property, plant and equipment, and income-producing properties. There are no commitments which present an unusual risk to the Bank, and no material losses are anticipated as a result of these transactions.

M.       FAIR VALUES OF FINANCIAL INSTRUMENTS

         SFAS No. 107, "Disclosures About Fair Value of Financial Instruments," requires that the Company disclose estimated fair values for its financial instruments. Because no market exists for a significant portion of the financial instruments, fair value estimates are based on judgment regarding future expected loss experience, current economic conditions, and other factors. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and therefore cannot be determined with precision. Changes in assumptions significantly affect the estimates and as such, the derived fair value may not be indicative of the value negotiated in an actual sale and may not be comparable for the Company versus other financial institutions.

         Fair value estimates, methods, and assumptions are set forth below:

         CASH AND SHORT-TERM INVESTMENTS. The carrying amount is a reasonable estimate of fair value for cash, interest-bearing bank balances, federal funds sold and time deposits at other banks.

         SECURITIES AVAILABLE FOR SALE AND INVESTMENT SECURITIES. Fair values for securities available for sale and investment securities are based on quoted market prices, where available. If quoted market prices are not available, fair values are based on quoted market prices of comparable instruments.

         LOANS. The fair values of loans were calculated by discounting the scheduled principal and interest payments to maturity using estimates as of December 31, 1994 and 1993 rates.

         DEPOSITS. The fair value of deposits with no stated maturity, such as noninterest-bearing demand deposits and savings accounts, is equal to the amount payable on demand at December 31, 1993 which is also their carrying amount. The fair value of certificates of deposit is based on the discounted value of contractual cash flows. The discount rate is estimated using the rates currently offered for deposits of similar maturities.

         OFF-BALANCE SHEET ACTIVITIES. The fair value of commitments to extend credit and all types of letters of credit were established using the fees currently charged to enter into similar agreements.

         The estimated fair values of the Company's financial instruments are as follows (in thousands):


                                                     December 31, 1994         December 31, 1993
                                                    ------------------------------------------------
                                                    Carrying       Fair      Carrying        Fair
                                                     Amount       Value       Amount        Value
                                                    ------------------------------------------------
 FINANCIAL ASSETS:
   Cash and short-term investments                    $14,037     $14,037       $17,244      $17,244
   Securities available for sale                       31,414      31,414             0            0
   Securities held to maturity                         54,034      51,872        89,868       93,039
   Loans, net of unearned income and the               83,165      80,043        78,372       81,018
   allowance for loan losses

 FINANCIAL LIABILITIES:
   Deposits                                           167,254     165,797       172,337      172,922



 OTHER FINANCIAL INSTRUMENTS:
   Letters of Credit                                        0           4             0            8
   Commitments to extend credit                             0         117             0           27

N.       MERGER PLAN

         On December 2, 1994, the Company and Deposit Guaranty entered into an Agreement and Plan of Merger (the "Merger Agreement") pursuant to which the Company would merge with and into a subsidiary of Deposit Guaranty and each outstanding share of Company common stock would be converted into the number of shares of Deposit Guaranty common stock that equals the average exchange rate as determined on the closing date. The exchange rate is based on the average market price of Deposit Guaranty common stock twenty days prior to the closing date with the number of shares of Deposit Guaranty common stock of 1,393,442 to 1,491,228 divided by the total number of Company common shares outstanding on closing date. The Merger is subject, among other things, to shareholder approval and is expected to be completed in the second quarter of 1995.

O.       PARENT COMPANY ONLY FINANCIAL STATEMENTS

         The following financial statements are for Citizens National Bancshares, Inc. only:

 UNCONSOLIDATED STATEMENT OF FINANCIAL POSITION
 CITIZENS NATIONAL BANCSHARES, INC.
 (Dollars in Thousands)


                                                                                       As of December 31,
                                                                                    ----------------------
                                                                                       1994           1993
                                                                                    ----------------------
 RESOURCES:
   Cash                                                                              $1,329           $602
   Investment Securities:
      Held to Maturity                                                                    0          1,503
      Available for Sale                                                              1,911              0
                                                                                    ----------------------
   Total Investments                                                                  1,911          1,503
                                                                                    ----------------------
   Investment in Subsidiary Bank, at Equity                                          18,163         17,054
   Other Assets                                                                          55              0
                                                                                    ----------------------
       TOTAL RESOURCES                                                              $21,458        $19,159
                                                                                    ======================
 LIABILITIES:
       TOTAL LIABILITIES                                                                 $0             $0
                                                                                    ----------------------
 SHAREHOLDERS' EQUITY:
   Common Stock, $10 par value, 1,000,000 shares authorized, 398,773 shares           3,987          3,987
   and 398,652 shares issued at December 31, 1994 and 1993, respectively
   Capital Surplus                                                                   10,494         10,422
   Undivided Profits                                                                  8,505          6,705
   Unrealized Loss on Available for Sale Securities                                     (49)             0
                                                                                    ----------------------



   Total                                                                             22,937         21,114
                                                                                    -----------------------
     LESS:  Common Stock in Treasury, 37,089 shares and 49,379 shares at             (1,479)        (1,955)
     December 31, 1994 and 1993, respectively, at cost
       TOTAL SHAREHOLDERS' EQUITY                                                    21,458         19,159
                                                                                    -----------------------
       TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY                                   $21,458        $19,159
                                                                                    =======================


 UNCONSOLIDATED STATEMENT OF INCOME
 CITIZENS NATIONAL BANCSHARES, INC.
 (Dollars in Thousands Except Per Share Information)

                                                                       For the Years Ended December 31,
                                                                    --------------------------------------
                                                                      1994            1993            1992
                                                                    --------------------------------------
 Dividends From Subsidiary                                          $1,500          $2,277            $668
 Interest on Savings Deposits                                           15               8               0
 Interest and Dividends on Securities:
   U.S. Treasury and Agency Obligations                                121               3               0
   Obligations of States and Political Subdivisions                      0               0               0
   Corporate Securities                                                  0               0               0
 Other Income                                                            0               0               0

 Interest Expense                                                        0               0              (5)
 Employee Stock Ownership Plan Contribution                              0             (95)            (90)
 Other Operating Expenses                                              (39)            (16)             (1)
                                                                    ---------------------------------------
 Income Before Equity in Undistributed Earnings of                   1,597           2,177             572
 Subsidiary
 Undistributed Earnings (Loss) of Subsidiary                           999           1,125           2,139
                                                                    ---------------------------------------
   NET INCOME                                                       $2,596          $3,302          $2,711
                                                                    =======================================
   NET INCOME PER SHARE                                              $7.14           $9.42           $8.05
                                                                    =======================================

 UNCONSOLIDATED STATEMENT OF CASH FLOWS
 CITIZENS NATIONAL BANCSHARES, INC.
 (Dollars in Thousands)

                                                                       For the Years Ended December 31,
                                                                     ---------------------------------------
                                                                       1994           1993            1992
                                                                     ---------------------------------------
 Cash Flows From Operating Activities:
   Dividends From Subsidiary                                         $1,500         $2,277            $668
   Interest Income                                                       15              8
   Income From Investment Securities                                     95              3               0
   Interest Paid                                                                                        (5)
   Fees Paid                                                            (39)           (16)             (1)
                                                                     ---------------------------------------
      NET CASH PROVIDED BY OPERATING ACTIVITIES                       1,571          2,272             662
                                                                     ---------------------------------------
 Cash Flows From Investing Activities:
   Proceeds From Maturities of Investment Securities                  1,500              0               0
   Principal Payments on Notes Payable                                                                (200)
   Purchase of Investment Securities                                 (1,986)        (1,503)              0
                                                                     ---------------------------------------
      NET CASH USED IN INVESTING ACTIVITIES                            (486)        (1,503)           (200)
                                                                     ---------------------------------------
 Cash Flows From Financing Activities:
   Proceeds From the Issuance of Common Stock                             4            161              60
   Proceeds From Recovery of Unclaimed Dividends                          0             (1)              0
   (Purchase) Sale of Treasury Stock                                    434            116               0
   Dividends Paid                                                      (796)          (532)           (467)
                                                                     ---------------------------------------
 NET CASH USED IN FINANCING ACTIVITIES                                 (358)          (256)           (407)
                                                                     ---------------------------------------

 NET INCREASE (DECREASE) IN CASH AND CASH                               727            513              55
 EQUIVALENTS
 CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD                         602             89              34
                                                                     ---------------------------------------
 CASH AND CASH EQUIVALENTS, END OF PERIOD                            $1,329           $602             $89
                                                                     =======================================
 Reconciliation of Net Income to Net Cash Provided by
 Operations:
 Net Income                                                          $2,596         $3,302          $2,711
 Employee Stock Ownership Contribution from Treasury                      0             95              90
 Stock
   (Increase) In Interest Receivable                                    (29)

   Discount Accretion and Premium Amortization                            3              0               0
   Undistributed (Earnings) of Subsidiary                              (999)        (1,125)         (2,139)
                                                                     ---------------------------------------
 Net Cash Provided by Operating Activities                           $1,571         $2,272            $662
                                                                     =======================================

P.       SUBSIDIARY UNDIVIDED PROFITS AND DIVIDENDS

         The payment of dividends by a national bank is regulated by the Comptroller of the Currency. At December 31, 1994, the amount of undivided profits of the Bank which could be paid to Citizens National Bancshares, Inc. without prior approval is approximately $4,418 plus an amount equal to the 1995 earnings of the Bank.

REPORT OF ARTHUR ANDERSEN LLP
INDEPENDENT PUBLIC ACCOUNTANTS

To the Shareholders of Citizens National Bancshares, Inc.:

We have audited the accompanying consolidated statements of financial position of Citizens National Bancshares, Inc. (a Louisiana corporation) and subsidiary as of December 31, 1994 and 1993, and the related consolidated statements of income, changes in shareholders' equity and cash flows for each of the three years in the period ended December 31, 1994. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.
An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Citizens National Bancshares, Inc. and subsidiary as of December 31, 1994 and 1993, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 1994, in conformity with generally accepted accounting principles.

As discussed in Note A, effective January 1, 1994, the Company changed its method of accounting for investment securities and as discussed in Note I, effective January 1, 1993, the Company changed its method of accounting for income taxes.




                                               Arthur Andersen LLP




New Orleans, Louisiana
January 20, 1995

                                   EXHIBIT A


                          AGREEMENT AND PLAN OF MERGER

                                    BETWEEN

                            DEPOSIT GUARANTY CORP.,

                        COMMERCIAL NATIONAL CORPORATION

                                      AND

                       CITIZENS NATIONAL BANCSHARES, INC.

                               TABLE OF CONTENTS

                                                                                                       Page
ARTICLE 1
THE MERGER  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  1

         1.1         Merger   . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  1
         1.2         Effective Time   . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  1
         1.3         Surviving Corporation  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  2

ARTICLE 2
CONVERSION OF CNB SHARES  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  2

         2.1         Conversion   . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  2
         2.1.1       Exchange Ratio   . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  2
         2.1.2       Average Market Price   . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  2
         2.2         Fractional Shares  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  2
         2.3         Anti-Dilution  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  3
         2.4         Exchange of Certificates   . . . . . . . . . . . . . . . . . . . . . . . . . . . .  3
         2.5         Transmittal Materials  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  3

ARTICLE 3
CLOSING AND EFFECTIVE TIME  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  3

         3.1         Closing  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  3

ARTICLE 4
REPRESENTATIONS AND WARRANTIES  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  4

         4.1         Representations and Warranties of Constituent Corporations   . . . . . . . . . . .  4
         4.1.1       Recitals   . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  4
         4.1.2       Organization and Qualification   . . . . . . . . . . . . . . . . . . . . . . . . .  4
         4.1.3       Financial Statements and Reports   . . . . . . . . . . . . . . . . . . . . . . . .  4
         4.1.4       No Violation   . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  5
         4.1.5       Adequacy of Portfolio    . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  5
         4.1.6       Adequacy of Loan Loss Reserves   . . . . . . . . . . . . . . . . . . . . . . . . .  5
         4.1.7       Examination Reports    . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  5
         4.1.8       Absence of Certain Changes or Events   . . . . . . . . . . . . . . . . . . . . . .  5
         4.1.9       Taxes  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  6
         4.1.10      Title to Assets    . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  6
         4.1.11      Litigation and Compliance with Laws    . . . . . . . . . . . . . . . . . . . . . .  7
         4.1.12      Employee Benefit Plans   . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  7
         4.1.13      Insurance Policies   . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  8
         4.1.14      Finders' Fee   . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  8
         4.1.15      Governmental Authorizations    . . . . . . . . . . . . . . . . . . . . . . . . . .  8
         4.1.16      Environmental Matters    . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  9
         4.1.17      Statements True and Correct    . . . . . . . . . . . . . . . . . . . . . . . . . .  9
         4.1.18      Regulatory Matters   . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 10
         4.2         Additional Representations and Warranties of CNB   . . . . . . . . . . . . . . . . 10
         4.2.1       CNB Capital Stock    . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 10
         4.2.2       CNB Authorization    . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 10
         4.2.3       CNB Federal Tax Returns    . . . . . . . . . . . . . . . . . . . . . . . . . . . . 11
         4.2.4       CNB Corporate Documents    . . . . . . . . . . . . . . . . . . . . . . . . . . . . 11


         4.2.5       CNB Agreements   . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 11
         4.3         Additional Representations and Warranties of CNC and the Company   . . . . . . . . 11
         4.3.1       Company Capital Stock    . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 11
         4.3.2       CNC Authorization  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 12
         4.3.3       The Company SEC Documents  . . . . . . . . . . . . . . . . . . . . . . . . . . . . 12
         4.3.4       Company Federal Tax Returns  . . . . . . . . . . . . . . . . . . . . . . . . . . . 12
         4.3.5       Legality of Company Common Stock   . . . . . . . . . . . . . . . . . . . . . . . . 12
         4.3.6       CNC and Company Corporate Documents  . . . . . . . . . . . . . . . . . . . . . . . 13

ARTICLE 5
COVENANTS AND CONDUCT OF THE COMPANY, CNC AND CNB   . . . . . . . . . . . . . . . . . . . . . . . . . . 13

         5.1         Covenants of Both Constituent Corporations   . . . . . . . . . . . . . . . . . . . 13
         5.1.1       Investigations; Planning   . . . . . . . . . . . . . . . . . . . . . . . . . . . . 13
         5.1.2       Cooperation and Best Efforts   . . . . . . . . . . . . . . . . . . . . . . . . . . 13
         5.1.3       Preservation of Business   . . . . . . . . . . . . . . . . . . . . . . . . . . . . 13
         5.1.4       Notification of Material Changes   . . . . . . . . . . . . . . . . . . . . . . . . 13
         5.1.5       Press Releases   . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 13
         5.1.6       Conduct of Business    . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 13
         5.1.7       Loan Policy    . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 14
         5.2         Additional Negative Covenants of CNB   . . . . . . . . . . . . . . . . . . . . . . 14
         5.3         CNB Shareholder Approval   . . . . . . . . . . . . . . . . . . . . . . . . . . . . 15
         5.4         CNC Shareholder Approval   . . . . . . . . . . . . . . . . . . . . . . . . . . . . 15
         5.5         Prohibited Negotiations    . . . . . . . . . . . . . . . . . . . . . . . . . . . . 15
         5.6         Restriction on Acquisition   . . . . . . . . . . . . . . . . . . . . . . . . . . . 15
         5.7         Employee Benefits and Contracts    . . . . . . . . . . . . . . . . . . . . . . . . 15
         5.8         Issuance of Company Common Stock   . . . . . . . . . . . . . . . . . . . . . . . . 15
         5.9         Regulatory Approvals   . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 15
         5.10        Registration Statement and Proxy Statement   . . . . . . . . . . . . . . . . . . . 16
         5.11        Indemnification and Liability Insurance    . . . . . . . . . . . . . . . . . . . . 17
         5.12        CNB Affiliates   . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 17
         5.13        Undertaking to File Reports and Cooperate in Rule 144 Transactions   . . . . . . . 17
         5.14        Registration Rights  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 18

ARTICLE 6
CONDITIONS TO CLOSING AND TERMINATION   . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 18

         6.1         Conditions to Obligations of Each Constituent Corporation    . . . . . . . . . . . 18
         6.1.1       Shareholder Approval   . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 18
         6.1.2       Registration Statement   . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 18
         6.1.3       Exchange Listing   . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 18
         6.1.4       Statutory Requirements and Regulatory Approval   . . . . . . . . . . . . . . . . . 18
         6.1.5       No Restraining Action    . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 18
         6.1.6       Tax Matters    . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 19
         6.2         Conditions to Obligations of CNB   . . . . . . . . . . . . . . . . . . . . . . . . 19
         6.2.1       Representations and Warranties   . . . . . . . . . . . . . . . . . . . . . . . . . 19
         6.2.2       Performance of Covenants   . . . . . . . . . . . . . . . . . . . . . . . . . . . . 19
         6.2.3       No Material Adverse Change   . . . . . . . . . . . . . . . . . . . . . . . . . . . 19
         6.2.4       Certificates   . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 19
         6.2.5       Fairness Opinions    . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 19
         6.2.6       Opinion of Counsel   . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 19
         6.2.7       Registration Rights Agreement  . . . . . . . . . . . . . . . . . . . . . . . . . . 19
         6.3         Conditions to Obligations of CNC and the Company   . . . . . . . . . . . . . . . . 19
         6.3.1       Representations and Warranties   . . . . . . . . . . . . . . . . . . . . . . . . . 20
         6.3.2       Performance of Covenants   . . . . . . . . . . . . . . . . . . . . . . . . . . . . 20

         6.3.3       No Material Adverse Change   . . . . . . . . . . . . . . . . . . . . . . . . . . . 20
         6.3.4       Certificates   . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 20
         6.3.5       Opinion of Counsel   . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 20
         6.3.6       Dissenters' Shares   . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 20
         6.4         Waiver of Conditions   . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 20

ARTICLE 7
TERMINATION AND SURVIVAL  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 20

         7.1         Grounds for Termination    . . . . . . . . . . . . . . . . . . . . . . . . . . . . 20
         7.1.1       Mutual Consent   . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 20
         7.1.2       Material Breach    . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 20
         7.1.3       Failure to Obtain Necessary Consents   . . . . . . . . . . . . . . . . . . . . . . 20
         7.1.4       Expiration of Time Period    . . . . . . . . . . . . . . . . . . . . . . . . . . . 21
         7.1.5       Failure of Conditions    . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 21
         7.1.6       Failure to Obtain Fairness Opinion   . . . . . . . . . . . . . . . . . . . . . . . 21
         7.2         Effect of Termination    . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 21
         7.3         Survival   . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 21
         7.4         Defenses Preserved   . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 21

ARTICLE 8
MISCELLANEOUS           . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 21

         8.1         Notices    . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 21
         8.2         Waiver   . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 22
         8.3         Expenses   . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 22
         8.4         Headings   . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 23
         8.5         Exhibits and Schedules   . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 23
         8.6         Integrated Agreement   . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 23
         8.7         Choice of Law    . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 23
         8.8         Parties in Interest    . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 23
         8.9         Knowledge    . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 23
         8.10        Amendments   . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 23
         8.11        Counterparts   . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 23

                                  EXHIBIT LIST

Exhibit No.          Description                                                                      Tab No.
- -----------          -----------                                                                      -------
Exhibit 1            Form of Merger Agreement   . . . . . . . . . . . . . . . . . . . . . . . . . . . .  1

Exhibit 4.1.8-A      Schedule of Certain Changes or Events Affecting CNB    . . . . . . . . . . . . . .  2

Exhibit 4.1.9-A      Schedule re Taxes - CNB  . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  3

Exhibit 4.1.11       Schedule of Litigation - the Company   . . . . . . . . . . . . . . . . . . . . . .  4

Exhibit 4.1.12       Schedule of Employee Benefit Plans and Contracts of CNB  . . . . . . . . . . . . .  5

Exhibit 4.2.1        Schedule of Stock Options and Other Rights
                     Affecting CNB Common Stock   . . . . . . . . . . . . . . . . . . . . . . . . . . .  6

Exhibit 4.2.5        Schedule of CNB Agreements   . . . . . . . . . . . . . . . . . . . . . . . . . . .  7

Exhibit 5.14-A       Persons Receiving Registration Rights  . . . . . . . . . . . . . . . . . . . . . .  8

Exhibit 5.14-B       Form of Registration Rights Agreement  . . . . . . . . . . . . . . . . . . . . . .  9

Exhibit 6.2.6        Form of Opinion of CNB's Counsel   . . . . . . . . . . . . . . . . . . . . . . . . 10

Exhibit 6.3.5        Form of Opinion of Company and CNC's Counsel   . . . . . . . . . . . . . . . . . . 11


                          AGREEMENT AND PLAN OF MERGER
                                    BETWEEN
                            DEPOSIT GUARANTY CORP.,
                        COMMERCIAL NATIONAL CORPORATION
                                      AND
                       CITIZENS NATIONAL BANCSHARES, INC.


         This Agreement and Plan of Merger (the "Agreement") is made as of December 2, 1994, between Deposit Guaranty Corp. ("the Company"), a Mississippi corporation, Commercial National Corporation ("CNC"), a Louisiana corporation, and Citizens National Bancshares, Inc. ("CNB"), a Louisiana corporation.

                                    RECITALS

         The Company and CNB are both bank holding companies within the meaning of the Bank Holding Company Act of 1956, as amended (the "Bank Holding Company Act"). The Company's "consolidated group" consists of the Company and its subsidiaries, which include, CNC, a second tier bank holding company, Deposit Guaranty National Bank, a national bank ("DGNB"), and Commercial National Bank, a national bank ("Commercial National"). CNB's "consolidated group" consists of CNB and its subsidiary, Citizens National Bank, a national banking association ("Bank"). The boards of directors of the Company, CNC, and CNB (the Company, CNC, and CNB being hereinafter sometimes collectively referred to as the "Constituent Corporations") have determined that it is desirable and in the best interests of their respective corporations and shareholders that CNB merge into the CNC (the "Merger") on the terms and subject to the conditions set forth in this Agreement and the merger agreement in the form attached as Exhibit 1 (the "Merger Agreement"). At the effective time of the Merger, the outstanding shares of common stock, par value $10.00 per share, of CNB (the "CNB Common Stock") will (except as provided herein) be converted into shares of common stock, no par value per share, of the Company (the "Company Common Stock"), on the terms and subject to the conditions provided in this Agreement.

                                   AGREEMENT

         NOW THEREFORE, in consideration of the representations, warranties, covenants and agreements herein contained, the Constituent Corporations agree as follows:

                                   ARTICLE 1
                                   THE MERGER

         1.1 MERGER. Subject to the conditions set forth herein, the Company, CNC, and CNB will enter into the Merger Agreement. When the Merger Agreement has been approved by a resolution of their boards of directors, approved by the shareholders of CNB and, if required, by the shareholders of CNC, certified, executed and acknowledged, and when such executed, certified and acknowledged Merger Agreement or, in lieu thereof, a certificate of merger executed by the president or other authorized officer of CNC, thereunto duly authorized (the "Certificate of Merger"), containing the information required under subsection 112F of the Louisiana Business Corporation Law ("LBCL"), is filed with and recorded by the Secretary of State of Louisiana in accordance with the provisions of Section 112 of the LBCL, CNB will merge into CNC and the separate existence of CNB will cease.

         1.2 EFFECTIVE TIME. The Merger Agreement or Certificate of Merger shall be filed with the Secretary of State of Louisiana for recordation immediately following (or concurrently with) the Closing (as hereinafter defined), and the Merger shall be effective as of the date and time of such filing or, subject to the provisions of Sections 112 and 114 of the LBCL, as of such later date and time to which the Constituent Corporations hereafter agree (the "Effective Time").

         1.3 SURVIVING CORPORATION. CNC shall be the surviving corporation in the Merger. Each share of CNC Common Stock issued and outstanding immediately prior to the Effective Time shall remain issued and outstanding from and after the Effective Time. CNC, as the surviving corporation, shall be liable for all liabilities and obligations of CNB as if CNC itself had incurred such liabilities. The Articles of Incorporation of CNC in effect immediately prior to the Effective Time shall be the Articles of Incorporation of the surviving corporation after the Effective Time until otherwise amended or repealed. The Bylaws of CNC in effect immediately prior to the Effective Time shall be the Bylaws of the surviving corporation after the Effective Time until otherwise amended or repealed. The directors of CNC in office immediately prior to the Effective time, together with such additional persons as may thereafter be elected, shall serve as the directors of the surviving corporation from and after the Effective Time in accordance with the Bylaws of the surviving corporation. The officers of CNC in office immediately prior to the Effective time, together with such additional persons as may thereafter be elected, shall serve as the officers of the surviving corporation from and after the Effective Time in accordance with the Bylaws of the surviving corporation.

                                   ARTICLE 2
                            CONVERSION OF CNB SHARES

         2.1 CONVERSION. Subject to the provisions of this Article 2, at the Effective Time, by virtue of the Merger and without any action on the part of the holders thereof, the shares of CNB Common Stock shall be converted as follows:

         2.1.1 EXCHANGE RATIO. Except for shares as to which dissenters' rights have been perfected and not withdrawn or otherwise forfeited under
Section 131 of the LBCL and shares of CNB Common Stock held by CNB or any member of its consolidated group (other than in a fiduciary capacity), which shall by reason of the Merger be cancelled, and subject to the provisions of
Section 2.2 relating to fractional shares, at the Effective Time by reason of the Merger, each issued and outstanding share of CNB Common Stock shall be converted into and become that number of shares of Company Common Stock determined by multiplying the number of CNB shares by the Exchange Ratio as determined in this Section 2.1 or 2.1.1. The Exchange Ratio shall be determined as follows:

         (a) In the event the Average Market Price of Company Common Stock is greater than or equal to $30.50 per share, the Exchange Ratio shall equal 1,393,442 divided by the total number of shares of CNB Common Stock issued and outstanding immediately prior to the Effective Time;

         (b) In the event the Average Market Price of Company Common Stock is less than or equal to $28.50 per share, the Exchange Ratio shall equal 1,491,228 divided by the total number of shares of CNB Common Stock issued and outstanding immediately prior to the Effective Time; or

         (c) In the event the Average Market Price of Company Common Stock is greater than $28.50 per share, but less than $30.50 per share, the Exchange Ratio shall be determined by dividing 42,500,000 by the Average Market Price, and then dividing the product by the total number of shares of CNB Common Stock issued and outstanding immediately prior to the Effective Time.

         2.1.2 AVERAGE MARKET PRICE. The "Average Market Price" of the Company Common Stock shall be the average of the closing per share trading prices of Company Common Stock (adjusted for any stock split or similar transaction) on the twenty (20) trading days preceding the trading day immediately prior to the Effective Time, as reported in the Wall Street Journal's National Market Issues Transactions listing (corrected for typographical errors).

         2.2 FRACTIONAL SHARES. In lieu of the issuance of fractional shares of Company Common Stock, each shareholder of CNB, upon surrender of his or her certificate that immediately prior to the Effective Time represented CNB Common Stock, other than shares as to which dissenters' rights have been perfected and not withdrawn or otherwise forfeited under Section 131 of the LBCL and shares of CNB Common Stock held by CNB or any member of its consolidated group (other than in a fiduciary capacity), which shall by reason of the merger be cancelled, shall receive a cash payment (without interest) equal to the fair market value at the Effective Time of any fraction of a share of Company Common Stock to which such holder would be entitled but for this provision. For purposes of calculating such payment, the fair market value of a fraction of a share of Company Common Stock at the Effective Time shall be such fraction multiplied by the Average Market Price.

         2.3 ANTI-DILUTION. In the event the Company changes the number of shares of Company Common Stock issued and outstanding prior to the Effective Time, or if such shares are changed into or exchanged for a different number or kind of securities, in any such case as a result of any stock split, stock dividend or other similar change in the Company's capitalization, and the record date therefor is before the Effective Time, the Exchange Ratio, the number and kind of securities issuable to the holders of CNB Common Stock in the Merger, and the cash payable in lieu of fractional shares under Section 2.2, shall be adjusted appropriately.

         2.4 EXCHANGE OF CERTIFICATES. After the Effective Time, each holder of an outstanding certificate or certificates theretofore representing a share or shares of CNB Common Stock, other than shares as to which dissenters' rights have been perfected and not withdrawn or otherwise forfeited under Section 131 of the LBCL and shares of CNB Common Stock held by CNB or any member of its consolidated group (other than in a fiduciary capacity), which shall by reason of the Merger be cancelled, upon surrender thereof to the exchange agent selected by the Company (the "Exchange Agent"), or upon compliance by the holder or holders thereof with the procedures of the Exchange Agent with respect to lost, stolen or destroyed certificates, shall be entitled to receive in exchange therefor any payment due in lieu of fractional shares and a certificate or certificates representing the number of whole shares of Company Common Stock into which such holder's shares of CNB Common Stock were converted. Until so surrendered, each outstanding CNB stock certificate shall be deemed for all purposes, other than as provided below with respect to the payment of dividends or other distributions (if any) in respect of Company Common Stock, to represent the number of whole shares of Company Common Stock into which such holder's CNB Common Stock shall have been converted. The Company may, at its option, refuse to pay any dividend or other distribution to holders of unsurrendered CNB stock certificates until surrendered; provided, however, that upon the surrender and exchange of any CNB stock certificates there shall be paid, to the extent not previously paid, to the record holders of the Company stock certificates issued in exchange therefor the amount, without interest, of accumulated dividends and distributions, if any, which have become payable with respect to the number of whole shares of Company Common Stock into which the shares of CNB Common Stock theretofore represented by such certificates shall have been exchanged.

         2.5 TRANSMITTAL MATERIALS. As promptly as practicable after the Effective Time, the Company shall send or cause to be sent to each former shareholder of record of CNB at the Effective Time, excluding the holders, if any, of shares as to which dissenters' rights have been perfected and not withdrawn or otherwise forfeited under Section 131 of the LBCL, transmittal materials for use in exchanging certificates of CNB Common Stock for certificates of Company Common Stock.

                                   ARTICLE 3
                           CLOSING AND EFFECTIVE TIME

         3.1 CLOSING. A closing of the transactions contemplated hereby (the "Closing") will take place at the offices of the Company, One Deposit Guaranty Plaza, 210 East Capitol Street, Jackson, Mississippi , at 10:00 a.m., Central Standard time, on a mutually agreeable date as soon as practicable following satisfaction of the conditions set forth in Article 6, or, if no date has been agreed to, on any date specified by one Constituent Corporation to the other upon ten (10) days notice following satisfaction of such conditions. If all conditions to Closing set forth in Article 6 are satisfied or waived by the Constituent Corporation entitled to grant such waiver, at the Closing (a) the Company, CNC, and CNB shall each provide to the other such proof or indication of satisfaction of the conditions set forth in Article 6 that the Constituent Corporation whose obligations are conditioned upon such satisfaction may reasonably request, (b) the certificates, letters and opinions required by
Article 6 shall be delivered, (c) the appropriate officers of CNB, the Company and CNC shall execute, deliver and acknowledge the Merger Agreement and (d) the Constituent Corporations shall take such further action as is required to consummate the transactions contemplated by this Agreement.


                                   ARTICLE 4
                         REPRESENTATIONS AND WARRANTIES

         4.1 REPRESENTATIONS AND WARRANTIES OF CONSTITUENT CORPORATIONS. Each Constituent Corporation represents and warrants to the other Constituent Corporations as follows:

         4.1.1 RECITALS. The facts set forth in the Recitals to this Agreement with respect to its consolidated group are true, correct and complete.

         4.1.2 ORGANIZATION AND QUALIFICATION. Each member of its consolidated group is (a) duly organized, validly existing and in good standing under the laws of the jurisdiction of its organization, (b) has all requisite corporate power and authority to own and lease its property and to carry on its business as it is currently being conducted and (c) is qualified and in good standing as a foreign corporation in all jurisdictions in which the failure to so qualify would have a material adverse effect on the financial condition, results of operations, business or prospects of its consolidated group.

         4.1.3 FINANCIAL STATEMENTS AND REPORTS.

         (a) It has delivered, or will deliver within ten (10) days of the date hereof, to the other Constituent Corporation or its duly authorized representatives true and complete copies of (i) the consolidated balance sheets, related consolidated statements of income, stockholders' equity, and cash flows and related notes and schedules (if any) thereto for each of its three (3) most recent fiscal years, certified by independent certified public accountants ("Financial Statements") with respect to it and its consolidated subsidiaries, (ii) the unaudited consolidated balance sheets and unaudited statements of income for the nine-month periods ended September 30, 1993 and September 30, 1994 ("Interim Financial Statements") with respect to it and its consolidated subsidiaries, (iii) its annual report to the Board of Governors of the Federal Reserve System ("Federal Reserve Board") for the year ended December 31, 1993, (iv) all Call Reports made by its subsidiary bank to the Comptroller of the Currency or to the Federal Deposit Insurance Corporation ("FDIC") since December 31, 1991, and (v) to the extent permitted by law, all other reports filed by it or any member of its consolidated group since December 31, 1991 with any bank regulatory agency. It will deliver to the other Constituent Corporation, promptly after the issuance thereof, the consolidated balance sheet, related consolidated statements of income, stockholders' equity, and cash flows (and related notes and schedules, if any) for the fiscal year ending December 31, 1994, and for each subsequent fiscal year while this Agreement is in effect before the Effective Time, and unaudited consolidated balance sheets and unaudited statements of income for each fiscal quarter (other than the final quarter of each fiscal year) after September 30, 1994 (collectively the "Future Financial Statements") for it and its consolidated subsidiaries.

         (b) The Financial Statements, Interim Financial Statements and Future Financial Statements with respect to it and its consolidated subsidiaries (i) have been, or with respect to the Future Financial Statements will be, prepared in conformity with generally accepted accounting principles applied on a basis consistent with the prior periods, except as stated in the notes thereto, and
(ii) present, or with respect to the Future Financial Statements will present, fairly in conformity with generally accepted accounting principles the consolidated results of operations of its consolidated group for the respective periods covered thereby and the consolidated financial condition of its consolidated group as of the respective dates thereof (subject in the case of Interim Financial Statements and unaudited Future Financial Statements, to normal year-end audit adjustments which will not be material in amount or effect to its consolidated group taken as a whole, and further subject to the absence of complete footnote disclosures from the Interim Financial Statements and unaudited Future Financial Statements). Independent certified public accountants for it have rendered, or with respect to audited Future Financial Statements will render, an unqualified opinion with respect to each Financial Statement or audited Future Financial Statement or, if qualified, such qualification is reasonably satisfactory to the other Constituent Corporation. All Call Reports referred to above have been filed on the appropriate form and prepared in accordance with such form's instructions and the applicable rules and regulations of the appropriate regulatory agency. As of the respective dates of the Financial Statements and Interim Financial Statements, no member of its consolidated group had, nor were any of their respective assets subject to, any material liability, commitment, indebtedness or obligation (of any kind whatsoever, whether absolute, accrued, contingent, known, unknown, matured or unmatured) that is not reflected and adequately reserved against in the Financial Statements or Interim Financial Statements with respect to it and its consolidated subsidiaries other than those, if any, not required under generally accepted accounting principles to be reflected therein.

         4.1.4 NO VIOLATION. Neither the execution, delivery or performance of this Agreement or the Merger Agreement, nor the consummation of the transactions contemplated hereby or thereby will, with respect to any member of its consolidated group:

         (a) (i) violate, conflict with, or result in a breach of any provision of, (ii) constitute a default (or an event which, with notice or lapse of time or both, would constitute a default) under, (iii) result in the termination of or accelerate the performance required by, or (iv) result in the creation of any lien, security interest, charge or encumbrance upon any of its properties or assets under, any of the terms, conditions or provisions of its articles of incorporation or by-laws or any material note, bond, mortgage, indenture, deed of trust, lease, license, agreement or other instrument or obligation under which it or any of its assets is bound; or


         (b) violate any order, writ, injunction, decree, statute, rule or regulation of any governmental body applicable to it or any of its assets, such that it would have a material adverse effect upon the financial condition, results of operations, business or prospects of its consolidated group, or enable any party to enjoin the consummation of the transactions contemplated hereby.

         4.1.5 ADEQUACY OF PORTFOLIO. All material loans, discounts and financing leases (in which a member of its consolidated group is lessor) reflected on the Interim Financial Statements with respect to it and its consolidated subsidiaries (a) have been made for good, valuable and adequate consideration in the ordinary course of business of its consolidated group, (b) are evidenced by notes, agreements or other evidences of indebtedness which are true, genuine and what they purport to be in all material respects, (c) to the extent secured, have been secured by valid liens and security interests which have been perfected and (d) are fully reserved against in an amount sufficient to provide for all charge-offs reasonably anticipated in the ordinary course of business.

         4.1.6 ADEQUACY OF LOAN LOSS RESERVES. All reserves for loan losses shown on the Interim Financial Statements with respect to it and its consolidated subsidiaries are adequate in all material respects, and there is no fact known to it or any member of its consolidated group that is likely to require a future material increase in the provision for loan losses or a material decrease in the loan loss reserve reflected in such Interim Financial Statements.

         4.1.7 EXAMINATION REPORTS. To the extent permitted by applicable laws, it has provided to the other Constituent Corporation true and correct copies of all bank examination reports with respect to it and its subsidiary banks, since December 31, 1991.

         4.1.8 ABSENCE OF CERTAIN CHANGES OR EVENTS. Since September 30, 1994, no event or condition of any character (whether actual, threatened or contemplated) has occurred or was continuing, that has had, or can reasonably be anticipated to have, a material adverse effect on the financial condition, results of operations, business or prospects of its consolidated group, taken as a whole, excluding changes in banking laws or regulations that affect banking institutions generally. Except as specifically set forth in the Interim Financial Statements with respect to it and its consolidated subsidiaries, or in the respective schedules attached as Exhibit 4.1. 8-A (as to CNB) and
Exhibit 4.1 8-B (as to CNC and the Company), no member of its consolidated group has, since December 31, 1993:

         (a) suffered any damage, destruction or loss, whether or not covered by insurance, which has, or may reasonably be anticipated to have, a material adverse effect on its financial condition, results of operations, business or prospects;

         (b) received notice or had knowledge or reason to believe that any of its substantial customers has terminated or intends to terminate its relationship, which termination would have a material adverse effect on its financial condition, results of operations, business or prospects;

         (c) failed to operate its business in the ordinary course so as to preserve its business organization intact and the goodwill of its customers and others with whom it has business relations;

         (d) incurred any material extraordinary loss or waived any material right in connection with any aspect of its business, whether or not in the ordinary course of business;

         (e) cancelled any material debt owed to it, or any of its material claims, or paid any of its noncurrent, material obligations or liabilities;





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         (f)  entered into any agreement requiring the payment, conditionally or otherwise, of any salary, bonus, extra compensation, pension or severance payment to any of its present or former directors, officers or employees, except such agreements as are terminable at will without any penalty or other payment by any member of its consolidated group; or, in the case of CNB's consolidated group, increased more than ten percent (10%) annually the compensation (including salaries, fees, bonuses, profit sharing, incentive, pension, retirement or other similar payments) of any such person whose annual compensation is, or after such increase would be, in excess of $50,000;

         (g) changed any accounting practice followed or employed in preparing the Financial Statements or Interim Financial Statements with respect to it and its consolidated subsidiaries;

         (h) made any material loan, given any material discount or entered into any material financing lease that has not been (i) made for good, valuable and adequate consideration in the ordinary course of business, (ii) to its knowledge, evidenced by notes or other evidences of indebtedness which are true, genuine and what they purport to be and (iii) fully reserved against in an amount sufficient to provide for all charge-offs reasonably anticipated in the ordinary course of business; or

         (i) entered into any agreement, contract or commitment to do any of the foregoing, provided that Subparagraph (f) shall apply only to CNB and its consolidated group.

         4.1.9 TAXES. Except as set forth on the schedule attached as Exhibit 4.1.9-A (as to CNB) and Exhibit 4.1.9-B (as to CNC and the Company), each member of its consolidated group has timely filed all federal, state, foreign and local income, franchise, excise, real and personal property, employment and other material tax returns, tax information returns and reports required to be filed, has paid all taxes, interest payments and penalties shown as due thereon, has made adequate provision for the payment of all taxes accruable for all periods ending on or before the date of this Agreement to any city, parish, state, foreign country, the United States or any other taxing authority, and is not delinquent in the payment of any material tax or governmental charge of any nature. Except as set forth on the schedule attached as Exhibit 4.1.9-A (as to CNB) and Exhibit 4.1.9-B (as to CNC and the Company), no audit, examination or investigation is presently being conducted or, to its knowledge, threatened by any taxing authority which is likely to result in a material tax liability, no material unpaid tax deficiencies or additional liabilities of any sort have been proposed by any governmental representative, and no agreements for extension of time for the assessment of any material amount of tax have been entered into by or on behalf of any member of its consolidated group. Each member of its consolidated group has withheld from its employees (and timely paid to the appropriate governmental entity) proper and accurate amounts for all periods in material compliance with all tax withholding provisions of applicable federal, state, foreign and local laws (including, without limitation, income, social security and employment tax withholding for all forms of compensation).

         4.1.10 TITLE TO ASSETS.

         (a) On September 30, 1994, each member of its consolidated group had and, except with respect to assets disposed of for adequate consideration in the ordinary course of business since September 30, 1994, now has good and merchantable title to all real property and all other properties and assets reflected in the Interim Financial Statements with respect to it and its consolidated subsidiaries, free and clear of all mortgages, liens, pledges, restrictions, security interests, charges and encumbrances of any nature except for (i) mortgages and encumbrances securing indebtedness which is properly reflected in such Interim Financial Statements, (ii) liens for taxes accrued but not yet payable, (iii) liens arising as a matter of law in the ordinary course of business, provided that the obligations secured by such liens are not delinquent or are being contested in good faith, (iv) such imperfections of title and encumbrances, if any, as do not materially detract from the value or interfere with the present use of any of its properties or assets or potential sale of any of its owned properties or assets, and (v) capital leases and leases, if any, to third parties for fair and adequate consideration. Each member of its consolidated group owns, or has valid leasehold interests in, all material properties and assets used in the conduct of its business. Any real property and other material assets held under lease by it are held under valid, subsisting and enforceable leases with such exceptions as are not material and do not interfere with the use made and proposed to be made of such property by it.





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
         (b) No member of its consolidated group has any legal obligation, absolute or contingent, to any other person to sell or otherwise dispose of any substantial part of its assets, or to sell or dispose of any of its assets except in the ordinary course of business.

         4.1.11 LITIGATION AND COMPLIANCE WITH LAWS.

         (a) As to the Company, the amount in controversy in the matters set forth in Exhibit 4.1.11 is material and an adverse outcome could have a material adverse effect on the Company's financial condition or results of operations. However, there are no claims (including those set forth in Exhibit 4.1.11) of any kind or any actions, suits, proceedings, arbitrations or investigations pending or threatened, nor does any member of its consolidated group have actual knowledge of a basis for any claim, in any court or before any governmental agency or instrumentality or arbitration panel or otherwise, against, by or affecting any member of its consolidated group, which is likely to have a material adverse effect on the financial condition, results of operations, business or prospects of its consolidated group taken as a whole, or which would prevent the performance of the Merger Agreement or this Agreement or any of the transactions contemplated thereby or hereby, or declare the same unlawful or cause the rescission thereof.

         (b) Each member of its consolidated group has complied with and is not in material default in any respect under (and has not been charged or threatened with or come under investigation with respect to any charge concerning any material violation of any provision of) any federal, state or local law, regulation, ordinance, rule or order (whether executive, judicial, legislative or administrative) or any order, writ, injunction or decree of any court, agency or instrumentality, where the failure to comply or the result of such charge would have a material adverse effect upon the financial condition, results of operations, business or prospects of any member of its consolidated group, or which would prevent the performance of the Merger Agreement or this Agreement or any of the transactions contemplated hereby or thereby or declare the same unlawful or cause the rescission thereof.

         (c) There are no material uncured violations, or violations with respect to which material refunds or restitution may be required, cited in any compliance report to any member of its consolidated group as a result of examination of any bank regulatory authority.

         (d) No member of its consolidated group is subject to any written agreement, memorandum, or order with or by any bank or bank holding company regulatory authority restricting its operations or requiring any material actions.

         4.1.12 EMPLOYEE BENEFIT PLANS.

         (a) Each member of its consolidated group and each plan, agreement, arrangement, commitment, practice or policy (including any item set forth in an employee handbook) which is an employment, consulting or deferred compensation agreement, or an executive compensation, incentive bonus, pension, profit sharing, savings, retirement, stock option, stock purchase or severance pay plan, or a holiday, vacation or other bonus practice, or any other benefit plan, agreement, arrangement or commitment, including without limitation any "employee benefit plan" as defined in Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended ("ERISA"), maintained by any member of its consolidated group or with respect to which any member of its consolidated group has any liability or obligation or any contingent liability or obligation ("Employee Benefit Plan") is in compliance with, and is not in breach or violation of, any laws, requirements or orders under ERISA or the Internal Revenue Code of 1986, as amended (the "Code"), which non-compliance, breach or violation is reasonably likely to have a material adverse effect on the financial condition, results of operations, business or prospects of such Constituent Corporation's consolidated group, taken as a whole. Each Employee Benefit Plan which is intended to be qualified under Sections 401 or 501 of the Code has received a favorable determination letter from the Internal Revenue Service, and no member of its consolidated group is aware of any circumstances likely to affect qualification in an adverse manner. The current fair market value of the assets of each of its Employee Benefit Plans that is subject to Title IV of ERISA equals or exceeds the actuarial value of all accrued benefits under such Employee Benefit Plan as of the end of the most recent plan year of such plan, calculated on a termination or ongoing basis in accordance with actuarial assumptions consistent with such plan and all applicable legal requirements, and there has been no material change likely to affect the funding status of any such plan. No member of its consolidated group has contributed to, participated in or agreed to participate in a "multiemployer plan" as defined in Section 3(37) of ERISA, and no





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
withdrawal from or partition, termination, reorganization or insolvency affecting a "multiemployer plan" is reasonably likely to occur which could result in a liability of any member of its consolidated group which, if such event occurred, would be reasonably likely to have a material adverse effect on the financial condition, results of operations, business or prospects of its consolidated group, taken as a whole. Each Employee Benefit Plan that is subject to the minimum funding standards under Code section 412 and ERISA section 302 meets all such applicable standards. All required premiums and contributions and proper accruals have been made to or for each Employee Benefit Plan and are reflected on the books of account of its consolidated group in the manner and to the extent required by generally accepted accounting principles. To the best of the Company's knowledge, none of its Employee Benefit Plans, or any "disqualified person" (within the meaning of ERISA section 4975(e)(2)) or "party-in-interest" (within the meaning of ERISA section 3(14)) with respect thereto, has engaged in a "prohibited transaction" as defined in Section 406 of ERISA or, where applicable, Section 4975 of the Code
(i) for which no exemption is applicable, or for which adequate provision has not been included by it in its most recent Financial Statements or Interim Financial Statements, and (ii) which prohibited transaction is reasonably likely to have a material adverse effect on the financial condition, results of operations, business or prospects of its consolidated group, taken as a whole.

         (b) Except as described in the schedule attached as Exhibit 4.1.12, CNB has no Employee Benefit Plan covering persons presently or previously employed by or providing services to any member of its consolidated group.

         4.1.13 INSURANCE POLICIES. Each member of its consolidated group maintains in force insurance policies and bonds in such amounts and against such liabilities and hazards as are considered adequate. No member of its consolidated group is now liable, nor will any such member become liable, for any material retroactive premium adjustment that can reasonably be expected to have a material adverse effect on its financial condition, results of operations, business or prospect. All policies are valid and enforceable and in full force and effect, and no member of its consolidated group has received any notice of a material premium increase or a cancellation with respect to any of its insurance policies or bonds. Within the last three years, no member of its consolidated group has been refused any insurance coverage sought or applied for, and it has no reason to believe that existing insurance coverage cannot be renewed as and when the same shall expire, upon terms and conditions as favorable as those presently in effect, other than possible increases in premiums that do not result from any extraordinary loss experience of any member of its consolidated group.

         4.1.14 FINDERS' FEE.   No agent, broker, investment banker, investment
or financial advisor or other person acting on behalf of any member of its consolidated group or under any such member's authority is entitled to any commission, broker's or finder's fee in connection with any of the transactions contemplated by this Agreement, except for fees payable in connection with the financial services rendered to CNB by Alex Sheshunoff & Co., for which CNB shall pay a fee not to exceed $100,000.

         4.1.15 GOVERNMENTAL AUTHORIZATIONS. Each member of its consolidated group possesses all licenses, franchises, permits and other governmental authorizations necessary for the continued conduct of its business without material interference or interruption.

         4.1.16 ENVIRONMENTAL MATTERS.

         (a) To its knowledge, each member of its consolidated group is, and has been, in compliance with all federal, state and local laws, regulations, rules and decrees pertaining to pollution or protection of the environment ("Environmental Laws"), including without limitation the Comprehensive Environmental Response, Compensation, and Liability Act, 42 U.S.C. Section 9601 et. seq., the Resource Conservation and Recovery Act, 42 U.S.C. Section 6901 et. seq., the Louisiana Environmental Quality Act, La. R.S. 30: 2001 et. seq., or any similar federal, state or local law, except for such instances of non-compliance that are not reasonably likely to have, individually or in the aggregate, a material adverse effect on the financial condition, results of operations, business or prospects of its consolidated group, taken as a whole.

         (b) To its knowledge, all property owned, leased, operated or managed by any member of its consolidated group, or in which any member of its consolidated group has any interest, including any mortgage or security interest ("Business Property"), and all businesses and operations conducted on any of the Business Property (whether by a member of its consolidated group, a mortgagor, or any other person), are, and have been, in compliance with all Environmental Laws,





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
except for such instances of non-compliance that are not reasonably likely to have, individually or in the aggregate, a material adverse effect on the financial condition, results of operations, business or prospects of its consolidated group, taken as a whole.

         (c) To its knowledge, there is no judicial, administrative, arbitration or other similar proceeding pending or threatened before any court, governmental agency, authority or other forum in which any member of its consolidated group has been or, with respect to threatened matters, may be named as a party relating to (i) alleged noncompliance (including by any predecessor) with any Environmental Law or (ii) the release or threatened release into the environment of any Hazardous Substance (as defined below), whether or not occurring at, on, under, or involving any of the Business Property, except for such proceedings pending or threatened that are not reasonably likely to have, individually or in the aggregate, a material adverse effect on the financial condition, results of operations, business or prospects of its consolidated group, taken as a whole, and to its knowledge there is no reasonable basis for any such proceeding. The term "Hazardous Substance" means any pollutant, contaminant, or toxic or hazardous substance, chemical, or waste defined, listed or regulated by any Environmental Law (and specifically shall include, but not be limited to, asbestos, polychlorinated biphenyls, and petroleum and petroleum products).

         (d) To its knowledge, there has been no release or threatened release of a Hazardous Substance in, on, under, or affecting any of its Business Property or any property in the vicinity of any Business Property that through soil or groundwater migration reasonably could be expected to become located on or under any Business Property, except such release or threatened release that is not reasonably likely to have, individually or in the aggregate, a material adverse effect on the financial condition, results of operations, business or prospects of its consolidated group, taken as a whole.

         4.1.17 STATEMENTS TRUE AND CORRECT. As of their respective dates, each of its Financial Statements, Interim Financial Statements, Future Financial Statements, and SEC Documents (as defined in Subsection 4.3.3), and each report and other document, including financial statements, exhibits, and schedules thereto, filed or to be filed in connection with the Merger or otherwise by any member of its consolidated group with the Federal Reserve Board, the Office of the Comptroller of the Currency, the FDIC, Securities and Exchange Commission ("SEC"), National Association of Securities Dealers, Louisiana Office of Financial Institutions and all other federal and state regulatory agencies having jurisdiction over the Constituent Corporations and their respective consolidated groups (collectively "Regulatory Authorities") complied or will comply in all material respects with all applicable laws, rules and regulations and, as of its respective date, did not or will not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements made therein, in light of the circumstances under which they were made, not misleading. No statement, certificate, instrument, or other writing furnished or to be furnished by any member of its consolidated group to the other Constituent Corporation pursuant to this Agreement or any other document, agreement, or instrument referred to herein contains or will contain any untrue statement of material fact or will omit to state a material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. None of the information supplied or to be supplied by any member of its consolidated group for inclusion in the Registration Statement (as defined in Section 5.10) will, when the Registration Statement becomes effective, be false or misleading with respect to any material fact, or contain any untrue statement of a material fact, or omit to state any material fact required to be stated therein or necessary to make the statements made therein, in light of the circumstances under which they were made, not misleading. None of the information supplied or to be supplied by any member of its consolidated group for inclusion in the Proxy Statement (as defined in Section 5.10) to be mailed to CNB's shareholders in connection with the annual or special meeting of CNB's shareholders to be called for purposes of approving this Agreement and the Merger Agreement (the "Shareholders' Meeting"), and any other documents to be filed by any member of its consolidated group with the SEC or any other Regulatory Authority in connection with the transactions contemplated hereby, will, at the respective time such documents are filed, and with respect to the Proxy Statement, when first mailed to the shareholders of CNB, be false or misleading with respect to any material fact, or contain any untrue statement of material fact, or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, or, in the case of the Proxy Statement or any amendment thereof or supplement thereto, at the time of the Shareholders' Meeting, be false or misleading with respect to any material fact, or contain any untrue statement of material fact, or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading or to correct any such untrue statement of material fact or omission in any earlier communication with respect to the solicitation of any proxy for the Shareholders' Meeting. All





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documents that any member of its consolidated group is responsible for filing with any Regulatory Authority in connection with the transactions contemplated hereby will comply as to form in all material respects with the provisions of all applicable laws, rules and regulations.

         4.1.18 REGULATORY MATTERS. During the last five years, neither the Company nor any of its banking subsidiaries has received a Community Reinvestment Act rating of less than "satisfactory" and, during the same period, neither the Company nor any of its banking subsidiaries was cited for discriminatory lending practices by any of its regulatory authorities.

         4.2 ADDITIONAL REPRESENTATIONS AND WARRANTIES OF CNB. CNB represents and warrants to CNC and the Company as follows:

         4.2.1 CNB CAPITAL STOCK.

         (a) The authorized capital stock of CNB consists of 1,000,000 shares of Common Stock, of which as of September 30, 1994, 361,563 shares were issued and outstanding and 37,089 shares were held in treasury. The authorized capital stock of the Bank consists of 234,121 shares of common stock, par value $10.00 per share, all of which, as of September 30, 1994, were issued and outstanding (and all of which were and are owned beneficially and of record by CNB), and none were held in treasury. Other than as disclosed in the schedule attached as
Exhibit 4.2.1, no member of CNB's consolidated group has outstanding any stock options or other rights permitting the acquisition of any shares of capital stock of CNB or any other member of its consolidated group, or any security convertible into or exchangeable for such shares, or any obligation or commitment to issue, sell or deliver any of the foregoing, any shares of capital stock of CNB or any other member of its consolidated group, or any other securities.

         (b) All shares of the issued and outstanding capital stock of each member of CNB's consolidated group have been duly authorized and validly issued, fully paid, and (except as provided in 12 U.S.C. Section 55) non-assessable, and all of the outstanding shares of each such member (other than CNB) are owned by CNB free and clear of all liens, charges, security interests, mortgages, pledges or other encumbrances. CNB has no subsidiary or direct or indirect ownership interest exceeding five percent (5%) in any firm, corporation, partnership or other business other than the members of its consolidated group.

         4.2.2 CNB AUTHORIZATION. The execution, delivery and performance of this Agreement and the Merger Agreement have been authorized by its Board of Directors and, subject to the approval of this Agreement and the Merger Agreement by the shareholders of CNB in accordance with the LBCL, all corporate acts and other proceedings required for the due and valid authorization, execution, delivery and performance by it of this Agreement and the Merger Agreement and the consummation of the Merger have been validly and appropriately taken. Subject to such shareholders' approval and to such regulatory approvals as are required by law, this Agreement is, and the Merger Agreement upon its execution will be, its legal, valid and binding obligations enforceable in accordance with their terms, except that the remedies of specific performance and injunctive relief may be subject to the discretion of the court before which a proceeding is brought.

         4.2.3 CNB FEDERAL TAX RETURNS. The consolidated federal income tax returns of its consolidated group have not been audited by the Internal Revenue Service.

         4.2.4 CNB CORPORATE DOCUMENTS. CNB has delivered, or will deliver within ten (10) days of the date hereof, to the Company, or its duly authorized representatives, true and correct copies of its articles of incorporation, as amended, and its bylaws, as amended, in each case certified as of a recent date. All of the corporate minutes and stock transfer records of each member of its consolidated group are current, complete and correct in all material respects.

         4.2.5 CNB AGREEMENTS. Except as specifically described in its proxy statement for its most recent annual meeting of shareholders, or in the schedule attached as Exhibit 4.2.5 hereto, no member of its consolidated group is a party to:

         (a)  any collective bargaining agreement;





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         (b)  any employment or other agreement or contract with or commitment to any employee except such agreements as are terminable without penalty upon not more than thirty (30) days notice by the employer (other than any Employee Benefit Plan);

         (c) any obligation of guaranty or indemnification (except as may be provided in its articles of incorporation or bylaws) arising from any agreement, contract or commitment which involves, singularly or in the aggregate, material liability which is or may be materially adverse to the financial condition, results of operations, business or prospects of its consolidated group taken as a whole, except, if entered into in the ordinary course of business, letters of credit, guaranties of endorsements and guaranties of signatures;

         (d) any agreement, contract or commitment which is or may be materially adverse to the financial condition, results of operations, business or prospects of any member of its consolidated group; or

         (e) any contract which involves more than $50,000 and which by the terms of such contract or a written addendum thereto, is not terminable by the Company or CNC following the Mergers, upon no more than thirty (30) days written notice.

To its knowledge, no member of its consolidated group has in any material respect breached, nor is there any pending or threatened claim that it has materially breached, any of the terms or conditions of any agreement, contract or commitment, the breach of which singularly or in the aggregate could result in the imposition of damages in a material amount or could otherwise result in a material adverse effect on the financial condition, results of operations, business or prospects of its consolidated group, taken as a whole.

         4.3 ADDITIONAL REPRESENTATIONS AND WARRANTIES OF CNC AND THE COMPANY. CNC and the Company represent and warrant to CNB as follows:

         4.3.1 COMPANY CAPITAL STOCK.

         (a) The authorized capital stock of the Company consists of 50,000,000 shares of Common Stock, 10,000,000 shares of Class A Voting Preferred Stock, no par value; and 10,000,000 shares of Class B Non-Voting Preferred Stock, no par value, of which, as of September 30, 1994, 17,668,852 shares of Common Stock were issued and outstanding. The authorized capital stock of DGNB consists of 3,225,181 shares of Common Stock, of which as of September 30, 1994, 3,225,181 shares were issued and outstanding (3,156,926 of which were and are owned beneficially and of record by the Company). The authorized capital stock of Commercial National consists of 1,400,000 shares of common stock, of which as of September 30, 1994, 1,400,000 shares were issued and outstanding (and all of which were and are owned beneficially and of record by CNC), and no shares were held in treasury. The authorized capital of CNC consists of 5,000,000 shares of Common Stock of which, as of September 30, 1994, there were 4,200,000 shares of CNC Common Stock issued and outstanding (all of which were and are owned beneficially and of record by the Company).
As of September 30, 1994, options to acquire 424,454 shares of the Company's Common Stock were outstanding. Otherwise, no member of the Company's consolidated group has outstanding any stock options or other rights permitting the acquisition of any shares of capital stock of the Company or any other member of its consolidated group, or any security convertible into or exchangeable for such shares, or any obligation or commitment to issue, sell or deliver any of the foregoing, any shares of capital stock of the Company or any other member of its consolidated group, or any other securities.

         (b) All shares of the issued and outstanding capital stock of each member of the Company's consolidated group have been duly authorized and validly issued, fully paid, and (except as provided in 12 U.S.C. Section 55 or La. R.S. 6:262 non-assessable, and all of the outstanding shares of each such member (other than the Company) are owned by the Company free and clear of all liens, charges, security interests, mortgages, pledges or other encumbrances. The Company has no subsidiary or direct or indirect ownership interest exceeding 5 % in any firm, corporation, partnership or other business other than the members of its consolidated group.

         4.3.2 CNC AUTHORIZATION. The execution, delivery and performance of this Agreement and the Merger Agreement have been authorized by its Board of Directors, and, subject to the approval of this Agreement and the Merger Agreement by the shareholders of CNC in accordance with the LBCL and, if required, by the Company's shareholders in accordance





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with the business corporation law of the Company's jurisdiction of incorporation, all corporate acts and other proceedings required for the due and valid authorization, execution, delivery and performance by it of this Agreement and the Merger Agreement and the consummation of the Merger have been validly and appropriately taken. Subject to such shareholders' approval and to such regulatory approvals as are required by law, this Agreement is, and the Merger Agreement upon its execution will be, its legal, valid and binding obligations enforceable in accordance with their terms, except that the remedies of specific performance and injunctive relief may be subject to the discretion of the court before which a proceeding is brought.

         4.3.3 THE COMPANY SEC DOCUMENTS. It has delivered, or will deliver within the earlier of ten (10) days of the date hereof or five (5) days after the date on which it is filed with the SEC, to CNB true and complete copies of
(a) (i) the Company's most recent Quarterly Report on Form 10-Q, (ii) its annual reports on Form 10-K for its three (3) most recent Fiscal years, (iii) its proxy statement relating to its 1994 annual meeting of shareholders ("1994 Proxy Statement"), (iv) any other proxy statement, report or registration statement filed by it with the SEC since December 31, 1991, each in the form, including exhibits, filed with the SEC and (v) any proxy statement, report (including, without limitation, any Annual Report on Form 10-K filed for any fiscal year after the year ended December 31, 1993, and any Quarterly Report on Form 10-Q for any fiscal quarter after the quarter ended September 30, 1994) or registration statement to be filed by it with the SEC subsequent to the date of this Agreement (collectively, the Company's "SEC Documents") and (b) any report other than on Form 3, Form 4 or Form 5 made by any other person known by the Company to have been filed with the SEC with respect to the Company's securities since December 31, 1991.

         4.3.4 COMPANY FEDERAL TAX RETURNS. The consolidated federal income tax returns of its consolidated group have been audited or closed by the Internal Revenue Service for all years prior to January 1, 1980.

         4.3.5 LEGALITY OF COMPANY COMMON STOCK. All shares of Company Common Stock to be issued pursuant to the Merger (a) have been duly authorized and, when issued pursuant to this Agreement and the Merger Agreement, will be validly issued, fully paid and non-assessable, and (b) will be issued and delivered pursuant to the Registration Statement, as hereinafter defined, which shall have been declared effective on or prior to the date that the Proxy Statement is mailed to the shareholders of CNB soliciting their approval of the transactions contemplated hereby, and will be issued in compliance with applicable state securities or blue sky laws.

         4.3.6 CNC AND COMPANY CORPORATE DOCUMENTS. The Company and CNC have delivered, or will deliver within ten (10) days of the date hereof, to CNB, or its representatives, true and correct copies of its articles of incorporation, as amended, and its bylaws, as amended, in each case certified as of a recent date. All of the corporate minutes and stock transfer records of each member of its consolidated group are current, complete and correct in all material respects.

                                   ARTICLE 5
              COVENANTS AND CONDUCT OF THE COMPANY, CNC,  AND CNB

         5.1 COVENANTS OF BOTH CONSTITUENT CORPORATIONS. Each Constituent Corporation covenants and agrees with, and in favor of, the other Constituent Corporation as follows:

         5.1.1 INVESTIGATIONS; PLANNING. Each member of its consolidated group shall continue to provide to the other Constituent Corporation and to its authorized representatives full access during all reasonable times to its premises, properties, books and records (including, without limitation, all corporate minutes and stock transfer records), and to furnish the other Constituent Corporation and such representatives with such financial and operating data and other information of any kind respecting its business and properties as the other Constituent Corporation shall from time to time request. Any investigation shall be conducted in a manner which does not unreasonably interfere with the operation of the business of the other Constituent Corporation's consolidated group. Each Constituent Corporation agrees to cooperate with the other Constituent Corporation from the date hereof in connection with planning for the efficient and orderly combination of the Constituent Corporations and the operation of the Company and CNC after consummation of the Merger. In the event of termination of this Agreement prior to the Effective Time, each Constituent Corporation shall return to the other, without retaining copies thereof, all confidential or non-public documents, work papers and other materials obtained from the other Constituent Corporation in connection with the transactions contemplated hereby and shall keep such information confidential, not disclose such information to any other person or entity, and not use such information in connection with its business.





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
         5.1.2 COOPERATION AND BEST EFFORTS. It will cooperate with the other Constituent Corporation and use its best efforts to (a) procure upon reasonable terms and conditions all necessary consents and approvals, (b) complete all necessary filings, registrations and certificates, (c) satisfy all requirements prescribed by law for, and all conditions to, the consummation of the Merger and the transactions contemplated hereby and by the Merger Agreement, and (d) effect the transactions contemplated by the Merger Agreement and this Agreement at the earliest practicable date.

         5.1.3 PRESERVATION OF BUSINESS. It will use its best efforts to preserve the possession and control of all of its assets other than those consumed or disposed of for value in the ordinary course of business, to preserve the goodwill of customers and others having business relations with it and to do nothing knowingly to impair its ability to keep and preserve its business as it exists on the date of this Agreement.

         5.1.4 NOTIFICATION OF MATERIAL CHANGES. It will provide the other Constituent Corporation with prompt written notice of any adverse or potentially adverse material change in its or its consolidated group's financial condition, results of operations, business or prospects.

         5.1.5 PRESS RELEASES. It will cooperate with the other Constituent Corporation in the preparation of any press releases announcing the execution of this Agreement or the consummation of the transactions contemplated hereby. Unless approved by the chief executive officer of the other Constituent Corporation in advance, neither Constituent Corporation will issue any press release or written statement for general circulation relating to the transactions contemplated hereby, except as otherwise required by law.

         5.1.6 CONDUCT OF BUSINESS. It will conduct, and will cause each member of its consolidated group to conduct, its business only in the ordinary course and, by way of amplification and not limitation, except as otherwise provided herein, each member of its consolidated group will not, without the prior written consent of the chief executive officer of the other Constituent
Corporation:

         (a) with respect to CNB and its consolidated group only, except in the ordinary course of business, (i) dispose of any material portion of its assets,
(ii) place or suffer to exist on any material portion of its assets or properties any mortgage, pledge, lien, charge or other encumbrance, except those of the character described in Subsection 4.1.10 hereof, or (iii) cancel any indebtedness owing to it or any claims which it may have possessed, or waive any right of substantial value or discharge or satisfy any noncurrent liability if such cancellation or waiver would have a material adverse effect on the financial condition, results of operations, business or prospects of its consolidated group, taken as a whole;

         (b) commit or omit to do any act which act or omission would cause a material breach of any material agreement, contract or commitment or which would have a material adverse effect on the financial condition, results of operations, business or prospects of its consolidated group;

         (c) violate any law, statute, rule, governmental regulation or order, which violation would have a material adverse effect on the financial condition, results of operations, business or prospects of its consolidated group;

         (d) fail to maintain its books, accounts and records in the usual manner on a basis consistent with that heretofore employed; or

         (e) fail to pay, or to make provision adequate in the good faith opinion of its management for the payment of, all taxes, interest payments and penalties due and payable (and/or accruable for all periods to the Effective Time, including that portion of its fiscal year up to and including the Effective Time) to any city, parish, state, foreign country, the United States or any other taxing authority, except those being contested in good faith by appropriate proceedings and for which sufficient reserves have been or will be established; provided, however, that no provision set forth in this Subsection
5.1.6 shall prevent, impair or otherwise restrict the ability of the Company to acquire or enter into agreements to acquire other bank or savings and loan holding companies, federal or state chartered bank, savings bank, thrift homestead association, savings association, savings and loan association, cooperative bank or similar financial institution (each individually a "Financial Institution") by merger, consolidation, purchase or otherwise, other than as prohibited by Section 5.6.





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
         5.1.7 LOAN POLICY. The Constituent Corporations shall not make any loans, or enter into any commitments to make loans, which vary materially and adversely from their respective current written loan policies, a true and correct copy of such loan policy having been provided to the other.

         5.2 ADDITIONAL NEGATIVE COVENANTS OF CNB. CNB will not do, and will cause each member of its consolidated group not to do, any one or more of the following:

         (a) declare, set aside, increase or pay any dividend, or declare or make any distribution on, or directly or indirectly combine, redeem, reclassify, purchase or otherwise acquire, except from other members of CNB's consolidated group or in satisfaction of debts previously contracted, any shares of its capital stock or authorize the issuance of or issue any additional shares of its capital stock or any securities or obligations convertible into or exchangeable for its capital stock or any warrants, options or other rights to acquire its capital stock, except pursuant to existing obligations under stock option and employee benefit plans; provided that the prohibitions of this Section 5.2 shall not prohibit (i) the declaration and payment of dividends or distributions from any member of CNB's consolidated group to any other member of its consolidated group or (ii) the declaration and payment by CNB (to the extent it otherwise is legally permitted) of cash dividends on the issued and outstanding shares of CNB Common Stock (A) for 1994 in the aggregate amount of $2.20 per share, of which $1.40 has previously been declared and up to $.80 per share may hereafter be declared and paid, and (B) for each fiscal year (or portion thereof) after 1994 occurring prior to the Effective Time at a rate of up to $ .1333 per share times the number of complete calendar months elapsed prior to the Effective Time during the fiscal year for which the dividend is being paid;

         (b) amend its Articles of Incorporation or Bylaws;

         (c) enter into or modify any agreement so as to require the payment, conditionally or otherwise, of any salary, bonus, extra compensation, pension or severance payment to any of its present or former directors, officers or employees, except such agreements as are terminable at will without any penalty or other payment; or increase by more than seven percent (7%) the compensation (including salaries, fees, bonuses, profit sharing, incentive, pension, retirement or other similar payments) of any such person, or increase by more than ten percent (10%) the annual compensation of any such person whose annual compensation is, or after such increase would be, in excess of $50,000; or

         (d) enter into any new line of business.

         5.3 CNB SHAREHOLDER APPROVAL. CNB's Board of Directors shall submit this Agreement and the Merger Agreement to its shareholders for approval in accordance with the LBCL at a special meeting duly called for that purpose as soon as practicable.

         5.4 CNC SHAREHOLDER APPROVAL. If required, CNC ' s Board of Directors shall submit this Agreement and the Merger Agreement to CNC ' s shareholders for approval in accordance with the business corporation law of CNC's jurisdiction of incorporation at a special meeting duly called for that purpose as soon as practicable.

         5.5 PROHIBITED NEGOTIATIONS. Prior to the Effective Time or until the termination of this Agreement, no member of the CNB consolidated group shall, without the prior approval of the chief executive officer of the Company,

         (a)  solicit or encourage inquiries or proposals with respect to; or

         (b) except to the extent required in the opinion of its counsel by its legal obligations, furnish any information relating to or participate in any negotiations or discussions concerning, any acquisition or purchase of all or a substantial portion of the assets of, or of a substantial equity interest in, such member or any subsidiary thereof, or any business combination with such member or any subsidiary thereof, other than as contemplated by this Agreement; CNB will notify the Company immediately if any such inquiries or proposals are received by it, any such information is requested from it, or any such negotiations or discussions are sought to be initiated with it, and shall instruct its officers, directors, agents and affiliates to refrain from doing any of the above; provided, however, that nothing contained herein shall be deemed to prohibit any officer or director of CNB from taking any action that in the opinion of counsel to CNB is required by law.

         5.6 RESTRICTION ON ACQUISITION. Prior to Closing, or until termination of this Agreement, the Company shall not, directly or indirectly, without the consent of CNB, acting through CNB's Board of Directors acquire, or enter into agreements to acquire, any Financial Institution with its principal business location in Tangipahoa Parish, Louisiana (other than CNB), whether by merger, consolidation, purchase or otherwise, or enter into discussions or negotiations with any such Financial Institution with respect thereto.

         5.7 EMPLOYEE BENEFITS AND CONTRACTS. From and after the Effective Time, the Company will, subject to compliance with applicable legal and regulatory requirements, provide coverage for all CNB and Bank employees under all Company benefit plans for which they are eligible or would be eligible if such employees where employees of the Company, as soon as practicable after the Effective Time. For purposes of participation and vesting (but not accrual of benefits) under such employee benefit plans, the service of the employees of CNB and members of its consolidated group prior to the Effective Time shall be treated as service with members of the Company's consolidated group participating in such employee benefit plans. CNC or the Company shall honor, and shall cause the Bank and its successors and assigns to honor, in accordance with their terms all employment, severance, consulting, and other compensation contracts disclosed in CNB's Proxy Statement for its 1994 Annual Meeting of Shareholders or in the schedule attached as Exhibit 4.1.12 between CNB and members of its consolidated group and any current or former director, officer or employee thereof, and all provisions for vested benefits or other vested amounts earned or accrued through the Effective Time under the CNB Employee Benefit Plans. CNC or the Company also shall assume in writing the employment contracts listed in the schedule attached as Exhibit 4.1.12.

         5.8 ISSUANCE OF COMPANY COMMON STOCK. The Board of Directors of the Company shall, prior to the Closing, take such action as is required to permit the issuance of the Company Common Stock issuable pursuant to the Merger. The Company shall, prior to the Closing, take such action as shall be necessary to permit the shares of the Company Common Stock issuable to holders of CNB Common Stock by reason of the Merger to be approved for listing on the national market system of the National Association of Securities Dealers Automated Quotations System ("NASDAQ/NMS") subject to official notice of issuance.

         5.9 REGULATORY APPROVALS. The Company and CNC will prepare and submit all regulatory applications which are required to be made to the Federal Reserve Board pursuant to the Bank Holding Company Act, the FDIC, the Louisiana Office of Financial Institutions, and any other Federal or state Regulatory Authority or other governmental authority having jurisdiction with respect to the Merger and the transactions contemplated in connection with the Merger for all appropriate orders, authorizations, consents and approvals. CNB shall cooperate fully with the Company and CNC and shall provide such support, assistance and information to CNC and the Company as may be reasonably requested by it in connection with its applications for all necessary approvals, in connection with the transactions contemplated by this Agreement.

         5.10 REGISTRATION STATEMENT AND PROXY STATEMENT.

         (a) The Company shall prepare and file on Form S-4 or its equivalent a registration statement (the "Registration Statement") under the Securities Act of 1933, as amended (the "Securities Act"), complying with all the requirements of the Securities Act and Securities Exchange Act of 1934 (the "Exchange Act") applicable thereto, for the purpose of registering Company Common Stock to be issued to the holders of CNB Common Stock in the Merger. The Company shall use its best efforts to cause the Registration Statement to become effective as soon as practicable, to qualify Company Common Stock under the securities or blue sky laws of such jurisdictions as may be required and to keep the Registration Statement and such qualifications current and in effect for so long as is necessary to consummate the transaction contemplated herein. The Company will advise CNB promptly after it receives notice thereof of the time when the Registration Statement has become effective or any supplement or amendment has been filed, of the issuance of any stop order, of the suspension of the qualification of Company Common Stock issuable in connection with the Merger for offering or sale in any jurisdiction, of the initiation or threat of any proceeding for any such purpose, or of any request by the SEC for the amendment or supplement of the Registration Statement or for additional information.

         (b) CNB shall cooperate in preparing the Registration Statement and related proxy statement (the "Proxy Statement") to be used to solicit the approval of CNB's shareholders of this Agreement and the Merger Agreement. CNB will promptly furnish all such data and information relating to it and its subsidiaries as the Company may reasonably request for the purpose of including such data and information in the Registration Statement.

         (c) The Company will indemnify and hold harmless CNB, each of its directors, each of its officers and each person, if any, who controls CNB within the meaning of the Securities Act against any losses, claims, damages or liabilities, joint, several or solidary, to which they or any of them may become subject, under the Securities Act, any state securities or blue sky laws, or otherwise, insofar as such losses, claims, damages or liabilities (or actions in respect thereof) arise out of or are based upon an untrue statement or alleged untrue statement of a material fact contained in the Registration Statement, or in any amendment or supplement thereto, or the omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading, and will reimburse each such person for any legal or other expenses reasonably incurred, promptly as they are incurred, by such person in connection with investigating or defending any such action or claim; provided, however, that the Company shall not be liable in any case to the extent that any such loss, claim, damage or liability (or action in respect thereof) arises out of or is based upon any untrue statement or alleged untrue statement or omission or alleged omission made in the Registration Statement or any such amendment or supplement concerning the business, financial condition, properties, securities, capitalization, management, operations or condition of CNB and members of its consolidated group.


         (d) Promptly after receipt by an indemnified party under subparagraph
(c) above of notice of the commencement of any action, such indemnified party shall, if a claim in respect thereof is to be made against the Company under such subparagraph, notify the Company in writing of the commencement thereof. In case any such action shall be brought against any indemnified party and it shall notify the Company of the commencement thereof, the Company shall be entitled to participate therein and, to the extent that it shall wish, to assume the defense thereof, with counsel satisfactory to such indemnified party, and, after notice from the Company to such indemnified party of its election so to assume the defense thereof, the Company shall not be liable to such indemnified party under such subparagraph for any legal expenses of other counsel or any other expenses subsequently incurred by such indemnified party; provided, however, if the Company elects not to assume such defense or counsel for the indemnified parties advises in writing that there are material substantive issues which raise conflicts of interest between the Company or CNB and one or more of the indemnified parties, such indemnified parties may retain counsel satisfactory to them, and the Company shall pay all reasonable fees and expenses of such counsel for the indemnified parties promptly as statements therefor are received.

         5.11 INDEMNIFICATION AND LIABILITY INSURANCE.

         (a) From and after the Effective Time, CNC and the Company shall, and shall cause Bank and its successors and assigns to, indemnify, defend, and hold harmless the present and former directors, officers, employees and agents of CNB and Bank (each such director, officer, employee or agent referred to as an "Indemnified Party") against all losses, claims, damages or liabilities, joint, several or solidary, and any action or other proceeding in respect thereof, to which the Indemnified Parties or any of them become subject, arising out of actions or omissions occurring at or prior to the Effective Time (including the transactions contemplated by this Agreement) to the full extent permitted under Louisiana Law or by CNB's Articles of Incorporation and Bylaws as in effect on the date hereof, and will reimburse each such Indemnified Party for any legal or other expenses reasonably incurred, promptly as they are incurred, by such Indemnified Party in connection with investigating or defending any such loss, claim, damages, liability or action or proceeding. Without limiting the foregoing, in any case in which approval is required to effectuate any indemnification, the determination of any such approval shall be made, at the election of the Indemnified Party, by independent counsel mutually agreed upon between CNC and the Company, and the Indemnified Party. The rights granted to the Indemnified Parties under this Section and persons indemnified under
Section 5.10 are contractual rights inuring to the benefit of each such Indemnified Party or other indemnified person and shall survive the Effective Time and any merger, consolidation or other reorganization of CNC or the Company, the Bank and their respective successors and assigns.

         (b) Promptly after receipt by an Indemnified Party under the preceding subparagraph (a) of notice of the commencement of any action, such Indemnified Party shall, if a claim in respect thereof is to be made against CNC or the Company under such subparagraph, notify CNC and the Company in writing of the commencement thereof. In case any such action shall be brought against any Indemnified Party and it shall notify CNC and the Company of the commencement thereof, CNC and the Company shall be entitled to participate therein and, to the extent that it shall wish, to assume the defense thereof, with counsel satisfactory to such Indemnified Party, and, after notice from CNC and the Company to such Indemnified Party of its election so to assume the defense thereof, CNC and the Company shall not be liable to such Indemnified Party under such subparagraph for any legal expenses of other counsel or any other expenses subsequently incurred by such Indemnified Party; provided, however, if CNC and the Company elect not to assume such defense or counsel for the Indemnified Parties advises in writing that there are material substantive issues which raise conflicts of interest between CNC, Company or CNB and one or more of the Indemnified Parties, such Indemnified Parties may retain counsel satisfactory to them, and CNC and the Company shall pay all reasonable fees and expenses of such counsel for the Indemnified Parties promptly as statements therefor are received.

         (c) CNC and the Company shall use its best efforts to maintain CNB's existing directors' and officers' liability insurance policy (or a policy providing at least comparable coverage) covering persons who are currently covered by such insurance for a period of five (5) years after the Effective Time on terms generally no less favorable than those in effect on the date of this Agreement; provided, however, that CNC and the Company may substitute therefor policies providing at least comparable coverage containing terms and conditions no less favorable than those in effect on the date of this Agreement.

         5.12 CNB AFFILIATES. CNB shall obtain by the Effective Time an agreement from each of its shareholders who beneficially owns, within the meaning of Rule 13d-3 under the Exchange Act, ten percent (10%) or more of the capital stock of CNB and from each of its directors and executive officers (an "Affiliate") who will receive shares of Company Common Stock by virtue of the Merger to the effect that (a) he or she will not dispose of any Company Common Stock received pursuant to the Merger in violation of the Securities Act or the rules and regulations of the SEC thereunder and (b) in any event, if the Merger is to be treated by the Company as a pooling of interests for accounting purposes, until financial results covering at least thirty (30) days of combined operations of the Constituent Corporations after the Effective Time have been published.

         5.13 UNDERTAKING TO FILE REPORTS AND COOPERATE IN RULE 144 TRANSACTIONS. The Company covenants to use its best efforts to file in a timely manner all material required to use filed pursuant to Section 13, 14, or 15(d) of the Exchange Act, or the rules and regulations promulgated thereunder, so as to continue the availability of Rule 144 for sales of Company Common Stock. In the event of any proposed sale by any former shareholder of CNB Common Stock who receives shares of Company Common Stock by reason of the Merger, the Company covenants to use its best efforts to cooperate with such shareholder so as to enable such sale to be made in accordance with applicable laws, rules, and regulations, the requirements of the Company's transfer agents, and the reasonable requirements of the broker through which such sale is proposed to be executed. Without limiting the generality of the foregoing, the Company agrees to furnish, upon request and at its expense, to the extent it is able, with respect to each such sale (a) a written statement certifying that the Company has filed all reports required to be filed by it under the Exchange Act for a period of at least one (1) year preceding the date of the proposed sale, and, in addition, has filed the most recent annual report required to be filed by it thereunder, and (b) an opinion of the Company's counsel regarding such matters as the Company's transfer agents or the broker executing such sale may reasonably require to confirm.

         5.14 REGISTRATION RIGHTS. At the Closing, the Company shall furnish to the holders of shares of CNB Common Stock listed in Exhibit 5.14-A an agreement in substantially the form attached as Exhibit 5.14-B.

                                   ARTICLE 6
                     CONDITIONS TO CLOSING AND TERMINATION

         6.1 CONDITIONS TO OBLIGATIONS OF EACH CONSTITUENT CORPORATION. The obligations of each Constituent Corporation to consummate the Merger shall be subject to the satisfaction of the following conditions at or before the Effective Time, unless waived by both Constituent Corporations:

         6.1.1 SHAREHOLDER APPROVAL. This Agreement and the Merger Agreement shall have been duly approved by the shareholders of CNB and, if required, CNC and the Company.

         6.1.2 REGISTRATION STATEMENT. The Registration Statement shall be effective under the Securities Act, no stop orders suspending the effectiveness of the Registration Statement shall have been issued, no action, suit, proceeding, or investigation by the SEC to suspend the effectiveness thereof shall have been initiated and be continuing, and all necessary approvals under state securities and blue sky laws and the Securities Act and Exchange Act relating to the issuance or trading of the shares of Company Common Stock issuable pursuant to the Merger shall have been received.

         6.1.3 EXCHANGE LISTING. The shares of Company Common Stock issuable pursuant to the Merger shall have been approved for listing on the NASDAQ/NMS.

         6.1.4 STATUTORY REQUIREMENTS AND REGULATORY APPROVAL. All statutory requirements for the valid consummation by the Constituent Corporations of the transactions contemplated by the Merger Agreement and this Agreement shall have been fulfilled; all appropriate orders, authorizations, consents, and approvals from all regulatory agencies and other governmental authorities whose order, consent or approval is required by law for the consummation of the transactions contemplated by this Agreement and the Merger Agreement, including but not limited to approval of the Merger by the Federal Reserve Board pursuant to
Section 3(a) of the Bank Holding Company Act, shall have been received and the terms of all requisite orders, consents, and approvals shall then permit the effectuation of the Merger.

         6.1.5 NO RESTRAINING ACTION. (a) No action or proceeding shall have been threatened or instituted before a court or other governmental body by any governmental agency or public authority to restrain or prohibit the transactions contemplated by the Merger Agreement or this Agreement or to obtain damages or other material relief in connection with the execution of such agreements or the consummation of the transactions, contemplated hereby or thereby; and (b) no governmental agency shall have given notice to either Constituent Corporation to the effect that consummation of the transactions contemplated by the Merger Agreement or this Agreement would constitute a violation of any law or that it intends to commence proceedings to restrain consummation of the Merger; provided, however, that (i) the occurrence of an event described in clause (a) or (b) of this subparagraph shall not be deemed to create a condition pursuant to this subparagraph unless the Board of Directors of either of the Constituent Corporations, by a vote of at least two-thirds of the members thereof, shall have determined in good faith, and given written notice to the other of its determination, that the occurrence of the event makes consummation of the Merger unwise in its opinion, (ii) if any action or proceeding described in clause (a) of this subparagraph has been concluded by a final and non-appealable judgment which would not result in material damages to either Constituent Corporation or restrain, prohibit or declare unlawful the consummation of the transactions contemplated by the Merger Agreement or this Agreement, then the action or proceeding shall not be deemed to create a condition pursuant to this Subsection 6.1.5 and (iii) no action purporting to assert the right of a dissenting shareholder shall be deemed to create a condition under this Subsection 6.1.5.

         6.1.6 TAX MATTERS. Each Constituent Corporation and the shareholders of CNB shall have received a written opinion of counsel for CNC and the Company, which counsel shall be reasonably satisfactory to CNB, in form reasonably satisfactory to each Constituent Corporation (the "Tax Opinion"), to the effect that (i) the Merger will constitute a reorganization within the meaning of Section 368(a) of the Code, (ii) the exchange in the Merger of CNB Common Stock for Company Common Stock will not give rise to gain or loss to the shareholders of CNB with respect to such exchange (except to the extent of any cash received), (iii) neither CNB, CNC, and the Company will recognize gain or loss as a consequence of the Merger, (iv) the basis of the shares of Company Common Stock to be received in the Merger by holders of CNB Common Stock will, in each instance, include the basis of the respective shares of CNB Common Stock exchanged therefor, provided that the shares of CNB Common Stock are held as capital assets at the Effective Time, (v) the holding period of the shares of Company Common Stock will, in each instance, include the holding period of the respective shares of CNB Common Stock exchanged therefor, provided that the shares of CNB Common Stock are held as capital assets at the Effective Time, and (vi) the payment of cash to holders of CNB Common Stock in lieu of fractional share interests of Company Common Stock will be treated as if the fractional shares were distributed as part of the exchange and then redeemed by the Company. In rendering such Tax Opinion, counsel for CNC and the Company shall be entitled to rely upon representations of officers of CNB, CNC and the Company reasonably satisfactory in form and substance to such counsel.

         6.2 CONDITIONS TO OBLIGATIONS OF CNB. The obligations of CNB to consummate the Merger shall be subject to the satisfaction of the following conditions at or before the Effective Time, unless waived by CNB:

         6.2.1 REPRESENTATIONS AND WARRANTIES. All representations and warranties of CNC and the Company herein contained shall be true in all material respects at the Effective Time, with the same effect as if made at the Effective Time, except to the extent of changes permitted by the terms of this Agreement and except to the extent that the facts constituting any untruth or inaccuracy in such representations or warranties do not reflect that a material adverse change in the financial condition, results of operations, business or prospects, taken as a whole, of CNC and the Company has occurred or is reasonably likely to occur.

         6.2.2 PERFORMANCE OF COVENANTS. Each member of the Company's consolidated group shall have performed in all material respects all material obligations and complied in all material respects with all material covenants required by the Merger Agreement and this Agreement to be performed or complied with by it prior to the Effective Time.





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
         6.2.3 NO MATERIAL ADVERSE CHANGE. There shall not have occurred any material adverse change from September 30, 1994 to the Effective Time in the financial condition, results of operations, business, or prospects of the consolidated group of the Company taken as a whole.

         6.2.4 CERTIFICATES. CNC and the Company shall have delivered to CNB its certificate dated as of the day of the Effective Time and signed by its chief executive officer and its chief financial officer to the effect that the conditions to CNB's obligations set forth in Subsections 6.2.1, 6.2.2 and 6.2.3 have been satisfied.

         6.2.5 FAIRNESS OPINIONS. CNB shall have received a letter from Alex Sheshunoff & Co., or another financial advisor selected by CNB, dated within five (5) days of the date of mailing of the Proxy Statement to its shareholders, and updated to within five (5) days prior to the Effective Time to the effect that the terms of the Merger are fair to its shareholders from a financial point of view.

         6.2.6 OPINION OF COUNSEL. CNB shall have received from counsel to CNC and the Company, which counsel shall be reasonably acceptable to CNB, an opinion dated as of the Effective Time, in the form attached as Exhibit 6.2.6.

         6.2.7 REGISTRATION RIGHTS AGREEMENT. The Company shall have delivered to the holders of shares of CNB Common Stock listed in Schedule 5.14-A an agreement in substantially the form attached as Exhibit 5.14-B.

         6.3 CONDITIONS TO OBLIGATIONS OF CNC AND THE COMPANY. The obligations of CNC and the Company to consummate the Merger shall be subject to the satisfaction of the following conditions at or before the Effective Time, unless waived by CNC and the Company:

         6.3.1 REPRESENTATIONS AND WARRANTIES. All representations and warranties of CNB herein contained shall be true in all material respects at the Effective Time, with the same effect as if made at the Effective Time, except to the extent of changes permitted by the terms of this Agreement and except to the extent that the facts constituting any untruth or inaccuracy in such representations or warranties do not reflect that a material adverse change in the financial condition, results of operations, business or prospects, taken as a whole, of CNB has occurred or is reasonably likely to occur.

         6.3.2 PERFORMANCE OF COVENANTS. Each member of CNB's consolidated group shall have performed in all material respects all material obligations and complied in all material respects with all material covenants required by the Merger Agreement and this Agreement to be performed or complied with by it prior to the Effective Time.

         6.3.3 NO MATERIAL ADVERSE CHANGE. There shall not have occurred any material adverse change from September 30, 1994 to the Effective Time in the financial condition, results of operations, business, or prospects of the consolidated group of CNB taken as a whole.

         6.3.4 CERTIFICATES. CNB shall have delivered to CNC and the Company its certificate dated as of the day of the Effective Time and signed by its chief executive officer and its chief financial officer to the effect that the conditions to CNC and the Company's obligations set forth in Subsections 6.3.1,
6.3.2 and 6.3.3 have been satisfied.

         6.3.5 OPINION OF COUNSEL. CNC and the Company shall have received from counsel to CNB, which counsel shall be reasonably acceptable to CNC and the Company, an opinion dated as of the Effective Time, in the form attached as
Exhibit 6.3.5.

         6.3.6 DISSENTERS' SHARES. The number of shares as to which dissenters' rights have been perfected and not withdrawn or otherwise forfeited under Section 131 of the LBCL shall not exceed ten percent (10%) of the outstanding shares of CNB.

         6.4 WAIVER OF CONDITIONS. Any condition to a Constituent Corporation's obligations hereunder may be waived by it, other than the conditions specified in Subsections 6.1.1, 6.1.2, 6.1.3, and 6.1.4. The failure to waive any condition to a Constituent Corporation's obligations hereunder shall not be deemed a breach of Subsection 5.1.2 hereof.

                                   ARTICLE 7
                            TERMINATION AND SURVIVAL

         7.1 GROUNDS FOR TERMINATION. This Agreement may be terminated at any time before the Effective Time:

         7.1.1 MUTUAL CONSENT. By the mutual consent of the Boards of Directors of the Constituent Corporations.

         7.1.2 MATERIAL BREACH. By the Board of Directors of either Constituent Corporation in the event of a material breach by the other Constituent Corporation (a) of any representation or warranty herein, if the facts constituting such breach reflect a material adverse change in the financial condition, results of operations, business or prospects of the consolidated group, taken as a whole, of the breaching Constituent Corporation, or (b) of any material agreement herein, which in either case cannot be cured within sixty (60) days after written notice of such breach is given to the Constituent Corporation committing such breach.

         7.1.3 FAILURE TO OBTAIN NECESSARY CONSENTS. By the Board of Directors of either Constituent Corporation in the event (i) any consent or approval of any Regulatory Authority required for consummation of the Merger and the other transactions contemplated hereby shall have been denied by final nonappealable action of such authority or if any action taken by such authority is not appealed within the time limit for appeal, (ii) the shareholders of CNB fail to vote their approval of this Agreement and the transactions contemplated hereby as required by the LBCL at the Shareholders' Meeting, or (iii) the shareholders of CNC fail to vote their approval of this Agreement and the transactions contemplated hereby in the manner required by the business corporation law of the jurisdiction in which CNC is organized, if this Agreement and the transactions contemplated hereby are required to be approved by the shareholders of CNC under such business corporation law.

         7.1.4 EXPIRATION OF TIME PERIOD. By the Board of Directors of either Constituent Corporation in the event that the Merger shall not have been consummated by September 30, 1995, if the failure to consummate the transactions contemplated hereby on or before such date is not caused by any breach of this Agreement by the Constituent Corporation electing to terminate pursuant to this Subsection 7.1.4.

         7.1.5 FAILURE OF CONDITIONS. By the Board of Directors of either Constituent Corporation in the event that any of the conditions to the obligations of such Constituent Corporation to consummate the Merger cannot be satisfied or fulfilled by the date specified in Subsection 7.1.4 of this Agreement and will not be waived by such Constituent Corporation.

         7.1.6 FAILURE TO OBTAIN FAIRNESS OPINION. By the Board of Directors of CNB, if CNB shall not have received a letter from Alex Sheshunoff & Co., or another financial advisor selected by CNB, dated within five (5) days of the date of mailing of the Proxy Statement to its shareholders, and updated to within five (5)days prior to the Effective Time to the effect that the terms of the Merger are fair to its shareholders from a financial point of view or, if either such fairness opinion shall have been withdrawn after having been given.

         7.2 EFFECT OF TERMINATION. If this Agreement shall terminate pursuant to Section 7.1, the Merger Agreement shall also terminate, and this Agreement and the Merger Agreement shall be void and of no further effect, and there shall be no liability by reason of this Agreement or the Merger Agreement, or the termination thereof, on the part of the Constituent Corporations or their respective directors, officers, employees, agents or shareholders, except that (a) the provisions of Section 5.10(c) and (d) shall survive for a period of five (5) years after such termination for the benefit of the officers, directors and controlling persons of CNB referred to in
Section 5.10(c) and (d), and (b) liability of the Constituent Corporations for breach of Sections 3.1, 5.1.2, 5.5, and 5.6 shall survive for a period of six
(6) months following any termination of this Agreement, at which time such provisions shall terminate, be void and have no further effect.

         7.3 SURVIVAL. Except for the representations, warranties and agreements of CNC and the Company contained in Articles 1 and 2, Sections 4.3.2, 4.3.5, 5.7, 5.8, 5.10(c) and (d), 5.11, 5.13 and 8.8, which shall survive the Closing and Effective Time until performed or until the applicable period of limitations with respect thereto shall have expired, the representations, warranties and other agreements of the Constituent Corporations herein (as well as any representations and warranties made in any other document related hereto, including without limitation any certificate delivered in connection with this Agreement) shall expire with, and be terminated and extinguished by, the effectiveness of the Merger and shall not survive the Effective Time.

         7.4 DEFENSES PRESERVED. Except as provided in Sections 7.2 and 7.3, the sole right and remedy arising from a misrepresentation or breach of a warranty made by either Constituent Corporation shall be the termination of this Agreement by the other Constituent Corporation prior to the Effective Time pursuant to Section 7.1; provided, however, that no representation or warranty given by CNB or any member of its consolidated group shall be deemed to be terminated or extinguished so as to deprive CNC, the Company, DGNB, Commercial National, or their respective directors and officers, and no representation or warranty given by CNC and the Company shall be deemed to be terminated or extinguished so as to deprive the former directors and officers of CNB or Bank, of any defense in law or equity that they otherwise would have to any claim against them by any person, including, without limitation, any shareholder or former shareholder of the Company or CNB. The survival of representations and warranties pursuant to this Section shall be solely for the purpose of affording defenses as described herein and shall not create, and shall not be construed to create, a cause or right of action or other right (whether direct, indirect or third-party) in any person.

                                   ARTICLE 8
                                 MISCELLANEOUS

         8.1 NOTICES. Any notice, communication, request, reply, advice or disclosure (hereinafter severally and collectively called "notice") required or permitted to be given or made by any party to another in connection with this Agreement or the Merger Agreement or the transactions herein contemplated must be in writing and may be given or served by facsimile transmission or by depositing the same in the United States mail, postage prepaid and registered or certified with return receipt requested, or by delivering the same to the address of the persons or entity to be notified, or by sending by a national commercial courier service (such as Federal Express, Emery Air Freight, Network Courier, Purolator or the like) for next-day delivery, provided such delivery is confirmed in writing by such courier. Notice deposited in the mail in the manner hereinabove described shall be effective 48 hours after such deposit, and notice delivered by facsimile transmission, in person, or by commercial courier shall be effective at the time of delivery. A party delivering notice shall endeavor to obtain a receipt therefor. For purposes of notice, the addresses of the parties shall, until changed as hereinafter provided, be as follows:

If to CNC and the Company:

         Deposit Guaranty Corp.
         One Deposit Guaranty Plaza
         210 East Capitol Street
         P.0. Box 730
         Jackson, Mississippi  39205
         Attention:  Arlen L. McDonald
         Fax Number: (601) 354-8192
         Phone Number: (601)354-8497

         With copies to:

         Watkins Ludlam & Stennis
         633 North State Street  (39202)
         Post Office Box 427
         Jackson, Mississippi  39205-0427
         Attention:  L. Keith Parsons, Esq.
         Fax Number: (601) 949-4804
         Phone Number: (601) 949-4701

         If to CNB:

         Citizens National Bancshares, Inc.
         201 N.W. Railroad Avenue
         Hammond, Louisiana 70401
         Attention: Phil K. Livingston
         Fax Number: (504) 542-2209
         Phone Number.: (504) 345-3545

With copies to:

         Stone, Pigman, Walther, Wittmann & Hutchinson
         546 Carondelet Street
         New Orleans, Louisiana 70130-3588
         Attention: Paul M. Haygood, Esq.
         Fax Number.: (504) 581-3861
         Phone Number: (504) 581-3200

or such substituted persons or addresses as either Constituent Corporation has given notice to the other in writing.

         8.2 WAIVER. The failure by either Constituent Corporation to enforce any of its rights hereunder shall not be deemed to be a waiver of such rights, unless such waiver is an express written waiver which has been signed by the waiving party, and expressly approved by its Board of Directors. Waiver of any one breach shall not be deemed to be a waiver of any other breach of the same or any other provision hereof.

         8.3 EXPENSES. Regardless of whether the Merger is consummated, all expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be borne by the Constituent Corporation incurring them.

         8.4 HEADINGS. The headings in this Agreement have been included solely for ease of reference and shall not be considered in the interpretation or construction of this Agreement.

         8.5 EXHIBITS AND SCHEDULES. The exhibits and schedules to this Agreement are incorporated herein by this reference and expressly made a part hereof.

         8.6 INTEGRATED AGREEMENT. This Agreement, the Merger Agreement, the schedules and exhibits hereto and thereto and all other documents and instruments delivered in accordance with the terms hereof constitute the entire understanding and agreement among the Constituent Corporations hereto with respect to the subject matter hereof, and there are no agreements, understandings, restrictions, representations or warranties among the Constituent Corporations other than those set forth herein or herein provided for, all prior agreements and understandings being superseded hereby.

         8.7 CHOICE OF LAW. The validity of this Agreement and the Merger Agreement, the construction of their terms and the determination of the rights and duties of the parties hereto and thereto shall be governed by and construed in accordance with the laws of the United States and those of the State of Louisiana applicable to contracts made and to be performed wholly within such State.

         8.8 PARTIES IN INTEREST. This Agreement shall bind and inure to the benefit of the Constituent Corporations hereto. This Agreement may not be transferred or assigned by either Constituent Corporation without the prior written consent of the other Constituent Corporation, including any transfer or assignment by operation of law. Nothing in this Agreement or the Merger Agreement is intended or shall be construed to confer upon or to give any person other than the Constituent Corporations any rights or remedies under or by reason of this Agreement, except as expressly provided for herein and except that (a) following the Effective Time the surviving representations, warranties and agreements of CNC and the Company in Articles 1 and 2, and in Sections 4.3.2, 4.3.5, 5.8, 5.13 and this Section 8.8 which survive the Effective Time, shall inure to the benefit of the recipients of Company Common Stock pursuant to the Merger, (b) following the Effective Time, the representations, warranties and agreements of CNC and the Company in Sections 5.7, 5.10(c) and
(d), and 5.11 and this Section 8.8, which survive the Effective Time, shall inure to the benefit of the persons who were the directors, officers, employees and controlling persons of CNB's consolidated group prior to the Effective Time referred to in such Sections, and (c) if this Agreement is terminated under
Section 7.1, the agreements of CNC and the Company in Section 5.10(c) and (d) shall inure to the benefit of the officers, directors and controlling persons of CNB referred to in Section 5.10.

         8.9 KNOWLEDGE. The term "knowledge" as used with respect to a Constituent Corporation shall mean the actual knowledge of the chairman, chief executive officer, president, chief operating officer, chief financial officer, chief accounting officer, chief credit officer, general counsel, any assistant or deputy general counsel, or any senior or executive vice president of such Constituent Corporation.

         8.10 AMENDMENTS. The Constituent Corporations may, by mutual agreement of their respective Boards of Directors, amend, modify or supplement this Agreement, any exhibit to this Agreement and the Merger Agreement in such manner as may be agreed upon by the Constituent Corporations in writing, at any time before or after approval of this Agreement and the Merger Agreement by their shareholders, provided that no such amendment, modification or supplement made after such approval by the shareholders shall, in the sole judgment of the Boards of Directors of the Constituent Corporations, materially and adversely affect the rights of their respective shareholders. This Agreement and any exhibit to this Agreement may be amended and, as amended, restated, at any time by the mutual consent of the chief executive officers of the Constituent Corporations, without the necessity for approval by their respective Boards of Directors or shareholders, to correct typographical errors or to change erroneous references or cross references, or in any other manner which is immaterial to the substance of the transactions contemplated hereby.

         8.11 COUNTERPARTS. This Agreement may be executed by the Constituent Corporations in one or more counterparts, any one of which need not contain the signature of more than one party, but all of which taken together shall constitute one and the same original instrument.

         IN WITNESS WHEREOF, the Constituent Corporations have executed this Agreement as of the date first above written.

                                DEPOSIT GUARANTY CORP.


                                By:_______________________________________
                                      E. B. Robinson, Jr., Chairman of the
                                      Board and Chief Executive Officer

                                COMMERCIAL NATIONAL CORPORATION


                                By:______________________________________
                                      E. B. Robinson, Jr., Chairman

                                CITIZENS NATIONAL BANCSHARES, INC.


                                By:______________________________________
                                      Phil K. Livingston, President and
                                      Chief Executive Officer

                                                                       EXHIBIT 1

                                MERGER AGREEMENT

         This Merger Agreement is made and entered into as of ________, 1995, between Deposit Guaranty Corp. (the "Company"), a Mississippi corporation, Commercial National Corporation ("CNC"), a Louisiana corporation and Citizens National Bancshares, Inc. ("CNB"), a Louisiana corporation.

                                  WITNESSETH:

         WHEREAS, the Company, CNC, and CNB (collectively, the "Constituent Corporations") and their respective Boards of Directors deem it advisable that CNB be merged into CNC (the "Merger") pursuant to the provisions of the Louisiana Business Corporation Law and upon the terms and conditions hereinafter set forth and in the Plan (as hereinafter defined); and

         WHEREAS, the Constituent Corporations have entered into an Agreement and Plan of Merger dated as of ________________, 1994, (the "Plan") setting forth certain representations, warranties, covenants and conditions relating to the Merger.

         NOW, THEREFORE, it is agreed as follows:

                                  ARTICLE ONE

                                   THE MERGER

         Upon the terms and subject to the conditions hereinafter set forth, at the Effective Time (as defined in Article Two hereof) CNB shall be merged into CNC and the separate existence of CNB shall cease.

                                  ARTICLE TWO

                                 EFFECTIVE TIME

         The Merger shall be effective at 12:01 a.m. on the date immediately following the day when this Merger Agreement, having been certified, signed and acknowledged in the manner required by law, is filed in the office of the Secretary of State of Louisiana (such time and date being herein referred to as the "Effective Time".

                                 ARTICLE THREE

                     CONVERSION AND CANCELLATION OF SHARES

         Except for shares as to which dissenters' rights have been perfected and not withdrawn or otherwise forfeited under Section 131 of the Louisiana Business Corporation Law, on the Effective Date each issued and outstanding share of CNB Common Stock, par value $10.00 per share ("CNB Common Stock"), shall be exchanged for and converted into ______________ shares of the Company Common Stock, no par value per share ("the Company Common Stock"). The exchange of certificates representing the Company Common Stock for certificates formerly representing CNB Common Stock shall be effected as provided in the Plan. No fractional shares of the Company Common Stock or script certificates representing such fractional shares will be issued to the holders of CNB Common Stock. Instead, a holder of CNB Common Stock otherwise entitled to receive such fractional shares shall be entitled to a cash payment (without interest) as provided in the Plan.

                                  ARTICLE FOUR

                               EFFECTS OF MERGER

         The Merger shall have the effects set forth in Section 115 of the Louisiana Business Corporation Law.

                                  ARTICLE FIVE

                           FILING OF MERGER AGREEMENT

         If this Merger Agreement is approved by the shareholders of CNB, then the fact of such approval shall be certified hereon by the secretary or assistant secretary of CNB, and this Merger Agreement, as approved and certified, shall be signed and acknowledged by the president or vice president of each of the Constituent Corporations. Thereafter, a multiple original of this Merger Agreement, so certified, signed and acknowledged, shall be delivered to the Secretary of State of Louisiana for filing and recordation in the manner required by law; and thereafter, as soon as practicable (but not later than the time required by law), a copy of the Certificate of Merger issued by the Secretary of State of Louisiana shall be filed for record in the office of the recorder of mortgages for the parish of Tangipahoa and shall also be recorded in the conveyance records for the parish of Tangipahoa and any other parish in which any of the Constituent Corporations owns real property at the Effective Time of the Merger.

                                  ARTICLE SIX

                                 MISCELLANEOUS

         The obligations of the Constituent Corporations to effect the Merger shall be subject to all of the terms and conditions of the Plan. At any time prior to the Effective Time, this Merger Agreement may be terminated (a) by the mutual agreement of the Boards of Directors of the Constituent Corporations notwithstanding approval of this Agreement by the shareholders of any or all of the Constituent Corporations or (b) pursuant to the terms and provisions of the Plan.

         IN WITNESS WHEREOF, this Merger Agreement has been approved by resolutions of the Boards of Directors of each of the Constituent Corporations, effective as of the day first above written.

                          CERTIFICATE OF SECRETARY OF
                        COMMERCIAL NATIONAL CORPORATION
                           (A LOUISIANA CORPORATION)

         I hereby certify that I am the duly elected Secretary of Commercial National Corporation, a Louisiana corporation, presently serving in such capacity and that, pursuant to Section 112E of the Louisiana Business Corporation Law, approval of the Merger Agreement by the shareholders of Commercial National Corporation is not required.

Certificate dated ____________________, 1995.


                                          _____________________________________
                                          Secretary

                          CERTIFICATE OF SECRETARY OF
                       CITIZENS NATIONAL BANCSHARES, INC.
                           (A LOUISIANA CORPORATION)

         I hereby certify that I am the duly elected Secretary of Citizens National Bancshares, Inc., a Louisiana corporation, presently serving in such capacity and that the foregoing Merger Agreement was, in the manner required by the Louisiana Business Corporation Law, duly approved, without alteration or amendment, by the shareholders of Citizens National Bancshares, Inc., at a meeting duly held pursuant to notice on ___________________, 1995, at which meeting a quorum was present and acting throughout by a vote of ___________ shares "for" to__________________ shares "against" or not voting.

Certificate dated __________________________, 1995.


                                          _____________________________________
                                          Secretary

                           EXECUTION BY CORPORATIONS

         Considering the approval of this Merger Agreement by the shareholders of Citizens National Bancshares, Inc., and the fact that no such approval is required by the shareholders of Commercial National Corporation, both as certified above, this Merger Agreement is executed by such corporations, acting through their respective Presidents, this ____ day of _________________,1995.




                                                   DEPOSIT GUARANTY CORP.



                                                   By:______________________________________________
                                                         President

ATTEST:


___________________________________________
Secretary

                                                   COMMERCIAL NATIONAL CORPORATION



                                                   By:______________________________________________
                                                         President
ATTEST:


__________________________________________
Secretary

                                                   CITIZENS NATIONAL BANCSHARES, INC.


                                                   By:______________________________________________
                                                         President

ATTEST:


_________________________________________
Secretary


                              ACKNOWLEDGMENT AS TO
                       CITIZENS NATIONAL BANCSHARES, INC

STATE OF LOUISIANA
PARISH OF TANGIPAHOA

         BEFORE ME, the undersigned Notary Public, on this ______ day of _____________, 199 _, in the presence of the undersigned competent witnesses, personally came and appeared ______________________, who, being duly sworn, declared and acknowledged before me that he is the President of Citizens National Bancshares, Inc. and that in such capacity he was duly authorized to and did execute the foregoing Merger Agreement on behalf of such Corporation, for the purposes therein expressed, and as his and such Corporation's free act and deed.

WITNESSES:

                                        ________________________________________

                                        ________________________________________
                                        Notary Public

                              ACKNOWLEDGMENT AS TO
                             DEPOSIT GUARANTY CORP.

STATE OF MISSISSIPPI
COUNTY OF HINDS

         BEFORE ME, the undersigned Notary Public, on this ______ day of _____________, 199 _, in the presence of the undersigned competent witnesses, personally came and appeared ______________________, who, being duly sworn, declared and acknowledged before me that he is the President of Deposit Guaranty Corp. and that in such capacity he was duly authorized to and did execute the foregoing Merger Agreement on behalf of such Corporation, for the purposes therein expressed, and as his and such Corporation's free act and deed.

WITNESSES:

                                        ________________________________________

                                        ________________________________________
                                        Notary Public

                              ACKNOWLEDGMENT AS TO
                        COMMERCIAL NATIONAL CORPORATION

STATE OF MISSISSIPPI
COUNTY OF HINDS

         BEFORE ME, the undersigned Notary Public, on this ______ day of _____________, 199 _, in the presence of the undersigned competent witnesses, personally came and appeared ______________________, who, being duly sworn, declared and acknowledged before me that he is the President of Commercial National Corporation and that in such capacity he was duly authorized to and did execute the foregoing Merger Agreement on behalf of such Corporation, for the purposes therein expressed, and as his and such Corporation's free act and deed.

WITNESSES:

                                        ________________________________________

                                        ________________________________________
                                        Notary Public

                   AMENDMENT TO AGREEMENT AND PLAN OF MERGER
                                    BETWEEN
                            DEPOSIT GUARANTY CORP.,
                        COMMERCIAL NATIONAL CORPORATION
                                      AND
                       CITIZENS NATIONAL BANCSHARES, INC.


         AMENDMENT dated as of March 27, 1995 ("Amendment") to AGREEMENT AND PLAN OF MERGER dated as of December 2, 1994 ("Agreement") adopted and made by and between Deposit Guaranty Corp. ("the Company"), a Mississippi corporation, CNB National Corporation ("CNC"), a Louisiana corporation, and Citizens National Bancshares, Inc. ("CNB"), a Louisiana corporation.

         CNB, the Company and CNC entered into the Agreement as of December 2, 1994. CNB, the Company and CNC have determined to amend the Agreement.

         In consideration of their mutual promises and obligations, the parties hereto adopt and make this Amendment to the Agreement as follows:

         1. Amendment. The Agreement is hereby amended to add thereto a new Section 6.3.7 immediately following Section 6.3.6 and immediately before
Section 6.4, reading as follows:

                 "6.3.7 ACCOUNTING TREATMENT. Neither the SEC nor the Company's independent certified public accountants shall have concluded that the Merger will not qualify as a pooling of interests for accounting purposes."

         2. Execution in Counterparts. This Amendment may be executed in counterparts, each of which shall be deemed to constitute an original. Each such counterpart shall become effective when one counterpart has been signed by each party hereto.

         3. Governing Law. This Amendment shall be governed by, and interpreted in accordance with, the laws of the State of Louisiana applicable to agreements made and entirely to be performed within such State, except as federal law may be applicable.

         4. Headings. The headings in this Amendment are inserted for convenience of reference only and are not intended to be a part of or to affect the meaning or interpretation of this Amendment.

         IN WITNESS WHEREOF, the parties hereto have caused this instrument to be executed in counterparts by their duly authorized officers and their corporate seals to be hereunto affixed, all as of the day and year first above written.

                                            DEPOSIT GUARANTY CORP.


                                            By:________________________________
                                            Name:______________________________
                                            Title:_____________________________

ATTEST:


_________________________________
Secretary

                                            COMMERCIAL NATIONAL CORPORATION


                                            By:________________________________
                                            Name:______________________________
                                            Title:_____________________________

ATTEST:


_________________________________
Secretary

                                            CITIZENS NATIONAL BANCSHARES, INC.


                                            By:________________________________
                                                 Phil K. Livingston
                                            Its: President and Chief
                                                 Executive Officer

ATTEST:


_________________________________
Secretary

                SECOND AMENDMENT TO AGREEMENT AND PLAN OF MERGER
                                    BETWEEN
                            DEPOSIT GUARANTY CORP.,
                        COMMERCIAL NATIONAL CORPORATION
                                      AND
                       CITIZENS NATIONAL BANCSHARES, INC.


         SECOND AMENDMENT dated as of April 11, 1995 ("Second Amendment") to AGREEMENT AND PLAN OF MERGER dated as of December 2, 1994, among Deposit Guaranty Corp. ("the Company"), a Mississippi corporation, Commercial National Corporation ("CNC"), a Louisiana corporation, and Citizens National Bancshares, Inc. ("CNB"), a Louisiana corporation, as amended by the AMENDMENT TO AGREEMENT AND PLAN OF MERGER dated as of March 27, 1995, among Deposit Guaranty, CNC and CNB (collectively, the Agreement").

         In consideration of their mutual promises and obligations contained herein, the parties hereto adopt and make this Second Amendment to the Agreement as follows:

         1. Amendment. The Agreement is hereby amended by deleting therefrom in its entirety clause (B) of Section 5.2(a)(ii), and substituting in its place a new clause (B) of Section 5.2(a)(ii), reading as follows:

         "(B) for each fiscal year (or portion thereof) after 1994 occurring prior to the Effective Time at a rate of up to $ .1333 per share times the number of complete calendar months elapsed prior to the Effective Time during the fiscal year for which the dividend is being paid, provided that if the Effective Time occurs at a time during a calendar quarter that is before the Company's record date for payment of the Company's regular quarterly dividend for that quarter, no such dividend otherwise permitted to be paid by CNB under this clause (B) shall be paid for that quarter"

         2. Execution in Counterparts. This Second Amendment may be executed in counterparts, each of which shall be deemed to constitute an original. Each such counterpart shall become effective when one counterpart has been signed by each party hereto.

         3. Governing Law. This Second Amendment shall be governed by, and interpreted in accordance with, the laws of the State of Louisiana applicable to agreements made and entirely to be performed within such State, except as federal law may be applicable.

         4. Headings. The headings in this Second Amendment are inserted for convenience of reference only and are not intended to be a part of or to affect the meaning or interpretation of this Second Amendment.

         IN WITNESS WHEREOF, the parties hereto have caused this instrument to be executed in counterparts by their duly authorized officers and their corporate seals to be hereunto affixed, all as of the day and year first above written.

                                           DEPOSIT GUARANTY CORP.


                                           By:_________________________________
                                           Name:_______________________________
                                           Title:______________________________

ATTEST:


_________________________________
Secretary

                                           COMMERCIAL NATIONAL CORPORATION


                                           By:_________________________________
                                           Name:_______________________________
                                           Title:______________________________

ATTEST:


_________________________________
Secretary

                                           CITIZENS NATIONAL BANCSHARES, INC.


                                           By:_________________________________
                                                Phil K. Livingston
                                           Its: President and Chief Executive
                                                Officer

ATTEST:


_________________________________
Secretary

                                   EXHIBIT B


             [ALEX SHESHUNOFF & CO. INVESTMENT BANKING LETTERHEAD]





                                               April 13, 1995




Board of Directors
Citizens National Bancshares, Inc.
201 Northwest Railroad Avenue
Hammond, Louisiana  70401

Gentlemen:

You have requested our opinion, as an independent financial analyst to the common shareholders of Citizens National Bancshares, Inc., Hammond, Louisiana ("CNB"), as to the fairness, from a financial point of view to the common shareholders of CNB, of the terms of the proposed merger of CNB with Deposit Guaranty Corp., Jackson, Mississippi ("DGC"). Pursuant to the terms of the Agreement and Plan of Merger, in the event the Average Market Price of DGC common stock is greater than or equal to $30.50 per share, the Exchange Ratio shall equal 1,393,442 divided by the total number of shares of CNB common stock issued and outstanding immediately prior to the Effective Time. In the event the Average Market Price of DGC common stock is less than or equal to $28.50 per share, the Exchange Ratio shall equal 1,491,228 divided by the total number of shares of CNB common stock issued and outstanding immediately prior to the Effective Time. In the event the Average Market Price of DGC common stock is greater than $28.50 per share but less than $30.50 per share, the Exchange Ratio shall be determined by dividing $42,500,000 by the Average Market Price and then dividing the product by the total number of shares of CNB common stock issued and outstanding immediately prior to the Effective Time.

As part of its banking analysis business, Alex Sheshunoff & Co. Investment Banking is continually engaged in the valuation of bank, bank holding company and thrifts securities in connection with mergers and acquisitions nationwide. Prior to being retained for this assignment, Alex Sheshunoff & Co. Investment Banking has provided professional services and products to CNB and DGC. The revenues derived from such services and products are insignificant when compared to the firm's total gross revenues.


In connection with this assignment, we reviewed (i) the terms of the Agreement and Plan of Merger between DGC and CNB; (ii) the most recent external auditor's reports to the Boards of Directors of each organization; (iii) the March 31, 1995 Report of Condition and Income for CNB and the audited 1994 Balance Sheet and Income Statement for DGC; (iv) the Rate Sensitivity Analysis reports for each organization; (v) each organization's listing of marketable securities showing rate, maturity and market value as compared to book value; (vi) each organization's internal loan classification list; (vii) a listing of other real estate owned for each organization; (viii) the budget and long range operating plan of each organization; (ix) a listing of unfunded letters of credit and any other off-balance sheet risks for each organization; (x) the Minutes of the Board of Directors of each organization; (xi) the most recent Board report for each organization; (xii) the listing and description of significant real properties for each organization; (xiii) the directors and officers liability and blanket bond insurance policies for each organization; and (xiv) market conditions and current trading levels of outstanding equity securities of both organizations.


We have also had discussions with the management of CNB and DGC regarding their respective financial results and have analyzed the most current financial data available on CNB and DGC. We also considered such other information, financial studies, analyses and investigations, and economic and market criteria which we deemed relevant. We have met with the management of CNB and DGC to discuss the foregoing information with them.

We have considered certain financial data of CNB and DGC, and have compared that data with similar data for other banks and bank holding companies which have recently merged or been acquired; furthermore, we have considered the financial terms of these business combinations involving said banks and bank holding companies.

We have not independently verified any of the information reviewed by us and have relied on its being complete and accurate in all material respects. In addition, we have not made an independent evaluation of the assets of CNB or DGC.


In reaching our opinion we took into consideration the financial benefits of the proposed transactions to all CNB shareholders. Based on all factors that we deem relevant and assuming the accuracy and completeness of the information and data provided to us by CNB and DGC, it is our opinion as of April 13, 1995, that the proposed transaction is fair and equitable to all CNB shareholders from a financial point of view.


We hereby consent to the reference to our firm in the proxy statement or prospectus related to the merger transaction and to the inclusion of our opinion as an exhibit to the proxy statement or prospectus related to the merger transaction.

                                          Respectfully submitted,

                                          ALEX SHESHUNOFF & CO.
                                              INVESTMENT BANKING
                                          AUSTIN, TEXAS



                                          By:_______________________________
                                                Alex Sheshunoff
                                                President



                                          By:_______________________________
                                                 Wade Schuessler
                                                 Assistant Vice President

                                   EXHIBIT C



                             La. R.S. 12:131 (1993)

Section 131. Rights of a shareholder dissenting from certain corporate actions

         A. Except as provided in subsection B of this section, if a corporation has, by vote of its shareholders, authorized a sale, lease or exchange of all of its assets, or has, by vote of its shareholders, become a party to a merger or consolidation, then, unless such authorization or action shall have been given or approved by at least eighty percent of the total voting power, a shareholder who voted against such corporate action shall have the right to dissent. If a corporation has become a party to a merger pursuant to R.S. 12:112(H), the shareholders of any subsidiaries party to the merger shall have the right to dissent without regard to the proportion of the voting power which approved the merger and despite the fact that the merger was not approved by vote of the shareholders of any of the corporations involved.

         B. The right to dissent provided by this Section shall not exist in the case of:

         (1) A sale pursuant to an order of a court having jurisdiction in the premises.

         (2) A sale for cash on terms requiring distribution of all or substantially all of the net proceeds to the shareholders in accordance with their respective interests within one year after the date of the sale.

         (3) Shareholders holding shares of any class of stock which, at the record date fixed to determine shareholders entitled to receive notice of and to vote at the meeting of shareholders at which a merger or consolidation was acted on, were listed on a national securities exchange, or were designated as a national market system security on an inter-dealer quotation system by the National Association of Securities Dealers, unless the articles of the corporation issuing such stock provide otherwise or the shares of such shareholders were not converted by the merger or consolidation solely into shares of the surviving or new corporation.

         C. Except as provided in the last sentence of this subsection, any shareholder electing to exercise such right of dissent shall file with the corporation, prior to or at the meeting of shareholders at which such proposed corporate action is submitted to a vote, a written objection to such proposed corporate action, and shall vote his shares against such action. If such proposed corporate action be taken by the required vote, but by less than eighty percent of the total voting power, and the merger, consolidation or sale, lease or exchange of assets authorized thereby be effected, the corporation shall promptly thereafter give written notice thereof, by registered mail, to each shareholder who filed such written objection to, and voted his shares against, such action, at such shareholder's last address on the corporation's records. Each such shareholder may, within twenty days after the mailing of such notice to him, but not thereafter, file with the corporation a demand in writing for the fair cash value of his shares as of the day before such vote was taken; provided that he state in such demand the value demanded, and a post office address to which the reply of the corporation may be sent, and at the same time deposit in escrow in a chartered bank or trust company located in the parish of the registered office of the corporation, the certificates representing his shares, duly endorsed and transferred to the corporation upon the sole condition that said certificates shall be delivered to the corporation upon payment of the value of the shares determined in accordance with the provisions of this section. With his demand the shareholder shall deliver to the corporation, the written acknowledgment of such bank or trust company that it so holds his certificates of stock. Unless the objection, demand and acknowledgment aforesaid be made and delivered by the shareholder within the period above limited, he shall conclusively be presumed to have acquiesced in the corporate action proposed or taken. In the case of a merger pursuant to R.S. 12:112(H), the dissenting shareholder need not file an objection with the corporation nor vote against the merger, but need only file with the corporation, within twenty days after a copy of the merger certificate was mailed to him, a demand in writing for the cash value of his shares as of the day before the certificate was filed with the secretary of state, state in such demand the value demanded and a post office address to which the corporation's reply may be sent, deposit the certificates representing his shares in escrow as hereinabove provided, and deliver to the corporation with his demand the acknowledgment of the escrow bank or trust company as hereinabove prescribed.

         D. If the corporation does not agree to the value so stated and demanded, or does not agree that a payment is due, it shall, within twenty days after receipt of such demand and acknowledgment, notify in writing the shareholder, at the designated post office address, of its disagreement, and shall state in such notice the value it will agree to pay if any payment should be held to be due; otherwise it shall be liable for, and shall pay to the dissatisfied shareholder, the value demanded by him for his shares.

         E. In case of disagreement as to such fair cash value, or as to whether any payment is due, after compliance by the parties with the provisions of subsections C and D of this section, the dissatisfied shareholder, within sixty days after receipt of notice in writing of the corporation's disagreement, but not thereafter, may file suit against the corporation, or the merged or consolidated corporation, as the case may be, in the district court of the parish in which the corporation or the merged or consolidated corporation, as the case may be, has its registered office, praying the court to fix and decree the fair cash value of the dissatisfied shareholder's shares as of the day before such corporate action complained of was taken, and the court shall, on such evidence as may be adduced in relation thereto, determine summarily whether any payment is due, and, if so, such cash value, and render judgment accordingly. Any shareholder entitled to file such suit may, within such sixty-day period but not thereafter, intervene as a plaintiff in such suit filed by another shareholder, and recover therein judgment against the corporation for the fair cash value of his shares. No order or decree shall be made by the court staying the proposed corporate action, and any such corporate action may be carried to completion notwithstanding any such suit. Failure of the shareholder to bring suit, or to intervene in such a suit, within sixty days after receipt of notice of disagreement by the corporation shall conclusively bind the shareholder (1) by the corporation's statement that no payment is due, or (2) if the corporation does not contend that no payment is due, to accept the value of his shares as fixed by the corporation in its notice of disagreement.

         F. When the fair value of the shares has been agreed upon between the shareholder and the corporation, or when the corporation has become liable for the value demanded by the shareholder because of failure to give notice of disagreement and of the value it will pay, or when the shareholder has become bound to accept the value the corporation agrees is due because of his failure to bring suit within sixty days after receipt of notice of the corporation's disagreement, the action of the shareholder to recover such value must be brought within five years from the date the value was agreed upon, or the liability of the corporation became fixed.

         G. If the corporation or the merged or consolidated corporation, as the case may be, shall, in its notice of disagreement, have offered to pay to the dissatisfied shareholder on demand an amount in cash deemed by it to be the fair cash value of his shares, and if, on the institution of a suit by the dissatisfied shareholder claiming an amount in excess of the amount so offered, the corporation, or the merged or consolidated corporation, as the case may be, shall deposit in the registry of the court, there to remain until the final determination of the cause, the amount so offered, then, if the amount finally awarded such shareholder, exclusive of interest and costs, be more than the amount offered and deposited as aforesaid, the costs of the proceeding shall be taxed against the corporation, or the merged or consolidated corporation, as the case may be; otherwise the costs of the proceeding shall be taxed against such shareholder.

         H. Upon filing a demand for the value of his shares, the shareholder shall cease to have any of the rights of a shareholder except the rights accorded by this section. Such a demand may be withdrawn by the shareholder at any time before the corporation gives notice of disagreement, as provided in subsection D of this section. After such notice of disagreement is given, withdrawal of a notice of election shall require the written consent of the corporation. If a notice of election is withdrawn, or the proposed corporate action is abandoned or rescinded, or a court shall determine that the shareholder is not entitled to receive payment for his shares, or the shareholder shall otherwise lose his dissenter's rights, he shall not have the right to receive payment for his shares, his share certificates shall be returned to him (and, on his request, new certificates shall be issued to him in exchange for the old ones endorsed to the corporation), and he shall be reinstated to all his rights as a shareholder as of the filing of his demand for value, including any intervening preemptive rights, and the right to payment of any intervening dividend or other distribution, or, if any such rights have expired or any such dividend or distribution other than in cash has been completed, in lieu thereof, at the election of the corporation, the fair value thereof in cash as determined by the board as of the time of such expiration or completion, but without prejudice otherwise to any corporate proceedings that may have been taken in the interim.

                PART II.  INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 20.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

         The Company is incorporated under the laws of Mississippi. Subarticle E of Article 8 of the Mississippi Business Corporation Act prescribes the conditions under which indemnification may be obtained by a present or former director or officer of the Company who incurs expenses or liability as a consequence of matters arising out of his activities as a director or officer.

         Article Nine of the Company's Articles of Incorporation also provides for indemnification of officers and directors under certain circumstances. The Company has purchased a liability policy which, subject to any limitations set forth in the policy, indemnifies the Company's directors and officers for damages that they become legally obligated to pay as a result of any negligent act, error or omission committed by such person in his capacity as an officer or director.

         Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.


ITEM 21.  EXHIBITS

         The following exhibits are furnished (or incorporated by reference) as a part of this Registration Statement:


         Exhibit Number                            Description
         --------------                            -----------
               *2                 Agreement and Plan of Merger dated as of December 2, 1994, as amended included as Exhibit A to the Proxy Statement/Prospectus contained herein.

               *5                 Opinion of Watkins Ludlam & Stennis regarding legality of common stock registered hereby.

                8                 Revised Form of Opinion of Watkins Ludlam & Stennis regarding tax matters.

               *23(a)             Consent of KPMG Peat Marwick, LLP, independent auditors

               *23(b)             Consent of Arthur Andersen, LLP, independent auditors

               *23(c)             Consent of Watkins Ludlam & Stennis is contained in their opinion filed as Exhibit 5 to this
                                  Registration Statement

               *23(d)             Consent of Alex Sheshunoff & Co.

               *24                Power of attorney included as part of signature page

               99                 Revised Form of Proxy




 *  Previously filed


ITEM 22.  UNDERTAKINGS

         (1) The Registrant hereby undertakes as follows: that prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the informationcalled for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other Items of the applicable form.

         (2) The Registrant hereby undertakes that every prospectus (i) that is filed pursuant to paragraph (1) immediately preceding, or (ii) that purports to meet the requirements of section 10(a)(3) of the Act and issued in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act of 1933, each such post- effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

         (3) The Registrant hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to Items 4, 10(b), 11 or 13 of this Form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

         (4) The Registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

         (5) The Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant's annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

         (6) Insofar as indemnification for liabilities arising under the Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions described under Item 20 above, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES


         Pursuant to the requirements of the Securities Act of 1933, Deposit Guaranty has duly caused this Amendment No. 1 to Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Jackson, State of Mississippi on this the 13th day of April, 1995.


DEPOSIT GUARANTY CORP.



BY: /s/ E. B. ROBINSON, JR.
    _____________________________
       E. B. Robinson, Jr.
       Chairman of the Board and
       Chief Executive Officer




         Pursuant to the requirements of the Securities Act of 1933, this Amendment No. 1 to Registration Statement has been signed by the following persons in the capacities and on the date indicated.



         NAME                               TITLE                                       DATE
         ----                               -----                                       ----
/s/ E. B. ROBINSON, JR.
______________________________         Chairman of the Board                          April 13, 1995
E. B. Robinson, Jr.                    and Director  (Principal
                                       Executive Officer)

/s/ HOWARD L. MCMILLAN, JR.
______________________________         President and Director                         April 13, 1995
Howard L. McMillan, Jr.


/s/ ARLEN L. MCDONALD
______________________________         Executive Vice President                       April 13, 1995
Arlen L. McDonald                      (Principal Financial
                                       Officer)


/s/ STEPHEN E. BARKER
______________________________         Controller (Principal                          April 13, 1995
Stephen E. Barker                      Accounting Officer)




  * WARREN A. HOOD, JR.
_________________________              Director                                        April 13, 1995
Warren A. Hood, Jr.


 * RICHARD D. MCRAE, JR.
__________________________             Director                                        April 13, 1995
Richard D. McRae, Jr.


 * W.R. NEWMAN, III
__________________________             Director                                        April 13, 1995
W. R. Newman, III



 * STEVEN C. WALKER
__________________________             Director                                        April 13, 1995
Steven C. Walker


* J. KELLEY WILLIAMS
__________________________             Director                                        April 13, 1995
J. Kelley Williams


* By: /s/ E.B. ROBINSON, JR.
     ________________________
      E.B. Robinson, Jr.
      Attorney-in-fact

                              INDEX TO EXHIBITS



Exhibit Number                                             Description                                                    Page No.
- --------------                                             -----------                                                    --------
      8                  Revised Form of Opinion of Watkins Ludlam & Stennis regarding tax matters.

      99                 Revised Form of Proxy
